SUZANO
Departamento de Acionistas
Av. Brigadeiro Faria Lima, 1355 – 5° ao 10° andares
01452-919 – São Paulo - SP
Telefone: (011) 3037-9070 Fax: (011) 3037-9076

03037483

November 07, 2003.
Our ref.: 118/2003

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Companhia Suzano de Papel e Celulose
File n°. 82-3550

SUPPL

To Whom it May Concern:

On behalf of the Issuer, we enclose for submission two copies of the following reports and materials:

- Shareholders Agreement between BNDES Participações S.A., NemoFeffer S.A. and the Controlling Shareholders of the later, with the intervenience of Cia. Suzano de Papel e Celulose;
- By-Laws up-to-date until the Extraordinary General Meeting of October 27, 2003;
- Relevant Fact of October 06, 2003;
- Minutes of the Board of Directors Meeting held on October 06, 2003, at 8:00 a.m.;
- Call Notice of October 09, 2003 (referring to General Extraordinary Meeting of October 27, 2003, at 3:00 p.m.);
- Relevant Fact of October 22, 2003;
- Notice to Shareholders of October 31, 2003;
- Notice to the Market of November 03, 2003;
- Minutes of the Extraordinary General Meeting of October 27, 2003, at 3:00 p.m.;
- Minutes of the Board of Directors Meeting held on November 03, 2003;
- Interim Financial Information referring to September 30, 2003.

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Very truly yours,

Bernardo Szpigel
Financial and Investor Relations Director

DW 11/18

FILE Nº 82-3550

SHAREHOLDERS AGREEMENT BETWEEN BNDES PARTICIPAÇÕES S.A.- BNDESPAR, NEMOFEFFER S.A. AND THE CONTROLLING SHAREHOLDERS OF THE LATER, WITH THE INTERVENIENCE OF COMPANHIA SUZANO DE PAPEL E CELULOSE, AS FOLLOWS:

I. **BNDES PARTICIPAÇÕES S.A. - BNDESPAR**, a wholly-owned subsidiary of Banco Nacional de Desenvolvimento Econômico e Social - BNDES, with headquarters in Brasília, DF, and service office in Rio de Janeiro (RJ), at Avenida República do Chile No. 100, 20° andar, corporate taxpayer (CNPJ/MF) No. 00.383.281/0001-09, duly represented in accordance with its Bylaws, hereinafter referred to simply as **BNDESPAR** and;

II. In its capacity as **CONTROLLING SHAREHOLDER,** as it is hereinafter referred to, **NEMOFEFFER S.A.**, a corporation with headquarters in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1355 – 9° andar - parte, corporate taxpayer (CNPJ/MF) No. 60.651.809/0001-05, duly represented in accordance with its Bylaws;

III. In their capacity as **CONTROLLING SHAREHOLDERS of NEMOFEFFER S.A.,** as they are hereinafter referred to:

- **DAVID FEFFER,** Brazilian, married, industrial, bearer of ID-RG No. 4.617.720-6-SSP/SP and Individual Taxpayer (CPF/MF) No. 882.739.628-49, resident and domiciled in this city, with business address at Avenida Brigadeiro Faria Lima No. 1.355 – 9° andar - São Paulo/SP.

- **DANIEL FEFFER** - Brazilian, married, lawyer, bearer of ID-RG No. 4.617.718-SSP/SP and Individual Taxpayer (CPF-MF) No. 011.769.138-08, resident and domiciled in this city, with business address at Avenida Brigadeiro Faria Lima No. 1.355 – 9o andar – São Paulo/SP.

- **JORGE FEFFER**, Brazilian, married, business administrator, bearer of ID-RG No. 4.617.719-X SP, and Individual Taxpayer (CPF/MF) No. 013.965.718-50, resident and domiciled in this city, with business address at Avenida Brigadeiro Faria Lima No. 1.355 – 9° andar - São Paulo/SP.

- **RUBEN FEFFER**, Brazilian, married, business administrator, bearer of ID-RG No. 16.988.323-1 SP, and Individual Taxpayer (CPF/MF) No.157.423.548-60, resident and domiciled in this city, with business address at Avenida Brigadeiro Faria Lima No. 1.355 – 9° andar - São Paulo/SP.

- **BETTY VAIDERGORN FEFFER,** Brazilian, widow, housewife, bearer of ID-RG No. 2.009.990 SP, and Individual Taxpayer (CPF/MF) No. 011.769.348-05, resident and domiciled in this city, with business address at Avenida Brigadeiro Faria Lima No. 1.355 – 9° andar - São Paulo/SP.

- **FANNY FEFFER**, Brazilian, divorced, businesswoman, bearer of ID-RG No. 1.084.877 SP, and Individual Taxpayer (CPF/MF) No. 688.071.208-87, resident and domiciled in this city, with business address at Avenida Brigadeiro Faria Lima No. 1.355 - 10º andar - São Paulo/SP.

IV. And as **INTERVENIENT PARTY, COMPANHIA SUZANO DE PAPEL E CELULOSE,** a corporation with headquarters in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1355, 5º ao 10º e 12º andares, corporate taxpayer (CNPJ/MF) No. 60.651.726/0001-16, with Bylaws duly registered in the Commercial Registry of the State of São Paulo ("JUCESP") under NIRE No. 3530015398, hereinafter referred to as **COMPANY**;

have agreed to enter this **SHAREHOLDERS' AGREEMENT**, according to the following clauses and conditions:

CLAUSE ONE

STATEMENT OF FACT

1.1 The **CONTROLLING SHAREHOLDER** states that, except for this instrument, there is no other **SHAREHOLDERS' AGREEMENT** intended for regulating their association. If any other **SHAREHOLDERS' AGREEMENT** is entered into in the realm of the **COMPANY**, as well as those that may be executed due to the acquisition of equity interest in **PORTUCEL** – Companhia Produtora de Pasta e Papel S/A, it is hereby agreed that, in case of conflict between the provisions of this Agreement and of any other **SHAREHOLDERS' AGREEMENT**, for as long as this Agreement is in force, its provisions shall always prevail.

1.2. The **COMPANY** represents that it is in good standing regarding all federal, state and local taxes and fiscal and parafiscal contributions and charges.

1.3. The Bylaws of the **COMPANY** are those approved by the Extraordinary General Meeting held on September 3, 2002, a copy of which is attached as Sole Appendix, with changes in its capital stock approved by the Meeting of the Board of Directors of the **COMPANY**, held on September 20, 2002.

1.4. As of November 16, 2002, the capital stock of the **COMPANY** was distributed as follows:

Shareholder	Common		Preferred		Grand Total	
	Thousand Shares	%	Thousand Shares	%	Thousand Shares	%
NEMOFEFFER S.A.	97,364.17	99.99	136.42	0.09	97,500.58	37.71
BNDES PARTICIPAÇÕES S..A.- BNDESPAR	-	-	32,590.14	20.22	32,590.14	12.61

Shareholder	Common		Preferred		Grand Total	
	Thousand Shares	**%**	**Thousand Shares**	**%**	**Thousand Shares**	**%**
J.P.MORGAN INTERNATIONAL INC.	-	-	22,678.00	14.07	22,678.00	8.77
ESPÓLIO DE LEON FEFFER	-	-	13,651.25	8.47	13,651.25	5.28
CXA.PREV.FUNC.BCO.DO BRASIL - PREVI	-	-	12,790.26	7.94	12,790.26	4.95
OUTROS	10.29	0,01	79,299.26	49.21	79,309.55	30.68
TOTAL	**97,374.46**	**100.00**	**161,14.32**	**100.00**	**258 ,519.78**	**100.00**

CLAUSE TWO

PURPOSE

2.1. The purpose of this **SHAREHOLDERS' AGREEMENT** is to establish the norms regulating the relationship and obligations arising from the share ownership of the **PARTIES** in the capital stock of **COMPANY,** according to the terms of article 118 of Law No. 6404 dated December 15, 1976.

2.2. The **PARTIES** agree that the compliance with the norms established in this SHAREHOLDERS' AGREEMENT is in the best interests of the **COMPANY**, from an operational viewpoint, as well as to achieve their corporate objects.

2.3. The participation of **BNDESPAR** in the capital stock of the **COMPANY** results from the subscription of preferred shares issued by the **COMPANY,** paid up strictly in accordance with the terms and conditions of the Public Offering for the Swap of Preferred Shares made by Companhia Suzano de Papel e Celulose to the holders of preferred shares issued by Bahia Sul Celulose S.A. ("BAHIA SUL"), published in the *Gazeta Mercantil* newspaper on August 16, 2002, which had the purpose of allowing the operational consolidation of the pulp and paper businesses of the **COMPANY** with those of **BAHIA SUL,** such consolidation being of interest to the shareholders of the **COMPANY** and **BAHIA SUL.**

CLAUSE THREE

JOINT SALE RIGHTS

3.1. Unless **BNDESPAR** elects to exercise its joint sale rights as provided in item **3.2** below, any transfer of the share control of the **COMPANY** to third parties must have as condition precedent the formal adhesion, by the purchaser, to this SHAREHOLDERS' AGREEMENT, binding himself by all the terms and conditions stipulated hereunder.

3.2 In case of direct or indirect transfer, assignment or disposal by any other form of the total or part of the shares and/or subscription rights, or other securities convertible or which may be transformed into or swapped for shares, which represent during the effective period of this SHAREHOLDERS' AGREEMENT, fifty percent (50%) plus one of the common shares of the voting capital of the **COMPANY**, **BNDESPAR** may elect to sell its share interest, in part or in whole, together with the shares held by the **CONTROLLING SHAREHOLDER**, under the same price, conditions and payment. If the offer has different terms for the transfer, assignment or disposal of different types and classes of shares, the total number of shares shall be purchased at the best conditions offered.

3.3 If the **CONTROLLING SHAREHOLDER** wishes to transfer the total or part of its shares and/or subscription rights, or other convertible securities or which may be transformed into or swapped for shares, representing during the effective period of this SHAREHOLDERS' AGREEMENT, fifty percent (50%) plus one of the common shares of the voting capital of the **COMPANY** to a third-party ("Bidder"), it shall necessarily give written notice of its intent to **BNDESPAR**, specifying in the notification for exercise of joint sale rights ("Notification") the following:

(i) name and qualification of the Bidder, and if the Bidder is a company, the notification shall also identify the shareholders or partners who hold the control of the Bidder;
(ii) price and payment conditions;
(iii) lot of shares to be purchased;
(iv) other relevant conditions and terms of the bid; and
(v) manifestation of the **CONTROLLING SHAREHOLDER** regarding acceptance of the bid.

3.4 **BNDESPAR** shall have thirty (30) days, as from the date of receipt of the Notification, to inform the **CONTROLLING SHAREHOLDER**, in writing, of its interest to exercise, in part or in whole, the joint sale right mentioned in item **3.2** above, in relation to its shares.

3.5 The total or part of the shares representing fifty percent (50%) plus one of the common shares of the voting capital of the **COMPANY** mentioned in item **3.2** above, shall not be the object of lien or charge without the previous express agreement of **BNDESPAR**, and **BNDESPAR** shall have a period of forty-five (45) days to give such agreement, after which it shall be deemed as given.

3.6 Common shares held and those which may come to be held by the **CONTROLLING SHAREHOLDER** during the effectiveness of this SHAREHOLDERS' AGREEMENT, in excess of fifty percent (50%) plus one of the common shares of the voting capital of the **COMPANY**, as mentioned in item **3.2** of this CLAUSE, may be disposed of or be the object of lien or charge, and in this case **BNDESPAR** shall not be allowed to exercise the joint sale right foreseen in this Clause.

CLAUSE FOUR

OBLIGATIONS OF THE CONTROLLING SHAREHOLDER

4.1. The **CONTROLLING SHAREHOLDER** undertakes to exercise its voting rights to assure the election of one (1) member appointed by **BNDESPAR** to compose the Board of Directors of the **COMPANY**.

4.2. The **CONTROLLING SHAREHOLDER** further agrees to:

a) refrain from entering any other SHAREHOLDERS' AGREEMENT or any other instrument that may condition or that restricts the exercise of its voting rights in the **COMPANY,** without the prior express approval of the **PARTIES.** This provision applies, also, to any SHAREHOLDERS' AGREEMENT, which the **CONTROLLING SHAREHOLDER**, directly or through a company controlled by it may enter into with third parties due to the acquisition of equity interest in **PORTUCEL –Companhia Produtora de Pasta e Papel S/A.**

b) cause the **COMPANY** to issue call notice to **BNDESPAR** up to twenty (20) days before any and all General Meeting of the Shareholders and up to ten (10) days before the Ordinary Meeting of the Board of Directors, sending also, together with the call notice, the documents relating to the meeting;

c) cause the **COMPANY** to pay dividends, within a maximum period of sixty (60)days, as from the date of the respective resolution of the General Meeting adjusted for inflation according to the variation of the Consumer Price Index – IPC [*Índice de Preços ao Consumidor – IPC]*, assessed by the *Instituto Brasileiro de Geografia e Estatística-IBGE*, as from the closing month of the fiscal year, up to the effective payment, within the shorter periodicity allowed by law. Should another index that not the IPC be established for the purpose of application of funds related to the Social Integration Program [*Programa de Integração Social – PIS*] and to the Public Service Employees Saving Program [*Programa de Formação do Patrimônio do Servidor Público – PASEP*], the adjustment for inflation shall be made using this new index or a similar index elected by *Banco Nacional de Desenvolvimento Econômico e Social - BNDES*, to be used for the operations of the whole BNDES system, and which preserves the true currency value;

d) not approve, nor allow approval by failure to act, without the prior express approval of BNDESPAR, any matter regarding which Law No. 6404/76 establishes the requirement for special quorum, whether for installation of the General Meeting of Shareholders on first call or for approval of resolutions. **BNDESPAR** shall exercise its right of veto regarding the matters referred to in this item in a reasonable manner.

e) not approve, nor allow approval by failure to act, any amendment of the Bylaws in force that changes the maximum number of the members of the Board of Directors of the **COMPANY**.

CLAUSE FIVE

MANAGEMENT RULES

5.1. For as long as this Agreement is in force, the **COMPANY** undertakes before **BNDESPAR** to comply with the following conditions:

a) pay on their due dates all of its tax, labor and social security obligations and all contributions to the *Fundo de Participação PIS/PASEP* and to the *Fundo de Investimento Social - FINSOCIAL*;

b) provide evidence, whenever requested by **BNDESPAR,** that it is in good standing regarding compliance with current federal, state or municipal legislation;

c) provide evidence, whenever requested by **BNDESPAR,** of compliance with the norms in force regarding environmental preservation and control;

d) send to **BNDESPAR,** within sixty (60) of subscription of any shares by **BNDESPAR,** the respective minutes of the Meeting of the Board of Directors that ratified the capital increases, duly filed with the Commercial Registry of the State of São Paulo;

e) supply to **BNDESPAR** all clarifications requested, and also, from time to time, the following documents:

i - annually, up to the closing of the fiscal year, the Program-Budget for the following year;

ii - annually, within ninety (90) days of closing of the fiscal year, the analytical financial statements, accompanied by the explanatory notes, Management Report and Opinion of the Independent Auditors;

iii - monthly, analytical interim balance sheets;

iv - annually, up to December 10, the financial statements assessed as of October 31, for the purpose of equity method recognition as required by law. Such Financial Statements may be replaced by an interim balance sheet assessed on the same date, accompanied by a Comfort Letter subscribed by the Independent Auditors firm;

f) extend to the companies in which the **COMPANY** and/or the **CONTROLLING SHAREHOLDER** detain or participate directly or indirectly in the controlling interest, the same treatment given to the other companies in the market, if these enter into commercial operations with the **COMPANY**, its subsidiaries and affiliates;

g) mention the financial support of **BNDESPAR** on its disclosure plans when requested to do so by that institution;

h) enforce compliance by its subsidiaries, before **BNDESPAR,** with the provisions contained in this Agreement, especially those referred to in this Clause.

CLAUSE SIX

COMPULSORY PURCHASE AND SALE

6.1. In case of noncompliance before **BNDESPAR** with any of the obligations assumed under this **AGREEMENT** by the **CONTROLLING SHAREHOLDER** or by the **CONTROLLING SHAREHOLDERS** of **NEMOFEFFER,** as well as by the **COMPANY,** the party at fault shall be warned by **BNDESPAR** to restore the situation to its previous condition within sixty (60) days so that the action impugned be rendered ineffective.

If the situation is not restored to its previous condition, due to reasons imputable solely to the **COMPANY** or to its **CONTROLLING SHAREHOLDER,** or which as deemed by **BNDESPAR** are not properly justified, or if the effects of the action performed by the party at fault are such that, even if the situation is restored to its previous condition there will still be losses to **BNDESPAR** affecting its equity position, then **BNDESPAR** may, according to the seriousness of the fault, demand that the party at fault acquires and pays in full within sixty (60) days, all shares held by **BNDESPAR** in the capital stock of the **COMPANY,** at the highest price assessed by the following criteria:

a) higher value of the daily weighted average per volume of the share price quoted by Stock Exchanges, obtained in the thirty (30) last floor trades made;

b) issue value of the shares of **BAHIA SUL** paid by **BNDESPAR,** such shares having been swapped for shares of the **COMPANY**, under the Public Offering for Swap as mentioned in item **2.3** above, added by the issue value of the shares of the **COMPANY** paid by **BNDESPAR** in subsequent increases of the capital stock; these prices shall be adjusted for inflation according to the variation of the Consumer Price Index – IPC of the IBGE, plus interest at the rate of twelve percent (12%) per year, monthly capitalized, counted as from the respective realization dates by **BNDESPAR**; from this amount will be deducted the value of the dividends to be paid, adjusted for inflation and added by interest by the same index and at the same rate and form mentioned above, and also adjusted to any stock bonuses received by BNDESPAR in the period considered.

Should another index that not the IPC be established for the purpose of application of funds related to the Social Integration Program [*Programa de Integração Social – PIS*] and to the Public Service Employees Saving Program [*Programa de Formação do Patrimônio do Servidor Público – PASEP*], the adjustment for inflation shall be made using this new index or a similar index elected by *Banco Nacional de Desenvolvimento Econômico e Social - BNDES*, to be used in the operations of the whole BNDES system, and which preserves the true currency value.

c) net equity per share, assessed according to article 45, of Law No. 6404/76.

6.2. In case of default relating to the preservation of share control, **BNDESPAR** may also opt for the value equivalent to the amount of the transfer, assignment or disposal, for the compulsory purchase of all shares owned by it in the capital stock of the **COMPANY.**

6.3. If the defaulting party is notified by letter sent through the Register Office of Deeds and Documents to purchase the shares of **BNDESPAR,** and if such party fails to do so within sixty (60) days of the notification, it shall be subject also to the payment of a conventional fine of ten percent (10%) over the total value of the shares of **BNDESPAR** as mentioned in item **6.2.**,above.

6.4. Any inaccuracy in the Statement of Fact mentioned in Clause One shall subject the party at fault to the provisions of the previous items.

6.5. The default of any obligation undertaken by the **CONTROLLING SHAREHOLDER** or by the **COMPANY** towards **BANCO NACIONAL DE DESENVOLVIMENTO ECONÔMICO E SOCIAL - BNDES**, and/or by any of its subsidiaries under this Agreement, as well as under other instruments executed with **BNDESPAR,** shall also subject the party at fault to the provisions of this Clause. All the terms and conditions provided in this Clause are also applicable to this item, especially those referred to in item 6.1 above .

6.6. The provisions of this Clause do not suppress the right of **BNDESPAR** to opt for the specific execution of the defaulted obligations as entitled under Paragraph Three, Article 118, of Law No. 6404/76.

CLAUSE SEVEN

FILINGS

7.1. The **COMPANY** undertakes to record this **SHAREHOLDERS' AGREEMENT** in its Register Book and in the Share Certificates as required by law, observing the provisions of item **7.1.1** below:

> **7.1.1** In the Registered Shares Register of the **COMPANY**, on the margin of the record of the shares owned by the **CONTROLLING SHAREHOLDER**, corresponding to at least fifty percent (50%) plus one of the common shares of the voting capital of the **COMPANY,** as well as in the respective share certificates an annotation shall be made to read as follows: "The operation or transfer, under whatsoever title of these shares is subject to the charges and regime of the **SHAREHOLDERS' AGREEMENT**, executed on December 10, 2002, between **BNDES PARTICIPAÇÕES S.A. – BNDESPAR** and **NEMOFEFFER S.A.**, subject otherwise to the transaction being null and void ".

7.2. The **COMPANY,** undertakes to enforce full compliance with and performance of this AGREEMENT, reviewing and allowing the **PARTIES** to fully review all the acts related herewith.

7.3. The **COMPANY** agrees to promptly inform the **PARTIES** about any act, fact or omission, that may constitute a breach of this **AGREEMENT**, as well as to take any action as required by any supervening law for its effectiveness and validity.

7.4. The **COMPANY** shall not record any transfer, assignment, encumbrance or any other action that may imply disposal of the shares in breach of the provisions of Clause Three to whomsoever, without prior express evidence of fulfillment of all the obligations under this **AGREEMENT**.

CLAUSE EIGHT
EFFECTIVE DATE

8.1 This **AGREEMENT** shall be effective as from the date of execution and shall remain effective while **BNDESPAR** remains a shareholder of the **COMPANY** with a share interest of not less than five percent (5%) of the capital stock.

8.2. This **AGREEMENT**, which is binding upon the signatories, their heirs and successors shall not prevail, however, in relation to any purchasers of preferred shares issued by the **COMPANY** and owned by **BNDESPAR**.

CLAUSE NINE
COURT

9.1. The Court of this city of Rio de Janeiro, state of Rio de Janeiro, is elected for the settlement of any dispute which may arise from the interpretation of this **AGREEMENT**.

Having thus agreed, the parties execute this instrument in nine (9) counterparts of same form and content and for one sole purpose, together with the witnesses below.

The pages of this instrument are initialed by Fernando Américo de Rezende Neto, Lawyer, as authorized by the legal representatives of **BNDESPAR** who have signed it.

Rio de Janeiro, December 10, 2002.

For BNDES PARTICIPAÇÕES S.A. - BNDESPAR:

Eleazar de Carvalho Filho – President-Director - BNDESPAR

Wallim Vasconcellos – Director -BNDESPAR

For CONTROLLING SHAREHOLDER:

____________________ ____________________

David Feffer **Daniel Feffer**

For the CONTROLLING SHAREHOLDERS of NEMOFEFFER S.A:

____________________ ____________________

DAVID FEFFER **DANIEL FEFFER**

JORGE FEFFER **RUBEN FEFFER**

BETTY VAIDERGON FEFFER **FANNY FEFFER**

For the INTERVENIENT:

Murilo Cesar Lemos dos Santos Passos **Bernardo Spigel**

WITNESSES:

FILE Nº 82-3550

SHAREHOLDERS AGREEMENT BETWEEN BNDES PARTICIPAÇÕES S.A.- BNDESPAR, NEMOFEFFER S.A. AND THE CONTROLLING SHAREHOLDERS OF THE LATER, WITH THE INTERVENIENCE OF COMPANHIA SUZANO DE PAPEL E CELULOSE, AS FOLLOWS:

I. **BNDES PARTICIPAÇÕES S.A. - BNDESPAR**, a wholly-owned subsidiary of Banco Nacional de Desenvolvimento Econômico e Social - BNDES, with headquarters in Brasília, DF, and service office in Rio de Janeiro (RJ), at Avenida República do Chile No. 100, 20° andar, corporate taxpayer (CNPJ/MF) No. 00.383.281/0001-09, duly represented in accordance with its Bylaws, hereinafter referred to simply as **BNDESPAR** and;

II. In its capacity as **CONTROLLING SHAREHOLDER,** as it is hereinafter referred to, **NEMOFEFFER S.A.**, a corporation with headquarters in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1355 – 9° andar - parte, corporate taxpayer (CNPJ/MF) No. 60.651.809/0001-05, duly represented in accordance with its Bylaws;

III. In their capacity as **CONTROLLING SHAREHOLDERS of NEMOFEFFER S.A.,** as they are hereinafter referred to:

- DAVID FEFFER, Brazilian, married, industrial, bearer of ID-RG No. 4.617.720-6-SSP/SP and Individual Taxpayer (CPF/MF) No. 882.739.628-49, resident and domiciled in this city, with business address at Avenida Brigadeiro Faria Lima No. 1.355 – 9° andar - São Paulo/SP.

- **DANIEL FEFFER** - Brazilian, married, lawyer, bearer of ID-RG No. 4.617.718-SSP/SP and Individual Taxpayer (CPF-MF) No. 011.769.138-08, resident and domiciled in this city, with business address at Avenida Brigadeiro Faria Lima No. 1.355 – 9o andar – São Paulo/SP.

- JORGE FEFFER, Brazilian, married, business administrator, bearer of ID-RG No. 4.617.719-X SP, and Individual Taxpayer (CPF/MF) No. 013.965.718-50, resident and domiciled in this city, with business address at Avenida Brigadeiro Faria Lima No. 1.355 – 9° andar - São Paulo/SP.

- RUBEN FEFFER, Brazilian, married, business administrator, bearer of ID-RG No. 16.988.323-1 SP, and Individual Taxpayer (CPF/MF) No.157.423.548-60, resident and domiciled in this city, with business address at Avenida Brigadeiro Faria Lima No. 1.355 – 9° andar - São Paulo/SP.

- BETTY VAIDERGORN FEFFER, Brazilian, widow, housewife, bearer of ID-RG No. 2.009.990 SP, and Individual Taxpayer (CPF/MF) No. 011.769.348-05, resident and domiciled in this city, with business address at Avenida Brigadeiro Faria Lima No. 1.355 – 9° andar - São Paulo/SP.

- **FANNY FEFFER**, Brazilian, divorced, businesswoman, bearer of ID-RG No. 1.084.877 SP, and Individual Taxpayer (CPF/MF) No. 688.071.208-87, resident and domiciled in this city, with business address at Avenida Brigadeiro Faria Lima No. 1.355 - 10° andar - São Paulo/SP.

IV. And as **INTERVENIENT PARTY, COMPANHIA SUZANO DE PAPEL E CELULOSE,** a corporation with headquarters in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1355, 5° ao 10° e 12° andares, corporate taxpayer (CNPJ/MF) No. 60.651.726/0001-16, with Bylaws duly registered in the Commercial Registry of the State of São Paulo ("JUCESP") under NIRE No. 3530015398, hereinafter referred to as **COMPANY**;

have agreed to enter this **SHAREHOLDERS' AGREEMENT**, according to the following clauses and conditions:

CLAUSE ONE

STATEMENT OF FACT

1.1 The **CONTROLLING SHAREHOLDER** states that, except for this instrument, there is no other **SHAREHOLDERS' AGREEMENT** intended for regulating their association. If any other **SHAREHOLDERS' AGREEMENT** is entered into in the realm of the **COMPANY**, as well as those that may be executed due to the acquisition of equity interest in **PORTUCEL** – Companhia Produtora de Pasta e Papel S/A, it is hereby agreed that, in case of conflict between the provisions of this Agreement and of any other **SHAREHOLDERS' AGREEMENT**, for as long as this Agreement is in force, its provisions shall always prevail.

1.2. The **COMPANY** represents that it is in good standing regarding all federal, state and local taxes and fiscal and parafiscal contributions and charges.

1.3. The Bylaws of the **COMPANY** are those approved by the Extraordinary General Meeting held on September 3, 2002, a copy of which is attached as Sole Appendix, with changes in its capital stock approved by the Meeting of the Board of Directors of the **COMPANY**, held on September 20, 2002.

1.4. As of November 16, 2002, the capital stock of the **COMPANY** was distributed as follows:

Shareholder	Common		Preferred		Grand Total	
	Thousand Shares	%	Thousand Shares	%	Thousand Shares	%
NEMOFEFFER S.A.	97,364.17	99.99	136.42	0.09	97,500.58	37.71
BNDES PARTICIPAÇÕES S..A.-BNDESPAR	-	-	32,590.14	20.22	32,590.14	12.61

Shareholder	Common		Preferred		Grand Total	
	Thousand Shares	%	Thousand Shares	%	Thousand Shares	%
J.P.MORGAN INTERNATIONAL INC.	-	-	22,678.00	14.07	22,678.00	8.77
ESPÓLIO DE LEON FEFFER	-	-	13,651.25	8.47	13,651.25	5.28
CXA.PREV.FUNC.BCO.DO BRASIL - PREVI	-	-	12,790.26	7.94	12,790.26	4.95
OUTROS	10.29	0,01	79,299.26	49.21	79,309.55	30.68
TOTAL	**97,374.46**	**100.00**	**161,14.32**	**100.00**	**258 ,519.78**	**100.00**

CLAUSE TWO

PURPOSE

2.1. The purpose of this **SHAREHOLDERS' AGREEMENT** is to establish the norms regulating the relationship and obligations arising from the share ownership of the **PARTIES** in the capital stock of **COMPANY,** according to the terms of article 118 of Law No. 6404 dated December 15, 1976.

2.2. The **PARTIES** agree that the compliance with the norms established in this SHAREHOLDERS' AGREEMENT is in the best interests of the **COMPANY**, from an operational viewpoint, as well as to achieve their corporate objects.

2.3. The participation of **BNDESPAR** in the capital stock of the **COMPANY** results from the subscription of preferred shares issued by the **COMPANY,** paid up strictly in accordance with the terms and conditions of the Public Offering for the Swap of Preferred Shares made by Companhia Suzano de Papel e Celulose to the holders of preferred shares issued by Bahia Sul Celulose S.A. ("BAHIA SUL"), published in the *Gazeta Mercantil* newspaper on August 16, 2002, which had the purpose of allowing the operational consolidation of the pulp and paper businesses of the **COMPANY** with those of **BAHIA SUL,** such consolidation being of interest to the shareholders of the **COMPANY** and **BAHIA SUL**.

CLAUSE THREE

JOINT SALE RIGHTS

3.1. Unless **BNDESPAR** elects to exercise its joint sale rights as provided in item **3.2** below, any transfer of the share control of the **COMPANY** to third parties must have as condition precedent the formal adhesion, by the purchaser, to this SHAREHOLDERS' AGREEMENT, binding himself by all the terms and conditions stipulated hereunder.

3.2 In case of direct or indirect transfer, assignment or disposal by any other form of the total or part of the shares and/or subscription rights, or other securities convertible or which may be transformed into or swapped for shares, which represent during the effective period of this SHAREHOLDERS' AGREEMENT, fifty percent (50%) plus one of the common shares of the voting capital of the **COMPANY**, **BNDESPAR** may elect to sell its share interest, in part or in whole, together with the shares held by the **CONTROLLING SHAREHOLDER**, under the same price, conditions and payment. If the offer has different terms for the transfer, assignment or disposal of different types and classes of shares, the total number of shares shall be purchased at the best conditions offered.

3.3 If the **CONTROLLING SHAREHOLDER** wishes to transfer the total or part of its shares and/or subscription rights, or other convertible securities or which may be transformed into or swapped for shares, representing during the effective period of this SHAREHOLDERS' AGREEMENT, fifty percent (50%) plus one of the common shares of the voting capital of the **COMPANY** to a third-party ("Bidder"), it shall necessarily give written notice of its intent to **BNDESPAR**, specifying in the notification for exercise of joint sale rights ("Notification") the following:

(i) name and qualification of the Bidder, and if the Bidder is a company, the notification shall also identify the shareholders or partners who hold the control of the Bidder;
(ii) price and payment conditions;
(iii) lot of shares to be purchased;
(iv) other relevant conditions and terms of the bid; and
(v) manifestation of the **CONTROLLING SHAREHOLDER** regarding acceptance of the bid.

3.4 **BNDESPAR** shall have thirty (30) days, as from the date of receipt of the Notification, to inform the **CONTROLLING SHAREHOLDER**, in writing, of its interest to exercise, in part or in whole, the joint sale right mentioned in item **3.2** above, in relation to its shares.

3.5 The total or part of the shares representing fifty percent (50%) plus one of the common shares of the voting capital of the **COMPANY** mentioned in item **3.2** above, shall not be the object of lien or charge without the previous express agreement of **BNDESPAR**, and **BNDESPAR** shall have a period of forty-five (45) days to give such agreement, after which it shall be deemed as given.

3.6 Common shares held and those which may come to be held by the **CONTROLLING SHAREHOLDER** during the effectiveness of this SHAREHOLDERS' AGREEMENT, in excess of fifty percent (50%) plus one of the common shares of the voting capital of the **COMPANY**, as mentioned in item **3.2** of this CLAUSE, may be disposed of or be the object of lien or charge, and in this case **BNDESPAR** shall not be allowed to exercise the joint sale right foreseen in this Clause.

CLAUSE FOUR

OBLIGATIONS OF THE CONTROLLING SHAREHOLDER

4.1. The **CONTROLLING SHAREHOLDER** undertakes to exercise its voting rights to assure the election of one (1) member appointed by **BNDESPAR** to compose the Board of Directors of the **COMPANY**.

4.2. The **CONTROLLING SHAREHOLDER** further agrees to:

a) refrain from entering any other SHAREHOLDERS' AGREEMENT or any other instrument that may condition or that restricts the exercise of its voting rights in the **COMPANY,** without the prior express approval of the **PARTIES.** This provision applies, also, to any SHAREHOLDERS' AGREEMENT, which the **CONTROLLING SHAREHOLDER**, directly or through a company controlled by it may enter into with third parties due to the acquisition of equity interest in **PORTUCEL –Companhia Produtora de Pasta e Papel S/A.**

b) cause the **COMPANY** to issue call notice to **BNDESPAR** up to twenty (20) days before any and all General Meeting of the Shareholders and up to ten (10) days before the Ordinary Meeting of the Board of Directors, sending also, together with the call notice, the documents relating to the meeting;

c) cause the **COMPANY** to pay dividends, within a maximum period of sixty (60)days, as from the date of the respective resolution of the General Meeting adjusted for inflation according to the variation of the Consumer Price Index – IPC [*Índice de Preços ao Consumidor – IPC]*, assessed by the *Instituto Brasileiro de Geografia e Estatística-IBGE*, as from the closing month of the fiscal year, up to the effective payment, within the shorter periodicity allowed by law. Should another index that not the IPC be established for the purpose of application of funds related to the Social Integration Program [*Programa de Integração Social – PIS*] and to the Public Service Employees Saving Program [*Programa de Formação do Patrimônio do Servidor Público – PASEP*], the adjustment for inflation shall be made using this new index or a similar index elected by *Banco Nacional de Desenvolvimento Econômico e Social - BNDES*, to be used for the operations of the whole BNDES system, and which preserves the true currency value;

d) not approve, nor allow approval by failure to act, without the prior express approval of BNDESPAR, any matter regarding which Law No. 6404/76 establishes the requirement for special quorum, whether for installation of the General Meeting of Shareholders on first call or for approval of resolutions. **BNDESPAR** shall exercise its right of veto regarding the matters referred to in this item in a reasonable manner.

e) not approve, nor allow approval by failure to act, any amendment of the Bylaws in force that changes the maximum number of the members of the Board of Directors of the **COMPANY**.

CLAUSE FIVE

MANAGEMENT RULES

5.1. For as long as this Agreement is in force, the **COMPANY** undertakes before **BNDESPAR** to comply with the following conditions:

a) pay on their due dates all of its tax, labor and social security obligations and all contributions to the *Fundo de Participação PIS/PASEP* and to the *Fundo de Investimento Social - FINSOCIAL*;

b) provide evidence, whenever requested by **BNDESPAR,** that it is in good standing regarding compliance with current federal, state or municipal legislation;

c) provide evidence, whenever requested by **BNDESPAR,** of compliance with the norms in force regarding environmental preservation and control;

d) send to **BNDESPAR,** within sixty (60) of subscription of any shares by **BNDESPAR,** the respective minutes of the Meeting of the Board of Directors that ratified the capital increases, duly filed with the Commercial Registry of the State of São Paulo;

e) supply to **BNDESPAR** all clarifications requested, and also, from time to time, the following documents:

i - annually, up to the closing of the fiscal year, the Program-Budget for the following year;

ii - annually, within ninety (90) days of closing of the fiscal year, the analytical financial statements, accompanied by the explanatory notes, Management Report and Opinion of the Independent Auditors;

iii - monthly, analytical interim balance sheets;

iv - annually, up to December 10, the financial statements assessed as of October 31, for the purpose of equity method recognition as required by law. Such Financial Statements may be replaced by an interim balance sheet assessed on the same date, accompanied by a Comfort Letter subscribed by the Independent Auditors firm;

f) extend to the companies in which the **COMPANY** and/or the **CONTROLLING SHAREHOLDER** detain or participate directly or indirectly in the controlling interest, the same treatment given to the other companies in the market, if these enter into commercial operations with the **COMPANY**, its subsidiaries and affiliates;

g) mention the financial support of **BNDESPAR** on its disclosure plans when requested to do so by that institution;

h) enforce compliance by its subsidiaries, before **BNDESPAR,** with the provisions contained in this Agreement, especially those referred to in this Clause.

CLAUSE SIX

COMPULSORY PURCHASE AND SALE

6.1. In case of noncompliance before **BNDESPAR** with any of the obligations assumed under this **AGREEMENT** by the **CONTROLLING SHAREHOLDER** or by the **CONTROLLING SHAREHOLDERS** of **NEMOFEFFER,** as well as by the **COMPANY,** the party at fault shall be warned by **BNDESPAR** to restore the situation to its previous condition within sixty (60) days so that the action impugned be rendered ineffective.

If the situation is not restored to its previous condition, due to reasons imputable solely to the **COMPANY** or to its **CONTROLLING SHAREHOLDER,** or which as deemed by **BNDESPAR** are not properly justified, or if the effects of the action performed by the party at fault are such that, even if the situation is restored to its previous condition there will still be losses to **BNDESPAR** affecting its equity position, then **BNDESPAR** may, according to the seriousness of the fault, demand that the party at fault acquires and pays in full within sixty (60) days, all shares held by **BNDESPAR** *in the capital stock of the* **COMPANY,** *at the highest price assessed by the following criteria:*

a) higher value of the daily weighted average per volume of the share price quoted by Stock Exchanges, obtained in the thirty (30) last floor trades made;

b) issue value of the shares of **BAHIA SUL** paid by **BNDESPAR,** such shares having been swapped for shares of the **COMPANY**, under the Public Offering for Swap as mentioned in item **2.3** above, added by the issue value of the shares of the **COMPANY** paid by **BNDESPAR** in subsequent increases of the capital stock; these prices shall be adjusted for inflation according to the variation of the Consumer Price Index – IPC of the IBGE, plus interest at the rate of twelve percent (12%) per year, monthly capitalized, counted as from the respective realization dates by **BNDESPAR**; from this amount will be deducted the value of the dividends to be paid, adjusted for inflation and added by interest by the same index and at the same rate and form mentioned above, and also adjusted to any stock bonuses received by BNDESPAR in the period considered.

Should another index that not the IPC be established for the purpose of application of funds related to the Social Integration Program [*Programa de Integração Social – PIS*] and to the Public Service Employees Saving Program [*Programa de Formação do Patrimônio do Servidor Público – PASEP*], the adjustment for inflation shall be made using this new index or a similar index elected by *Banco Nacional de Desenvolvimento Econômico e Social - BNDES*, to be used in the operations of the whole BNDES system, and which preserves the true currency value.

c) net equity per share, assessed according to article 45, of Law No. 6404/76.

6.2. In case of default relating to the preservation of share control, **BNDESPAR** may also opt for the value equivalent to the amount of the transfer, assignment or disposal, for the compulsory purchase of all shares owned by it in the capital stock of the **COMPANY.**

6.3. If the defaulting party is notified by letter sent through the Register Office of Deeds and Documents to purchase the shares of **BNDESPAR,** and if such party fails to do so within sixty (60) days of the notification, it shall be subject also to the payment of a conventional fine of ten percent (10%) over the total value of the shares of **BNDESPAR** as mentioned in item **6.2.**,above.

6.4. Any inaccuracy in the Statement of Fact mentioned in Clause One shall subject the party at fault to the provisions of the previous items.

6.5. The default of any obligation undertaken by the **CONTROLLING SHAREHOLDER** or by the **COMPANY** towards **BANCO NACIONAL DE DESENVOLVIMENTO ECONÔMICO E SOCIAL - BNDES**, and/or by any of its subsidiaries under this Agreement, as well as under other instruments executed with **BNDESPAR,** shall also subject the party at fault to the provisions of this Clause. All the terms and conditions provided in this Clause are also applicable to this item, especially those referred to in item 6.1 above .

6.6. The provisions of this Clause do not suppress the right of **BNDESPAR** to opt for the specific execution of the defaulted obligations as entitled under Paragraph Three, Article 118, of Law No. 6404/76.

CLAUSE SEVEN

FILINGS

7.1. The **COMPANY** undertakes to record this **SHAREHOLDERS' AGREEMENT** in its Register Book and in the Share Certificates as required by law, observing the provisions of item **7.1.1** below:

> **7.1.1** In the Registered Shares Register of the **COMPANY**, on the margin of the record of the shares owned by the **CONTROLLING SHAREHOLDER**, corresponding to at least fifty percent (50%) plus one of the common shares of the voting capital of the **COMPANY,** as well as in the respective share certificates an annotation shall be made to read as follows: "The operation or transfer, under whatsoever title of these shares is subject to the charges and regime of the **SHAREHOLDERS' AGREEMENT**, executed on December 10, 2002, between **BNDES PARTICIPAÇÕES S.A. – BNDESPAR** and **NEMOFEFFER S.A.**, subject otherwise to the transaction being null and void ".

7.2. The **COMPANY,** undertakes to enforce full compliance with and performance of this AGREEMENT, reviewing and allowing the **PARTIES** to fully review all the acts related herewith.

7.3. The **COMPANY** agrees to promptly inform the **PARTIES** about any act, fact or omission, that may constitute a breach of this **AGREEMENT**, as well as to take any action as required by any supervening law for its effectiveness and validity.

7.4. The **COMPANY** shall not record any transfer, assignment, encumbrance or any other action that may imply disposal of the shares in breach of the provisions of Clause Three to whomsoever, without prior express evidence of fulfillment of all the obligations under this **AGREEMENT**.

CLAUSE EIGHT
EFFECTIVE DATE

8.1 This **AGREEMENT** shall be effective as from the date of execution and shall remain effective while **BNDESPAR** remains a shareholder of the **COMPANY** with a share interest of not less than five percent (5%) of the capital stock.

8.2. This **AGREEMENT**, which is binding upon the signatories, their heirs and successors shall not prevail, however, in relation to any purchasers of preferred shares issued by the **COMPANY** and owned by **BNDESPAR**.

CLAUSE NINE
COURT

9.1. The Court of this city of Rio de Janeiro, state of Rio de Janeiro, is elected for the settlement of any dispute which may arise from the interpretation of this **AGREEMENT**.

Having thus agreed, the parties execute this instrument in nine (9) counterparts of same form and content and for one sole purpose, together with the witnesses below.

The pages of this instrument are initialed by Fernando Américo de Rezende Neto, Lawyer, as authorized by the legal representatives of **BNDESPAR** who have signed it.

Rio de Janeiro, December 10, 2002.

For BNDES PARTICIPAÇÕES S.A. - BNDESPAR:

Eleazar de Carvalho Filho – President-Director - BNDESPAR

Wallim Vasconcellos – Director -BNDESPAR

For CONTROLLING SHAREHOLDER:

David Feffer **Daniel Feffer**

For the CONTROLLING SHAREHOLDERS of NEMOFEFFER S.A:

DAVID FEFFER **DANIEL FEFFER**

JORGE FEFFER	**RUBEN FEFFER**
BETTY VAIDERGON FEFFER	**FANNY FEFFER**

For the INTERVENIENT:

Murilo Cesar Lemos dos Santos Passos	**Bernardo Spigel**

WITNESSES:

FILE Nº 82-3550

CONSOLIDATED BYLAWS
OF
COMPANHIA SUZANO DE PAPEL E CELULOSE

TITLE I

Name, headquarters, term and corporate object

Article 1. **COMPANHIA SUZANO DE PAPEL E CELULOSE** is a joint-stock authorized capital company ruled by these Bylaws and by the applicable legal provisions, operating in a responsible and ethical form in respect to human rights.

Article 2. The company has its headquarters and court of jurisdiction in the city of São Paulo, State of São Paulo.

Sole Paragraph - The Management shall decide upon the opening and closing of branches and warehouses.

Article 3. The company shall operate for an indefinite period of time.

Article 4. The corporate object of the company is:

a) the manufacture, trade, importation and exportation of pulp, paper and other products originated from the transformation of forest essences, including recycling of these as well as products related to the graphic segment;

b) the formation and exploitation of homogenous forests, company-owned or owned by third parties, directly or through contracts with companies specialized in silviculture and forest management;

c) service rendering, importation, exportation and the exploitation of goods related to the company's corporate object;

d) transportation on its own behalf and on behalf of third parties;

e) the participation as a partner or as shareholder of any other company.

TITLE II
Capital and Shares

Article 5. The capital stock is of R$ 1,137,737,235.80 (one billion, one hundred and thirty-seven million, seven hundred and thirty-seven thousand, two hundred and thirty-five reais and eighty cents, fully paid and divided in two hundred and fifty-eight million, five hundred and nineteen thousand, seven hundred and eighty-four (258,519,784) no-par registered shares, of which ninety-seven million, three hundred and seventy-four thousand, four hundred and fifty-eight (97,374,458) are ordinary shares and one hundred and sixty-one million, one hundred and forty-five thousand, three hundred and twenty-six (161,145,326) are preferred shares.

Paragraph One - The capital stock may be increased by resolution of the Board of Directors, irrespective of amendment of the Bylaws, through the issue of up to (a)

5,000,000 (five million) common shares and (b) 43,603,590 (forty-three million, six hundred and three thousand and five hundred and ninety preferred shares, in addition to those already issued, observing the limit established in Article 6, Paragraph 2, of these Bylaws.

Paragraph Two - In resolutions concerning the issue of common and/or preferred shares, the Board of Directors shall indicate, the quantity and class of the stock to be issued, the issuance price and conditions, payment terms of the shares subscribed, whether payment is in cash or in installments, and, in this case, the minimum to be paid upon subscription and the time and conditions for paying up the remaining balance.

Paragraph Three – In case of increase of the capital stock, the shareholders shall have preemptive rights for subscription of the shares to be issued, in proportion to the number and class of the shares owned by them. The period for exercising such right shall be of thirty (30) days after publication of the relevant Notice to Shareholders.

Paragraph Four - The Board of Directors may exclude the preemptive rights of former shareholders regarding any issue of shares, debentures convertible in shares or subscription bonus.

Article 6. The holders of preferred shares shall be entitled to the following benefits:

a) priority in capital reimbursements, without any premium;

b) the right to participate, observing the provisions of letter "c" below, of the dividend payout, corresponding to at least twenty-five percent (25%) of the net profit recorded for each fiscal year, adjusted as prescribed in Article 202 of the Corporate Law;

c) dividend, per share, ten percent (10%) higher than the dividend assigned to each common share;

d) participation, under equal conditions with the common shares, in the receipt of any bonus stocks resulting from capitalized reserves or funds of whatever nature or even from the fractionation of shares; and

e) all other rights assigned to the common stock, except as provided in the first paragraph of this Article.

Paragraph One - The preferred shares shall not be entitled to voting rights, except as provided in law.

Paragraph Two – At the discretion and upon resolution of the General Meeting, the company is entitled, at all times, to create new classes of preferred shares or to increase the number of preferred shares of the existing classes, irrespective of proportion with any other stock, provided that the amount of preferred shares without voting rights shall not exceed two thirds (2/3) of the capital stock. The creation or the increase of the number of preferred shares may also be carried out to comply with the request of stockholders as stipulated in Article Seven (7) of these Bylaws.

Paragraph Three – Resolutions approving increase of the capital stock shall stipulate, in relation to the shares to be issued, how the first subsequent dividend shall be calculated for the new shares.

Paragraph Four - In case of capital increase through the incorporation of reserves or funds of whatever nature, the new shares, if issued, shall be in proportion to the number, type and classes of the shares existing at the time of the capital increase; moreover, all the

rights assigned to each type and class of shares issued by the company shall be fully observed.

Article 7. The stockholders are entitled to request the partial or total conversion of their common shares into preferred shares and, in this case, each common share will be simply converted into a preferred share, observing the maximum limit set in paragraph two of the previous article.

TITLE III
The General Meeting

Article 8. The Ordinary General Meeting shall be held in one of the four (4) months following the closing of the company's fiscal year; the Extraordinary Meeting shall be held when called by the Chairman of the Board of Directors, by a Deputy Chairman, or in the cases provided in law.

Article 9. The General Meeting shall be installed by the Chairman of the Board of Directors, or by any of the Deputy Chairmen of the Board of Directors, or by the Superintendent Officer; The stockholders shall then elect the Chairman of the General Meeting who shall invite one of the attendants of the Meeting to serve as Secretary.

TITLE IV
Management of the Company

Article 10. The company has the following management bodies:

- **a)** Board of Directors; and
- **b)** Management Board.

Article 11. The Board of Directors is a deliberative college body and the company shall be represented solely by the Management Board.

Article 12. The Board of Directors and the Management Board shall serve terms of one (1) year, but these terms shall be extended until the investiture of the newly elected members; reelection shall be permitted.

Article 13. The Ordinary General Meeting shall establish the annual global remuneration of the Board of Directors and of the Management Board, and it shall be incumbent upon the Board of Directors to resolve upon the allocation of the defined amount, among the Board members and members of the Management Board.

SECTION I – BOARD OF DIRECTORS

Article 14. The Board of Directors is formed by five (5) to nine (9) members, all of them shareholders, resident in the country or not, elected by the General Meeting, which shall appoint from among them the Chairman and up to two (2) Deputy Chairmen.

Sole Paragraph - After the Ordinary General Meeting of the year 2004, inclusive, the shareholders of preferred shares that represent at least ten percent (10%) of the capital stock, shall be entitled to elect and remove one (1) member of the Board of Directors, voting separately in the General Meeting and excluding from such vote the controlling

shareholders pursuant to article 141, paragraph 4, subitem II, of the Corporate Law, with the wording given by Law No. 10.303 of October 31, 2001 with reduction of the original period stipulated in article 8 paragraph 4 of the same law from 2006 to 2004.

Article 15. It shall be incumbent upon the Board of Directors:

a) to set the general guidelines for carrying out the company's businesses, respecting always the ethical values adopted by the communities in which it operates, especially those related to human rights and protection of the environment;

b) to elect, evaluate and remove at any time the Officers of the Management Board and to assign the duties and powers of each one of them when not foreseen in these Bylaws;

c) to follow up on the activities of the Officers of the Management Board and to examine, at any time, the company's books and records; to request information on any contracts executed or in process of execution and on any other acts;

d) to resolve upon the issuance of common and/or preferred shares, as stipulated in paragraphs one and four of Article Five (5) of these Bylaws;

e) to give opinion on the Management Report and on the Management Accounts;

f) to appoint and remove the independent auditors, except for the right of veto as provided in law;

g) to approve the criteria and accounting principles;

h) to approve the long-term global strategy to be adopted by the company and its subsidiaries, as well as the strategy to be suggested to affiliated companies;

i) to examine, approve and control the preparation of annual and pluriannual investment and operational budgets to be prepared by the Management Board;

j) to follow up on and to evaluate the economic and financial performance of the company.

k) to issue opinion on any propositions or recommendations of the Management Board to the General Meeting;

l) to resolve upon granting or not preemptive rights to former shareholders or upon reduction of the period for exercising such rights when issuing shares, convertible debentures and subscription bonuses, the placement of which is made as stipulated in Article 172 of Law No. 6404/76;

m) provided observance to the provision of item l) above, to resolve upon the issuance of securities, including promissory notes for public or private distribution, in Brazil and /or abroad, according to the pertinent legislation;

n) to authorize the initial and subsequent participation of the company as partner, shareholder or consortium member in other companies or projects, the granting of such participation in guarantee to third parties in the operations of the company, as well as the disposal, under whatever title and under whatever form of any part of the company's assets.

o) to authorize the acquisition of company-issued shares for cancellation or to keep as treasury shares for later sale;

p) to appoint the Investors Relations Officer

q) to authorize the Management Board, establishing the scope of responsibilities by resolution approved in the meeting of the Board of Directors, the Minutes of Meeting of

which shall be duly filed with the Commercial Registry of the State of São Paulo to:

q.1 sell, encumber and purchase, property of whatever nature relative to fixed assets;

q.2 constitute secured guarantee of whatsoever nature or chattel mortgage as collateral;

q.3 enter financial transactions involving debt or credit, including those under the title "vendor" in which the company appears as guarantor of its customers;

q.4 execute any other contracts within the limits of values defined.

q.5 practice or cause to be practiced any acts not expressly foreseen in these Bylaws provided they are legally within his scope of responsibility.

r) resolve upon the creation of the Advisory Committee, to provide advisory services to the members of the Board of Directors fixing the positions and rules according to which the Committee shall operate; and

s) create, when and if deemed convenient, other Committees of the Board of Directors, always in compliance with the provisions of article 16 below.

Article 16. In order to (i) increase the interaction and cooperation between the Management Board and the Board of Directors; (ii) enable in-depth analysis of relevant and strategic matters, assuring adequate information and greater quality and efficiency to the decision-making process of the Board of Directors, as well as (iii) comply with modern rules of corporate governance, are created hereby the Committees of the Board of Directors, whose duty shall be to give their opinion on matters of its scope of responsibilities under the terms of these Bylaws and of the resolutions of the Board of Directors.

Paragraph One - Each Committee shall be formed by two (2) to nine (9) persons, members of the Board of Directors or not, appointed by the latter, to serve for the same term of its members, and the Chairman of the Board of Directors shall also appoint a Coordinator for each Committee. The members of the Committees may participate in more than one Committee at the criteria of the Board of Directors, and shall have the same duties and legal responsibilities of the directors of joint stock companies. The Board of Directors may remove or replace the members of the Committees at any time. The resolutions of the Committees shall be taken by the majority of members and the Coordinator shall have the casting vote when the Committee is formed by an even number of members.

Paragraph Two - The Committees may be assisted by other professionals, counting as well with the support of the administrative structure. The remuneration of such professionals, including that of the members of the Committees that are not members of the Board of Directors and the expenses of the support administrative structure shall be borne by the company. The members of the Board and employees of the company shall not be entitled to additional compensation for their participation in the Committees. When they deem necessary, the Committees may resolve to direct consultations to external professionals, whose fees shall be borne by the company.

Paragraph Three - The Board of Directors shall prepare specific rules regarding the work, scope of authority and procedures of the Committees (Internal Rules).

Article 17. Without detriment to the creation of other Committees by the Board of Directors, the following Committees shall be created:

a) **Management Committee:** shall have the duties assigned by the Board of

Directors, including, among others, to advise the Board of Directors in the fulfillment of their responsibilities in the areas of finance and control, skills management, remuneration, environment protection, security, legal matters, new businesses, investments, relations with the market, audit, budget, ethics and follow-up on results. Such Committee shall give their prior opinion when the decision of the Board of Directors regards any of the matters mentioned in the items of Article Fifteen (15), except subitem "h" of these Bylaws.

b) Strategy Committee: shall have the duties assigned by the Board of Directors, including, among others, to advise the Board of Directors in the fulfillment of their responsibilities relative to the long-term strategy area of the company. Such Committee shall give their prior opinion when the decision of the Board of Directors is regarding the matter mentioned in subitem "h" of Article Fifteen (15) of these Bylaws.

Article 18. It shall be incumbent upon the Chairman of the Board of Directors, assisted, at his exclusive discretion, by the respective Committees of the Board of Directors, to fulfill the duties described in following subitems "b", "c" and "d":

a) to represent the Board of Directors before third parties;

b) to suggest to the Board of Directors the general guidelines for carrying out the corporate businesses to be transmitted to the Management Board;

c) to prepare all elements required for the practice of all acts incumbent upon the Board of Directors;

d) to follow up on and support the performance of the Management Board and/or of any of its officers.

Article 19. In case of impediment or temporary absence, the Chairman of the Board of Directors shall be substituted by one of the Deputy Chairmen of the Board appointed by him, and, should this not happen, the Board of Directors shall appoint such substitute. The same criterion shall apply to any other member in the same situation to be substituted by one of its peers.

Paragraph One - If there is a vacancy in the Board of Directors, a Extraordinary General Meeting shall be convened, in not later than twenty (20) days, to resolve upon filling such vacancy if this is required for maintaining the minimum number of members of the Board or if deemed convenient that such vacancy be filled.

Paragraph Two - The substitutions stipulated in this article shall imply accumulation of duties and of voting rights in the meetings of the Board of Directors, but there will be no accumulation of remuneration and other benefits entitled to the substituted member.

Article 20. The Board of Directors shall meet when convened by its Chairman, by any of its Deputy Chairmen or by the Superintendent Officer, at least two (2) days in advance informing the agenda to be discussed; the meetings may be convened by electronic mail and the quorum for installation on first call is of at least two thirds (2/3) of the members and, on 2nd call of the majority of its members. The resolutions of the Board of Directors shall be approved by majority of the members present, among which shall be the Chairman or one of the Deputy Chairmen. In case of tie, the Chairman of the Board of Directors shall have the casting vote.

Paragraph One - The Members of the Board may attend the meeting via conference call, video-conference or other means of communication and to assure the effective attendance

and authenticity of their vote the members of the Board shall deliver within three (3) days after meetings of this kind, at the company's headquarters or send by fac-simile, documents subscribed by them confirming their attendance and nature of their vote. This procedure is dispensed with by the corresponding signature of the minutes of meeting of the Board of Directors by the relevant member of the Board and the mention of the nature of the member's vote.

Paragraph Two - Any member of the Board of Directors shall have the right to be represented by one of his fellow members at the meetings of the Board of Directors, whether for the purpose of quorum completion or for voting, being allowed to disclose or not the nature of his vote. The representation shall be null and void concurrently with the closing of the meeting of the Board of Directors.

Paragraph Three - In the same manner, voting by letter, cable electronic mail or telefax shall e permitted when the vote is received by the Chairman of the Board or by his substitute, before the time of the meeting.

Paragraph Four - The Chairman of the Board may invite to attend the meetings of the Board of Directors, although with no voting right, any member of the Committees of the Board of Directors or of the Management Board who is not a member of the Board of Directors, any other officer of the company, the representative of the independent audit firm, or any other third party that may contribute with opinions, information and suggestions that may help the resolution process of the members of the Board.

Paragraph Five The Board of Directors may appoint as honorary member, a person of recognized professional skill having a track record of service to the company, who may be asked to give information during the meetings of the Board of Directors.

SECTION II - MANAGEMENT BOARD

Article 21. The Management Board shall be composed by a Superintendent Officer and four (4) to nine (9) Executive Officers, shareholders or not, resident and domiciled in the country, of proven technical and administrative capacity, elected and removed at any time by the Board of Directors, reelection being permitted.

Paragraph One - The areas of performance and specific authority of each of the members of the Management Board may be assigned by the Board of Directors, when not provided for under these Bylaws.

Paragraph Two - The members of the Management Board shall not bind themselves personally by surety or guarantee.

Article 22. In case of impediment or temporary absence:

a) of the Superintendent Officer, his substitute shall be appointed by the Chairman of the Board of Directors from among the members of the Board of Directors or of the Management Board;

b) of any other Officer, his substitute shall be appointed by Superintendent Officer, among the other members or among the direct subordinates of the Officer absent or under impediment, as recommended by him. In this case, the direct subordinate that is substituting for the Officer absent or under impediment shall participate of all routine activities and shall have all the responsibilities of the absent officer, including the participation in the Meetings of the Management Board to inform on matters

pertinent to the absent officer, without however, being entitled to voting rights or to receive the remuneration of the officer being substituted.

Paragraph One - If there is a vacancy in the Management Board, the Board of Directors shall meet to resolve upon filling such vacancy, should this be required to maintain the minimum number of members of the Management Board or if deemed convenient that such vacancy be filled.

Paragraph Two - Except for the provisions of Article 22 "b" above, the substitutions stipulated in this article shall imply accumulation of duties and of voting rights but there will be no accumulation of remuneration and other benefits entitled to the substituted member.

Article 23. The meetings of the Management Board shall be held whenever convened by the Superintendent Officer or by two other Officers at least two (2) days in advance. These meetings shall be valid when attended by the majority of the members in office, among which the Superintendent Officer or his substitute.

Paragraph One - In all the meetings of the Management Board the resolutions shall be approved by majority of the attending members and shall be recorded in the Minutes of Meeting. In case of tie, the Superintendent Officer shall have the casting vote.

Paragraph Two - The Management Board may hold a meeting that has not been formally convened, in case of urgent matters. This meeting, however, shall only be valid when attended or represented by two thirds (2/3) of the Management Board, and when resolutions are unanimously approved.

Article 24 - It is incumbent upon the Management Board:

a) to comply and enforce compliance with the provisions of these Bylaws, the resolutions of the General Meeting and of the Board of Directors;

b) to conduct and manage the corporate businesses, according to the guidelines provided by the Board of Directors;

c) to prepare monthly trial balances and monthly management reports for the same period, submitting these to the Board of Directors;

d) to prepare financial statements for each period, as foreseen in these Bylaws, and also proposition of allocation of profits, submitting these to the Board of Directors;

e) to propose to the Board of Directors for approval the procedures described in Article 30 and 31 of these Bylaws;

f) to prepare annual and pluriannual investment and operating budgets, comprising, among others, forestry, industrial, commercial, financial and human resources planning, to be submitted by the Superintendent Officer to the Board of Directors;

g) to approve the matters mentioned in items "q.1" to "q.4" of Article 15 of these Bylaws, observing the values within the scopes of responsibility previously established by the Board of Directors when they do not exceed those foreseen therein, or submitting them to the Board of Directors in advance when they do exceed;

h) to inform to the Management Committee, at least five (5) days in advance, in writing, whenever General Meetings or Meetings of the Board of Directors are convened (and if there is no Board of Directors, any Meetings of the Management Board or similar body) of associated or controlled companies, or of projects in which it holds an interest, submitting proposals for definition of the company vote in these meetings.

i) to open and/or close branches and deposits anywhere in the country;

j) to inform the Board of Directors, through the Chairman of the Board about any issue that is relevant in respect to the company's businesses; and
k) to seek to continuously improve the company's organizational environment and results.

Article 25. The company shall be represented as creditor or debtor in any acts or operations that result in liability to or that release third parties from any liability towards the company by two (2) of its Officers.

Paragraph One - The company shall be represented by one Officer and one attorney-in-fact, by two attorneys-in-fact or by one attorney-in-fact, provided that when granting the power of attorney the company is represented by two Officers, one of which must necessarily be the Superintendent Officer, and providing further that the respective power of attorney specifies precisely and consistently the powers conferred thereby to the grantees and the term of validity of the instrument.

Paragraph Two - No powers for delegation shall be granted, except for *ad judicia* powers when delegation shall be allowed with reserve clause of equal powers to the Grantor.

Paragraph Three - Notwithstanding the provisions of this article, the company may be individually represented by any of its Officers in the following cases:

a) endorsement of checks or trade notes on behalf of financial institutions, for deposit into the company's account in the first case, and for discount and/or collateral and/or commercial pledge and/or collection, in the second case, signing the respective agreements, proposals and cash letters for such purposes;

b) representation before any federal, state and municipal agencies and departments, public companies, mixed economy companies and foundations, exclusively for administrative purposes;

c) representation before Labor Courts, Courts of Justice and Unions, including appointment of representatives for handling matters related to admission, suspension and dismissal of employees and/or labor agreements;

d) representation before third parties, in cases not involving obligation of whatever nature to the company;

Paragraph Four - Except for "*ad judicia*" powers, for representation of the company in administrative litigation before Public Administration entities and proceedings relative to trademarks and patents, all other mandates granted by the company shall be effective until the 30th of June of the year subsequent to the granting of such mandates if a shorter period has not been established, which, whatever the case shall be always indicated in the respective instrument.

Article 26. It shall be incumbent upon the Superintendent Officer:

a) without detriment to the provisions of article 25 above, to represent the company, jointly with another Officer, as plaintiff or defendant, in or out of court, especially for the purpose of personal deposition and, in this case, a special attorney-in-fact may be appointed;

b) to represent the company in its high-level public or private relations;

c) to oversee all corporate activities according to the guidelines established by the Board of Directors;

d) to submit the annual and pluriannual investment and operational budgets for approval of the Management Board and Board of Directors;

e) to submit to the Management Board the statistics, reports and statements showing the global results of the company, including also the associated or controlled companies and projects in which it holds an interest.

f) to foster the good relationship of the Management Board with the Committees and with the Board of Directors based on the best interests of the company;

g) to maintain the Board of Directors, through its Chairman always informed about the acts and facts relative to the activities and investments of the company discussing with the Directors all the relevant aspects.

h) to propose to the Board of Directors, after hearing the Management Committee, the following matters:

h.1) to set the top-level financial policy to be adopted by the company and by its subsidiaries, and to be suggested to the affiliated companies;

h.2) to define the long-term global strategy to be adopted by the company and its subsidiaries and to be suggested to affiliated companies;

h.3) to decide upon the initial or subsequent interest of the company, its subsidiaries, controlled or associated companies, as partner or shareholder in other companies, as well as on the sale or encumbrance of such interest;

h.4) to decide upon the formation of joint-ventures or upon entering partnerships of whatever nature and any rescissions or extensions thereof not only regarding the company but also its subsidiaries, controlled and associated companies.

Sole Paragraph - Preliminary summons of the Company shall only be valid when served to the Superintendent Officer and another Officer.

TÍTULO V

Fiscal Committee

Article 27. The Fiscal Committee is a non-permanent body and, when installed in the due form of the law, it shall be formed by three (3) to five (5) members and the same number of deputy members, who shall be paid the minimum remuneration stipulated in law.

Article 28. In case of impediment or absence, or in the event of vacancy, the members of the Fiscal Committee shall be substituted by their respective deputies.

TITLE VI

Financial Statements and Allocation of Net Profits

Article 29. The fiscal year of the company shall coincide with the calendar year, ending on the 31st of December of each year, when the financial statements shall be prepared, to be submitted by the Management Board to the Ordinary General Meeting, together with their proposal for destination of the net profits for the year, adjusted as per article 202 of the Corporate Law, with the following deductions as provided therein:

a) at least five per cent (5%) for the Legal Reserve Fund limited to twenty per cent (20%) of the capital stock;

b) the amounts legally required for the Reserve for Contingencies;

c) the amount required for payment of a dividend representing at least twenty-five per cent (25%) of the adjusted net profit in each fiscal period, as provided for in article 202 of the Corporate Law; dividends shall be declared in full compliance with the rights, preferred rights, benefits and priorities of the shares then existing, according to the law and these Bylaws and, when applicable, as per resolutions of the General Meeting;

d) up to ninety per cent (90%) of the balance maintained as Special Reserve for future capital increase, to assure adequate operating conditions and to guarantee continuation of the annual distribution of dividends. The amount of this Special Reserve shall not exceed ninety-five per cent (95%) of the capital stock.

Paragraph One - According to Article 197 and its paragraphs of the Corporate Law, in the fiscal year in which the amount of the compulsory dividend, calculated according to these Bylaws, or according to article 202 of the same law, exceeds the realizable net profits for the period, the General Meeting may, as proposed by the Management, allocate the excess value to the constitution of a realizable profit reserve.

Paragraph Two - According to Article 199 of the Corporate Law, the balance of the profit reserves, except the reserves for contingencies and realizable profits, shall not exceed the capital stock. Once this limit is reached, the General Meeting shall resolve whether to use the excess value for capital pay-up, capital stock increase or for dividend distribution

Paragraph Three - The General Meeting may assign a share in the profits to the Board of Directors and to the Management Board, in the cases, form and within the limits allowed by law.

Paragraph Four - After the deductions covered under this article and its paragraphs, the remaining profits may be total or partially retained, by resolution of the Ordinary General Meeting, based on capital budget prepared by the Management with opinion of the Fiscal Committee (if applicable) and approved by the Ordinary General Meeting, allowing the company to dispose of the generated resources for funding its operations and investments already committed, or to be committed, required for its maintenance and development. Such capital budget shall be annually revised by the Ordinary General Meeting when it is prepared for a period longer than one year.

Article 30. By proposition of the Management Board approved by the Board of Directors, the company may pay interest to the shareholders as remuneration to shareholder's equity up to the limit established in article 9 of Law No. 9249 of December 26, 1995, and in the form of paragraph 7 of this same article, any amounts thus paid may be added to the value of the compulsory dividend provided by law and by these Bylaws.

Article 31. A semiannual balance sheet shall be prepared on the last day of June of each year and the Management Board shall be allowed to:

a) declare payment of semiannual dividends, as part of the annual dividend;

b) prepare special balance sheets and distribute dividends within shorter periods, as part of the annual dividends, provided that the total semiannual dividend paid in each half of the fiscal year does not exceed the total amount of the capital reserves;

c) declare interim dividends on account of accrued profits or profit reserves recorded in the last annual or semiannual balance sheet, as part of the annual dividend;

Article 32. The annual financial statements shall be mandatorily audited by independent auditors registered with the Securities and Exchange Commission. Such auditors shall be selected and/or removed by the Board of Directors, observing, where applicable, the provisions of paragraph 2 of article 142 of the Corporate Law.

TITLE VII
Liquidation

Article 33. The company shall be liquidated in the cases provided by law, and it shall be incumbent upon the General Meeting to resolve upon the manner of liquidation and to appoint the liquidator to be in charge during the liquidation period.

São Paulo, October 27, 2003

------------------------------------	------------------------------------
Augusto Esteves de Lima Junior	Fabio Eduardo de Pieri Spina
Chairman of the Meeting	Secretary

FILE N° 82-3550

CONSOLIDATED BYLAWS
OF
COMPANHIA SUZANO DE PAPEL E CELULOSE

TITLE I

Name, headquarters, term and corporate object

Article 1. **COMPANHIA SUZANO DE PAPEL E CELULOSE** is a joint-stock authorized capital company ruled by these Bylaws and by the applicable legal provisions, operating in a responsible and ethical form in respect to human rights.

Article 2. The company has its headquarters and court of jurisdiction in the city of São Paulo, State of São Paulo.

Sole Paragraph - The Management shall decide upon the opening and closing of branches and warehouses.

Article 3. The company shall operate for an indefinite period of time.

Article 4. The corporate object of the company is:

a) the manufacture, trade, importation and exportation of pulp, paper and other products originated from the transformation of forest essences, including recycling of these as well as products related to the graphic segment;

b) the formation and exploitation of homogenous forests, company-owned or owned by third parties, directly or through contracts with companies specialized in silviculture and forest management;

c) service rendering, importation, exportation and the exploitation of goods related to the company's corporate object;

d) transportation on its own behalf and on behalf of third parties;

e) the participation as a partner or as shareholder of any other company.

TITLE II
Capital and Shares

Article 5. The capital stock is of R$ 1,137,737,235.80 (one billion, one hundred and thirty-seven million, seven hundred and thirty-seven thousand, two hundred and thirty-five reais and eighty cents, fully paid and divided in two hundred and fifty-eight million, five hundred and nineteen thousand, seven hundred and eighty-four (258,519,784) no-par registered shares, of which ninety-seven million, three hundred and seventy-four thousand, four hundred and fifty-eight (97,374,458) are ordinary shares and one hundred and sixty-one million, one hundred and forty-five thousand, three hundred and twenty-six (161,145,326) are preferred shares.

Paragraph One - The capital stock may be increased by resolution of the Board of Directors, irrespective of amendment of the Bylaws, through the issue of up to (a)

5,000,000 (five million) common shares and (b) 43,603,590 (forty-three million, six hundred and three thousand and five hundred and ninety preferred shares, in addition to those already issued, observing the limit established in Article 6, Paragraph 2, of these Bylaws.

Paragraph Two - In resolutions concerning the issue of common and/or preferred shares, the Board of Directors shall indicate, the quantity and class of the stock to be issued, the issuance price and conditions, payment terms of the shares subscribed, whether payment is in cash or in installments, and, in this case, the minimum to be paid upon subscription and the time and conditions for paying up the remaining balance.

Paragraph Three – In case of increase of the capital stock, the shareholders shall have preemptive rights for subscription of the shares to be issued, in proportion to the number and class of the shares owned by them. The period for exercising such right shall be of thirty (30) days after publication of the relevant Notice to Shareholders.

Paragraph Four - The Board of Directors may exclude the preemptive rights of former shareholders regarding any issue of shares, debentures convertible in shares or subscription bonus.

Article 6. The holders of preferred shares shall be entitled to the following benefits:

a) priority in capital reimbursements, without any premium;

b) the right to participate, observing the provisions of letter "c" below, of the dividend payout, corresponding to at least twenty-five percent (25%) of the net profit recorded for each fiscal year, adjusted as prescribed in Article 202 of the Corporate Law;

c) dividend, per share, ten percent (10%) higher than the dividend assigned to each common share;

d) participation, under equal conditions with the common shares, in the receipt of any bonus stocks resulting from capitalized reserves or funds of whatever nature or even from the fractionation of shares; and

e) all other rights assigned to the common stock, except as provided in the first paragraph of this Article.

Paragraph One - The preferred shares shall not be entitled to voting rights, except as provided in law.

Paragraph Two – At the discretion and upon resolution of the General Meeting, the company is entitled, at all times, to create new classes of preferred shares or to increase the number of preferred shares of the existing classes, irrespective of proportion with any other stock, provided that the amount of preferred shares without voting rights shall not exceed two thirds (2/3) of the capital stock. The creation or the increase of the number of preferred shares may also be carried out to comply with the request of stockholders as stipulated in Article Seven (7) of these Bylaws.

Paragraph Three – Resolutions approving increase of the capital stock shall stipulate, in relation to the shares to be issued, how the first subsequent dividend shall be calculated for the new shares.

Paragraph Four - In case of capital increase through the incorporation of reserves or funds of whatever nature, the new shares, if issued, shall be in proportion to the number, type and classes of the shares existing at the time of the capital increase; moreover, all the

rights assigned to each type and class of shares issued by the company shall be fully observed.

Article 7. The stockholders are entitled to request the partial or total conversion of their common shares into preferred shares and, in this case, each common share will be simply converted into a preferred share, observing the maximum limit set in paragraph two of the previous article.

TITLE III
The General Meeting

Article 8. The Ordinary General Meeting shall be held in one of the four (4) months following the closing of the company's fiscal year; the Extraordinary Meeting shall be held when called by the Chairman of the Board of Directors, by a Deputy Chairman, or in the cases provided in law.

Article 9. The General Meeting shall be installed by the Chairman of the Board of Directors, or by any of the Deputy Chairmen of the Board of Directors, or by the Superintendent Officer; The stockholders shall then elect the Chairman of the General Meeting who shall invite one of the attendants of the Meeting to serve as Secretary.

TITLE IV
Management of the Company

Article 10. The company has the following management bodies:

a) Board of Directors; and
b) Management Board.

Article 11. The Board of Directors is a deliberative college body and the company shall be represented solely by the Management Board.

Article 12. The Board of Directors and the Management Board shall serve terms of one (1) year, but these terms shall be extended until the investiture of the newly elected members; reelection shall be permitted.

Article 13. The Ordinary General Meeting shall establish the annual global remuneration of the Board of Directors and of the Management Board, and it shall be incumbent upon the Board of Directors to resolve upon the allocation of the defined amount, among the Board members and members of the Management Board.

SECTION I – BOARD OF DIRECTORS

Article 14. The Board of Directors is formed by five (5) to nine (9) members, all of them shareholders, resident in the country or not, elected by the General Meeting, which shall appoint from among them the Chairman and up to two (2) Deputy Chairmen.

Sole Paragraph - After the Ordinary General Meeting of the year 2004, inclusive, the shareholders of preferred shares that represent at least ten percent (10%) of the capital stock, shall be entitled to elect and remove one (1) member of the Board of Directors, voting separately in the General Meeting and excluding from such vote the controlling

shareholders pursuant to article 141, paragraph 4, subitem II, of the Corporate Law, with the wording given by Law No. 10.303 of October 31, 2001 with reduction of the original period stipulated in article 8 paragraph 4 of the same law from 2006 to 2004.

Article 15. It shall be incumbent upon the Board of Directors:

a) to set the general guidelines for carrying out the company's businesses, respecting always the ethical values adopted by the communities in which it operates, especially those related to human rights and protection of the environment;

b) to elect, evaluate and remove at any time the Officers of the Management Board and to assign the duties and powers of each one of them when not foreseen in these Bylaws;

c) to follow up on the activities of the Officers of the Management Board and to examine, at any time, the company's books and records; to request information on any contracts executed or in process of execution and on any other acts;

d) to resolve upon the issuance of common and/or preferred shares, as stipulated in paragraphs one and four of Article Five (5) of these Bylaws;

e) to give opinion on the Management Report and on the Management Accounts;

f) to appoint and remove the independent auditors, except for the right of veto as provided in law;

g) to approve the criteria and accounting principles;

h) to approve the long-term global strategy to be adopted by the company and its subsidiaries, as well as the strategy to be suggested to affiliated companies;

i) to examine, approve and control the preparation of annual and pluriannual investment and operational budgets to be prepared by the Management Board;

j) to follow up on and to evaluate the economic and financial performance of the company.

k) to issue opinion on any propositions or recommendations of the Management Board to the General Meeting;

l) to resolve upon granting or not preemptive rights to former shareholders or upon reduction of the period for exercising such rights when issuing shares, convertible debentures and subscription bonuses, the placement of which is made as stipulated in Article 172 of Law No. 6404/76;

m) provided observance to the provision of item l) above, to resolve upon the issuance of securities, including promissory notes for public or private distribution, in Brazil and /or abroad, according to the pertinent legislation;

n) to authorize the initial and subsequent participation of the company as partner, shareholder or consortium member in other companies or projects, the granting of such participation in guarantee to third parties in the operations of the company, as well as the disposal, under whatever title and under whatever form of any part of the company's assets.

o) to authorize the acquisition of company-issued shares for cancellation or to keep as treasury shares for later sale;

p) to appoint the Investors Relations Officer

q) to authorize the Management Board, establishing the scope of responsibilities by resolution approved in the meeting of the Board of Directors, the Minutes of Meeting of

which shall be duly filed with the Commercial Registry of the State of São Paulo to:

q.1 sell, encumber and purchase, property of whatever nature relative to fixed assets;

q.2 constitute secured guarantee of whatsoever nature or chattel mortgage as collateral;

q.3 enter financial transactions involving debt or credit, including those under the title "vendor" in which the company appears as guarantor of its customers;

q.4 execute any other contracts within the limits of values defined.

q.5 practice or cause to be practiced any acts not expressly foreseen in these Bylaws provided they are legally within his scope of responsibility.

r) resolve upon the creation of the Advisory Committee, to provide advisory services to the members of the Board of Directors fixing the positions and rules according to which the Committee shall operate; and

s) create, when and if deemed convenient, other Committees of the Board of Directors, always in compliance with the provisions of article 16 below.

Article 16. In order to (i) increase the interaction and cooperation between the Management Board and the Board of Directors; (ii) enable in-depth analysis of relevant and strategic matters, assuring adequate information and greater quality and efficiency to the decision-making process of the Board of Directors, as well as (iii) comply with modern rules of corporate governance, are created hereby the Committees of the Board of Directors, whose duty shall be to give their opinion on matters of its scope of responsibilities under the terms of these Bylaws and of the resolutions of the Board of Directors.

Paragraph One - Each Committee shall be formed by two (2) to nine (9) persons, members of the Board of Directors or not, appointed by the latter, to serve for the same term of its members, and the Chairman of the Board of Directors shall also appoint a Coordinator for each Committee. The members of the Committees may participate in more than one Committee at the criteria of the Board of Directors, and shall have the same duties and legal responsibilities of the directors of joint stock companies. The Board of Directors may remove or replace the members of the Committees at any time. The resolutions of the Committees shall be taken by the majority of members and the Coordinator shall have the casting vote when the Committee is formed by an even number of members.

Paragraph Two - The Committees may be assisted by other professionals, counting as well with the support of the administrative structure. The remuneration of such professionals, including that of the members of the Committees that are not members of the Board of Directors and the expenses of the support administrative structure shall be borne by the company. The members of the Board and employees of the company shall not be entitled to additional compensation for their participation in the Committees. When they deem necessary, the Committees may resolve to direct consultations to external professionals, whose fees shall be borne by the company.

Paragraph Three - The Board of Directors shall prepare specific rules regarding the work, scope of authority and procedures of the Committees (Internal Rules).

Article 17. Without detriment to the creation of other Committees by the Board of Directors, the following Committees shall be created:

a) **Management Committee:** shall have the duties assigned by the Board of

Directors, including, among others, to advise the Board of Directors in the fulfillment of their responsibilities in the areas of finance and control, skills management, remuneration, environment protection, security, legal matters, new businesses, investments, relations with the market, audit, budget, ethics and follow-up on results. Such Committee shall give their prior opinion when the decision of the Board of Directors regards any of the matters mentioned in the items of Article Fifteen (15), except subitem "h" of these Bylaws.

b) Strategy Committee: shall have the duties assigned by the Board of Directors, including, among others, to advise the Board of Directors in the fulfillment of their responsibilities relative to the long-term strategy area of the company. Such Committee shall give their prior opinion when the decision of the Board of Directors is regarding the matter mentioned in subitem "h" of Article Fifteen (15) of these Bylaws.

Article 18. It shall be incumbent upon the Chairman of the Board of Directors, assisted, at his exclusive discretion, by the respective Committees of the Board of Directors, to fulfill the duties described in following subitems "b", "c" and "d":

a) to represent the Board of Directors before third parties;

b) to suggest to the Board of Directors the general guidelines for carrying out the corporate businesses to be transmitted to the Management Board;

c) to prepare all elements required for the practice of all acts incumbent upon the Board of Directors;

d) to follow up on and support the performance of the Management Board and/or of any of its officers.

Article 19. In case of impediment or temporary absence, the Chairman of the Board of Directors shall be substituted by one of the Deputy Chairmen of the Board appointed by him, and, should this not happen, the Board of Directors shall appoint such substitute. The same criterion shall apply to any other member in the same situation to be substituted by one of its peers.

Paragraph One - If there is a vacancy in the Board of Directors, a Extraordinary General Meeting shall be convened, in not later than twenty (20) days, to resolve upon filling such vacancy if this is required for maintaining the minimum number of members of the Board or if deemed convenient that such vacancy be filled.

Paragraph Two - The substitutions stipulated in this article shall imply accumulation of duties and of voting rights in the meetings of the Board of Directors, but there will be no accumulation of remuneration and other benefits entitled to the substituted member.

Article 20. The Board of Directors shall meet when convened by its Chairman, by any of its Deputy Chairmen or by the Superintendent Officer, at least two (2) days in advance informing the agenda to be discussed; the meetings may be convened by electronic mail and the quorum for installation on first call is of at least two thirds (2/3) of the members and, on 2nd call of the majority of its members. The resolutions of the Board of Directors shall be approved by majority of the members present, among which shall be the Chairman or one of the Deputy Chairmen. In case of tie, the Chairman of the Board of Directors shall have the casting vote.

Paragraph One - The Members of the Board may attend the meeting via conference call, video-conference or other means of communication and to assure the effective attendance

and authenticity of their vote the members of the Board shall deliver within three (3) days after meetings of this kind, at the company's headquarters or send by fac-simile, documents subscribed by them confirming their attendance and nature of their vote. This procedure is dispensed with by the corresponding signature of the minutes of meeting of the Board of Directors by the relevant member of the Board and the mention of the nature of the member's vote.

Paragraph Two - Any member of the Board of Directors shall have the right to be represented by one of his fellow members at the meetings of the Board of Directors, whether for the purpose of quorum completion or for voting, being allowed to disclose or not the nature of his vote. The representation shall be null and void concurrently with the closing of the meeting of the Board of Directors.

Paragraph Three - In the same manner, voting by letter, cable electronic mail or telefax shall e permitted when the vote is received by the Chairman of the Board or by his substitute, before the time of the meeting.

Paragraph Four - The Chairman of the Board may invite to attend the meetings of the Board of Directors, although with no voting right, any member of the Committees of the Board of Directors or of the Management Board who is not a member of the Board of Directors, any other officer of the company, the representative of the independent audit firm, or any other third party that may contribute with opinions, information and suggestions that may help the resolution process of the members of the Board.

Paragraph Five The Board of Directors may appoint as honorary member, a person of recognized professional skill having a track record of service to the company, who may be asked to give information during the meetings of the Board of Directors.

SECTION II - MANAGEMENT BOARD

Article 21. The Management Board shall be composed by a Superintendent Officer and four (4) to nine (9) Executive Officers, shareholders or not, resident and domiciled in the country, of proven technical and administrative capacity, elected and removed at any time by the Board of Directors, reelection being permitted.

Paragraph One - The areas of performance and specific authority of each of the members of the Management Board may be assigned by the Board of Directors, when not provided for under these Bylaws.

Paragraph Two - The members of the Management Board shall not bind themselves personally by surety or guarantee.

Article 22. In case of impediment or temporary absence:

a) of the Superintendent Officer, his substitute shall be appointed by the Chairman of the Board of Directors from among the members of the Board of Directors or of the Management Board;

b) of any other Officer, his substitute shall be appointed by Superintendent Officer, among the other members or among the direct subordinates of the Officer absent or under impediment, as recommended by him. In this case, the direct subordinate that is substituting for the Officer absent or under impediment shall participate of all routine activities and shall have all the responsibilities of the absent officer, including the participation in the Meetings of the Management Board to inform on matters

pertinent to the absent officer, without however, being entitled to voting rights or to receive the remuneration of the officer being substituted.

Paragraph One - If there is a vacancy in the Management Board, the Board of Directors shall meet to resolve upon filling such vacancy, should this be required to maintain the minimum number of members of the Management Board or if deemed convenient that such vacancy be filled.

Paragraph Two - Except for the provisions of Article 22 "b" above, the substitutions stipulated in this article shall imply accumulation of duties and of voting rights but there will be no accumulation of remuneration and other benefits entitled to the substituted member.

Article 23. The meetings of the Management Board shall be held whenever convened by the Superintendent Officer or by two other Officers at least two (2) days in advance. These meetings shall be valid when attended by the majority of the members in office, among which the Superintendent Officer or his substitute.

Paragraph One - In all the meetings of the Management Board the resolutions shall be approved by majority of the attending members and shall be recorded in the Minutes of Meeting. In case of tie, the Superintendent Officer shall have the casting vote.

Paragraph Two - The Management Board may hold a meeting that has not been formally convened, in case of urgent matters. This meeting, however, shall only be valid when attended or represented by two thirds (2/3) of the Management Board, and when resolutions are unanimously approved.

Article 24 - It is incumbent upon the Management Board:

a) to comply and enforce compliance with the provisions of these Bylaws, the resolutions of the General Meeting and of the Board of Directors;

b) to conduct and manage the corporate businesses, according to the guidelines provided by the Board of Directors;

c) to prepare monthly trial balances and monthly management reports for the same period, submitting these to the Board of Directors;

d) to prepare financial statements for each period, as foreseen in these Bylaws, and also proposition of allocation of profits, submitting these to the Board of Directors;

e) to propose to the Board of Directors for approval the procedures described in Article 30 and 31 of these Bylaws;

f) to prepare annual and pluriannual investment and operating budgets, comprising, among others, forestry, industrial, commercial, financial and human resources planning, to be submitted by the Superintendent Officer to the Board of Directors;

g) to approve the matters mentioned in items "q.1" to "q.4" of Article 15 of these Bylaws, observing the values within the scopes of responsibility previously established by the Board of Directors when they do not exceed those foreseen therein, or submitting them to the Board of Directors in advance when they do exceed;

h) to inform to the Management Committee, at least five (5) days in advance, in writing, whenever General Meetings or Meetings of the Board of Directors are convened (and if there is no Board of Directors, any Meetings of the Management Board or similar body) of associated or controlled companies, or of projects in which it holds an interest, submitting proposals for definition of the company vote in these meetings.

i) to open and/or close branches and deposits anywhere in the country;

j) to inform the Board of Directors, through the Chairman of the Board about any issue that is relevant in respect to the company's businesses; and
k) to seek to continuously improve the company's organizational environment and results.

Article 25. The company shall be represented as creditor or debtor in any acts or operations that result in liability to or that release third parties from any liability towards the company by two (2) of its Officers.

Paragraph One - The company shall be represented by one Officer and one attorney-in-fact, by two attorneys-in-fact or by one attorney-in-fact, provided that when granting the power of attorney the company is represented by two Officers, one of which must necessarily be the Superintendent Officer, and providing further that the respective power of attorney specifies precisely and consistently the powers conferred thereby to the grantees and the term of validity of the instrument.

Paragraph Two - No powers for delegation shall be granted, except for *ad judicia* powers when delegation shall be allowed with reserve clause of equal powers to the Grantor.

Paragraph Three - Notwithstanding the provisions of this article, the company may be individually represented by any of its Officers in the following cases:

a) endorsement of checks or trade notes on behalf of financial institutions, for deposit into the company's account in the first case, and for discount and/or collateral and/or commercial pledge and/or collection, in the second case, signing the respective agreements, proposals and cash letters for such purposes;

b) representation before any federal, state and municipal agencies and departments, public companies, mixed economy companies and foundations, exclusively for administrative purposes;

c) representation before Labor Courts, Courts of Justice and Unions, including appointment of representatives for handling matters related to admission, suspension and dismissal of employees and/or labor agreements;

d) representation before third parties, in cases not involving obligation of whatever nature to the company;

Paragraph Four - Except for "*ad judicia*" powers, for representation of the company in administrative litigation before Public Administration entities and proceedings relative to trademarks and patents, all other mandates granted by the company shall be effective until the 30th of June of the year subsequent to the granting of such mandates if a shorter period has not been established, which, whatever the case shall be always indicated in the respective instrument.

Article 26. It shall be incumbent upon the Superintendent Officer:

a) without detriment to the provisions of article 25 above, to represent the company, jointly with another Officer, as plaintiff or defendant, in or out of court, especially for the purpose of personal deposition and, in this case, a special attorney-in-fact may be appointed;

b) to represent the company in its high-level public or private relations;

c) to oversee all corporate activities according to the guidelines established by the Board of Directors;

d) to submit the annual and pluriannual investment and operational budgets for approval of the Management Board and Board of Directors;

e) to submit to the Management Board the statistics, reports and statements showing the global results of the company, including also the associated or controlled companies and projects in which it holds an interest.

f) to foster the good relationship of the Management Board with the Committees and with the Board of Directors based on the best interests of the company;

g) to maintain the Board of Directors, through its Chairman always informed about the acts and facts relative to the activities and investments of the company discussing with the Directors all the relevant aspects.

h) to propose to the Board of Directors, after hearing the Management Committee, the following matters:

h.1) to set the top-level financial policy to be adopted by the company and by its subsidiaries, and to be suggested to the affiliated companies;

h.2) to define the long-term global strategy to be adopted by the company and its subsidiaries and to be suggested to affiliated companies;

h.3) to decide upon the initial or subsequent interest of the company, its subsidiaries, controlled or associated companies, as partner or shareholder in other companies, as well as on the sale or encumbrance of such interest;

h.4) to decide upon the formation of joint-ventures or upon entering partnerships of whatever nature and any rescissions or extensions thereof not only regarding the company but also its subsidiaries, controlled and associated companies.

Sole Paragraph - Preliminary summons of the Company shall only be valid when served to the Superintendent Officer and another Officer.

TÍTULO V

Fiscal Committee

Article 27. The Fiscal Committee is a non-permanent body and, when installed in the due form of the law, it shall be formed by three (3) to five (5) members and the same number of deputy members, who shall be paid the minimum remuneration stipulated in law.

Article 28. In case of impediment or absence, or in the event of vacancy, the members of the Fiscal Committee shall be substituted by their respective deputies.

TITLE VI

Financial Statements and Allocation of Net Profits

Article 29. The fiscal year of the company shall coincide with the calendar year, ending on the 31st of December of each year, when the financial statements shall be prepared, to be submitted by the Management Board to the Ordinary General Meeting, together with their proposal for destination of the net profits for the year, adjusted as per article 202 of the Corporate Law, with the following deductions as provided therein:

a) at least five per cent (5%) for the Legal Reserve Fund limited to twenty per cent (20%) of the capital stock;

b) the amounts legally required for the Reserve for Contingencies;

c) the amount required for payment of a dividend representing at least twenty-five per cent (25%) of the adjusted net profit in each fiscal period, as provided for in article 202 of the Corporate Law; dividends shall be declared in full compliance with the rights, preferred rights, benefits and priorities of the shares then existing, according to the law and these Bylaws and, when applicable, as per resolutions of the General Meeting;

d) up to ninety per cent (90%) of the balance maintained as Special Reserve for future capital increase, to assure adequate operating conditions and to guarantee continuation of the annual distribution of dividends. The amount of this Special Reserve shall not exceed ninety-five per cent (95%) of the capital stock.

Paragraph One - According to Article 197 and its paragraphs of the Corporate Law, in the fiscal year in which the amount of the compulsory dividend, calculated according to these Bylaws, or according to article 202 of the same law, exceeds the realizable net profits for the period, the General Meeting may, as proposed by the Management, allocate the excess value to the constitution of a realizable profit reserve.

Paragraph Two - According to Article 199 of the Corporate Law, the balance of the profit reserves, except the reserves for contingencies and realizable profits, shall not exceed the capital stock. Once this limit is reached, the General Meeting shall resolve whether to use the excess value for capital pay-up, capital stock increase or for dividend distribution

Paragraph Three - The General Meeting may assign a share in the profits to the Board of Directors and to the Management Board, in the cases, form and within the limits allowed by law.

Paragraph Four - After the deductions covered under this article and its paragraphs, the remaining profits may be total or partially retained, by resolution of the Ordinary General Meeting, based on capital budget prepared by the Management with opinion of the Fiscal Committee (if applicable) and approved by the Ordinary General Meeting, allowing the company to dispose of the generated resources for funding its operations and investments already committed, or to be committed, required for its maintenance and development. Such capital budget shall be annually revised by the Ordinary General Meeting when it is prepared for a period longer than one year.

Article 30. By proposition of the Management Board approved by the Board of Directors, the company may pay interest to the shareholders as remuneration to shareholder's equity up to the limit established in article 9 of Law No. 9249 of December 26, 1995, and in the form of paragraph 7 of this same article, any amounts thus paid may be added to the value of the compulsory dividend provided by law and by these Bylaws.

Article 31. A semiannual balance sheet shall be prepared on the last day of June of each year and the Management Board shall be allowed to:

a) declare payment of semiannual dividends, as part of the annual dividend;

b) prepare special balance sheets and distribute dividends within shorter periods, as part of the annual dividends, provided that the total semiannual dividend paid in each half of the fiscal year does not exceed the total amount of the capital reserves;

c) declare interim dividends on account of accrued profits or profit reserves recorded in the last annual or semiannual balance sheet, as part of the annual dividend;

Article 32. The annual financial statements shall be mandatorily audited by independent auditors registered with the Securities and Exchange Commission. Such auditors shall be selected and/or removed by the Board of Directors, observing, where applicable, the provisions of paragraph 2 of article 142 of the Corporate Law.

TITLE VII
Liquidation

Article 33. The company shall be liquidated in the cases provided by law, and it shall be incumbent upon the General Meeting to resolve upon the manner of liquidation and to appoint the liquidator to be in charge during the liquidation period.

São Paulo, October 27, 2003

-----------------------------------	-----------------------------------
Augusto Esteves de Lima Junior Chairman of the Meeting	Fabio Eduardo de Pieri Spina Secretary

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
(Suzano Paper and Pulp Company)
Publicly Held Company
Taxpayer Identification No. 60.651.726/0001-16

RELEVANT FACT

Suzano Paper and Pulp Company (the "Company"), in compliance with CVM Instruction No. 358 of January 3, 2002, announces to its shareholders and to the market in general that

1) Suzano Holding S.A. (directly and/or through a legal person under the common control of its controlling shareholders) and other shareholders with relevant shareholdings intend to undertake a secondary public offering of preferred shares of the Company, representing approximately 8.7% and 14% of total share capital and total preferred shares issued by the Company, respectively. The structure of the transaction will include a mechanism for an additional offering of shares of up to 15% of the preferred shares on offer, in order to meet an eventual excess of demand (greenshoe);

2) In the context of the secondary public offering, it was determined that it would be opportune for the Company to undertake a primary public offering of up to 10 million preferred shares which, combined with an issue of up to 5 million common shares, would make the capital structure of the Company even more solid. Based on article 172 of the Corporations Law, the primary public offering of common and preferred shares will be undertaken without any preemptive rights for the shareholders of the Company. On the other hand, the possibility for subscription will be assured to the shareholders of the Company by means of a request for reservation of shares, and those making a reservation will be accorded priority up to the proportion of their participation in the share capital of the company. Since Suzano Holding S.A. and its respective controlling shareholders hold 100% of the common shares issued by the Company, Suzano Holding S.A. will submit a request for reservation and subscribe all of the common shares to be issued.

3) Registration requests for the referenced primary and secondary public offerings (jointly, the "Offer") were filed at the [Brazilian] Securities Commission on this date;

4) Suzano Holdings S.A. is coordinating the efforts of the Company and the shareholders with respect to the Offering. Banco UBS S.A. and Unibanco – União de Bancos Brasileiros S.A. have been retained to render coordinating and underwriting services.

This Offering is a part of the long-term strategy of the Company to reinforce the relationship with investors and the capital markets in general. The success of the strategy is directly linked to an increase in the liquidity of preferred shares in the market, which continues to be a significant obstacle for their proper valuation.

Diversification of the shareholder base, with the attraction of new investors to preferred shares of the Company, is fundamental to assuring greater liquidity and lower price volatility for the shares. In this connection, the Company has decided to propose, in line with the objective of standardization pursued by the São Paulo Stock Exchange – Bovespa, a change in the standard trading lot size from 1,000 shares to 100 shares. The Bovespa has agreed and will undertake the change effective November 1, 2003. This measure will certainly lead to greater participation of individual investors in the trading of the shares.

In addition, we inform that the Board of Directors approved on this date a cash distribution to shareholders in the form of interest on share capital as provided for in Article 9 of Law 9,249/95 and Decrees No. 2,673/98 and 3,381/00. The distribution, in the total amount of R$55,000,000,000 (fifty-five million Reais), is subject to a 15% withholding tax, except for immune and exempt shareholders, and should be disbursed by the Company up to December 19, 2003 based on shareholdings as of December 12, 2003. Effective as of December 15, 2003, the shares shall be traded without interest on capital. The amount of this interest on capital shall be subtracted from distributions which may be effected with respect to the 2003 fiscal year. If the Offering is completed by December 11, 2003, all shares that are subscribed for or acquired as part of the Offering will have the right to receive this distribution in the form of interest on share capital.

The structure of this secondary and primary Offering of preferred shares, combined with the other measures announced herein, not only will make feasible an increase in the liquidity of the preferred shares of the Company but also is one more clear and unequivocal demonstration of the strategic commitment of the controlling shareholders to seek the full insertion of the Company in the capital markets and of the ongoing adoption of good corporate governance practices.

São Paulo, October 6, 2003

Bernardo Szpigel
Director of Investor Relations

The securities referred to in this Relevant Fact will not be and have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from registration requirements. This notice does not constitute an offer for any securities.

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
(Suzano Paper and Pulp Company)
Publicly Held Company
Taxpayer Identification No. 60.651.726/0001-16

RELEVANT FACT

Suzano Paper and Pulp Company (the "Company"), in compliance with CVM Instruction No. 358 of January 3, 2002, announces to its shareholders and to the market in general that

1) Suzano Holding S.A. (directly and/or through a legal person under the common control of its controlling shareholders) and other shareholders with relevant shareholdings intend to undertake a secondary public offering of preferred shares of the Company, representing approximately 8.7% and 14% of total share capital and total preferred shares issued by the Company, respectively. The structure of the transaction will include a mechanism for an additional offering of shares of up to 15% of the preferred shares on offer, in order to meet an eventual excess of demand (greenshoe);

2) In the context of the secondary public offering, it was determined that it would be opportune for the Company to undertake a primary public offering of up to 10 million preferred shares which, combined with an issue of up to 5 million common shares, would make the capital structure of the Company even more solid. Based on article 172 of the Corporations Law, the primary public offering of common and preferred shares will be undertaken without any preemptive rights for the shareholders of the Company. On the other hand, the possibility for subscription will be assured to the shareholders of the Company by means of a request for reservation of shares, and those making a reservation will be accorded priority up to the proportion of their participation in the share capital of the company. Since Suzano Holding S.A. and its respective controlling shareholders hold 100% of the common shares issued by the Company, Suzano Holding S.A. will submit a request for reservation and subscribe all of the common shares to be issued.

3) Registration requests for the referenced primary and secondary public offerings (jointly, the "Offer") were filed at the [Brazilian] Securities Commission on this date;

4) Suzano Holdings S.A. is coordinating the efforts of the Company and the shareholders with respect to the Offering. Banco UBS S.A. and Unibanco – União de Bancos Brasileiros S.A. have been retained to render coordinating and underwriting services.

This Offering is a part of the long-term strategy of the Company to reinforce the relationship with investors and the capital markets in general. The success of the strategy is directly linked to an increase in the liquidity of preferred shares in the market, which continues to be a significant obstacle for their proper valuation.

Diversification of the shareholder base, with the attraction of new investors to preferred shares of the Company, is fundamental to assuring greater liquidity and lower price volatility for the shares. In this connection, the Company has decided to propose, in line with the objective of standardization pursued by the São Paulo Stock Exchange – Bovespa, a change in the standard trading lot size from 1,000 shares to 100 shares. The Bovespa has agreed and will undertake the change effective November 1, 2003. This measure will certainly lead to greater participation of individual investors in the trading of the shares.

In addition, we inform that the Board of Directors approved on this date a cash distribution to shareholders in the form of interest on share capital as provided for in Article 9 of Law 9,249/95 and Decrees No. 2,673/98 and 3,381/00. The distribution, in the total amount of R$55,000,000,000 (fifty-five million Reais), is subject to a 15% withholding tax, except for immune and exempt shareholders, and should be disbursed by the Company up to December 19, 2003 based on shareholdings as of December 12, 2003. Effective as of December 15, 2003, the shares shall be traded without interest on capital. The amount of this interest on capital shall be subtracted from distributions which may be effected with respect to the 2003 fiscal year. If the Offering is completed by December 11, 2003, all shares that are subscribed for or acquired as part of the Offering will have the right to receive this distribution in the form of interest on share capital.

The structure of this secondary and primary Offering of preferred shares, combined with the other measures announced herein, not only will make feasible an increase in the liquidity of the preferred shares of the Company but also is one more clear and unequivocal demonstration of the strategic commitment of the controlling shareholders to seek the full insertion of the Company in the capital markets and of the ongoing adoption of good corporate governance practices.

São Paulo, October 6, 2003

Bernardo Szpigel
Director of Investor Relations

The securities referred to in this Relevant Fact will not be and have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from registration requirements. This notice does not constitute an offer for any securities.

COMPANHIA SUZANO DE PAPEL E CELULOSE

Publicly held Company

Taxpayer Identification No. 60.651.726/0001-16

NIRE No. 35.300.015.398

MINUTES OF BOARD OF DIRECTORS MEETING HELD ON OCTOBER 6, 2003

Date, time and place: October 6, 2003, at 8:00 a.m., at the headquarters of the Company, at Avenida Brigadeiro Faria Lima, No. 1355, 10th floor, in the City of São Paulo, State of São Paulo.

Attendance All members of the Board of Directors.

Presiding Board: David Feffer – Chairman.
Fabio Eduardo de Pieri Spina – Secretary.

Agenda: Resolutions on:

(i) the approval of the notice of the Extraordinary General Shareholders Meeting to decide on the increase of the limit of authorized share capital of the Company;

(ii) the authorization to the Company Management to adopt all measures and to perform all necessary acts for carrying out an increase in the share capital of the Company within the limit of its authorized share capital by means of a public offering of shares;

(iii) the ratification of the acts already performed by the Management of the Company in furtherance of the referenced public offering;

(iv) the proposal of the Company Management with respect to the payment of interest on shareholders' equity according to Article 30 of the By-laws of the Company and to change the standard trading lot size from 1,000 to 100 shares, as agreed with the São Paulo Stock Exchange.

Resolutions: The members of the Board of Directors unanimously resolved as follows:

(i) To approve the notice of the Extraordinary General Shareholders Meeting to decide on the increase of the limit of authorized share capital of the

Company, with the amendment of the First and Second Paragraphs of Article 5 and letter "d" of Article 15, all of the By-laws of the Company, in order to: (a) authorize an increase in the share capital of the Company through the issuance of up to 5,000,000 (five million) common shares by means of a resolution of the Board of Directors, without any amendments to the By-laws, and (b) to increase the number of preferred shares that may be issued by resolution of the Board of Directors of the Company without any amendments to the By-laws of the Company, up to 43,603,590, subject to the limit established by Article 6, Paragraph 2º of the By-laws;

(ii) To authorize the Management of the Company, immediately, to take all measures and perform all necessary acts for undertaking an increase in the share capital within the limit of the authorized share capital, by means of an issuance of shares, without par value, to be publicly offered through a primary public offering in the non-organized over–the-counter market, with simultaneous sales efforts of preferred shares in Brazil and abroad. The referred public offering will be performed with the exclusion of the preemptive rights of the shareholders, in accordance with the terms of Article 172 of the [Brazilian] Corporation Law and the provisions of Article 15, item "1", of the By-laws, being the Management of the Company immediately authorized to undertake all the necessary acts to obtain the registration of the aforementioned public offering before CVM, which registration might be undertaken simultaneously with the secondary public offering of preferred shares issued by the Company and held by its shareholders, being invested with the authority to sign all documents and contracts that may be necessary to undertake the transaction.

(iii) To ratify all the other acts already undertaken by the Management of the Company in furtherance of the referred public offering, including the contracting of Banco UBS S.A. and of Unibanco – União de Bancos Brasileiros S.A. to coordinate the referred offering;

(iv) To approve the Management's proposal for the payment of interest on shareholders'equity in the gross amount of R$55,000,000.00 (fifty-five

million reais) which shall be paid out up to December 19, 2003 based on shareholdings as of December 12, 2003. As of December 15, 2003 the shares shall be traded without interest on shareholdrs'equity. In addition, the Management of the Company is hereby authorize to fix the payment date of such interest;

(v) To approve the Management's proposal, aimed at assuring greater liquidity and less price volatility of the shares issued by the Company, to change the standard trading lot of its shares, from 1,000 to 100 shares, effective on November 1th, 2003, which has already been approved by the São Paulo Stock Exchange – BOVESPA.

Closing: There being no other business to discuss, the minutes were prepared, approved and signed by all members of the Board of Directors. São Paulo, October 6, 2003.

Signed: David Feffer, Daniel Feffer, Boris Tabacof, Augusto Esteves de Lima Junior, Jorge Feffer, Cláudio Thomaz Lobo Sonder, Antonio Carlos de Vasconcelos Valença, Antonio de Souza Corrêa Meyer, Oscar de Paula Bernardes Neto.

This document is a true copy of the original minutes recorded in the books of the Company.

Fabio Eduardo de Pieri Spina

Secretary

FILE Nº 82-3550

COMPANHIA SUZANO DE PAPEL E CELULOSE

Publicly held Company

Taxpayer Identification No. 60.651.726/0001-16

NIRE No. 35.300.015.398

MINUTES OF BOARD OF DIRECTORS MEETING HELD ON OCTOBER 6, 2003

Date, time and place: October 6, 2003, at 8:00 a.m., at the headquarters of the Company, at Avenida Brigadeiro Faria Lima, No. 1355, 10th floor, in the City of São Paulo, State of São Paulo.

Attendance All members of the Board of Directors.

Presiding Board: David Feffer – Chairman.

Fabio Eduardo de Pieri Spina – Secretary.

Agenda: Resolutions on:

(i) the approval of the notice of the Extraordinary General Shareholders Meeting to decide on the increase of the limit of authorized share capital of the Company;

(ii) the authorization to the Company Management to adopt all measures and to perform all necessary acts for carrying out an increase in the share capital of the Company within the limit of its authorized share capital by means of a public offering of shares;

(iii) the ratification of the acts already performed by the Management of the Company in furtherance of the referenced public offering;

(iv) the proposal of the Company Management with respect to the payment of interest on shareholders'equity according to Article 30 of the By-laws of the Company and to change the standard trading lot size from 1,000 to 100 shares, as agreed with the São Paulo Stock Exchange.

Resolutions: The members of the Board of Directors unanimously resolved as follows:

(i) To approve the notice of the Extraordinary General Shareholders Meeting to decide on the increase of the limit of authorized share capital of the

Company, with the amendment of the First and Second Paragraphs of Article 5 and letter "d" of Article 15, all of the By-laws of the Company, in order to: (a) authorize an increase in the share capital of the Company through the issuance of up to 5,000,000 (five million) common shares by means of a resolution of the Board of Directors, without any amendments to the By-laws, and (b) to increase the number of preferred shares that may be issued by resolution of the Board of Directors of the Company without any amendments to the By-laws of the Company, up to 43,603,590, subject to the limit established by Article 6, Paragraph 2º of the By-laws;

(ii) To authorize the Management of the Company, immediately, to take all measures and perform all necessary acts for undertaking an increase in the share capital within the limit of the authorized share capital, by means of an issuance of shares, without par value, to be publicly offered through a primary public offering in the non-organized over–the-counter market, with simultaneous sales efforts of preferred shares in Brazil and abroad. The referred public offering will be performed with the exclusion of the preemptive rights of the shareholders, in accordance with the terms of Article 172 of the [Brazilian] Corporation Law and the provisions of Article 15, item "1", of the By-laws, being the Management of the Company immediately authorized to undertake all the necessary acts to obtain the registration of the aforementioned public offering before CVM, which registration might be undertaken simultaneously with the secondary public offering of preferred shares issued by the Company and held by its shareholders, being invested with the authority to sign all documents and contracts that may be necessary to undertake the transaction.

(iii) To ratify all the other acts already undertaken by the Management of the Company in furtherance of the referred public offering, including the contracting of Banco UBS S.A. and of Unibanco – União de Bancos Brasileiros S.A. to coordinate the referred offering;

(iv) To approve the Management's proposal for the payment of interest on shareholders'equity in the gross amount of R$55,000,000.00 (fifty-five

million reais) which shall be paid out up to December 19, 2003 based on shareholdings as of December 12, 2003. As of December 15, 2003 the shares shall be traded without interest on shareholdrs'equity. In addition, the Management of the Company is hereby authorize to fix the payment date of such interest;

(v) To approve the Management's proposal, aimed at assuring greater liquidity and less price volatility of the shares issued by the Company, to change the standard trading lot of its shares, from 1,000 to 100 shares, effective on November 1th, 2003, which has already been approved by the São Paulo Stock Exchange – BOVESPA.

Closing: There being no other business to discuss, the minutes were prepared, approved and signed by all members of the Board of Directors. São Paulo, October 6, 2003.

Signed: David Feffer, Daniel Feffer, Boris Tabacof, Augusto Esteves de Lima Junior, Jorge Feffer, Cláudio Thomaz Lobo Sonder, Antonio Carlos de Vasconcelos Valença, Antonio de Souza Corrêa Meyer, Oscar de Paula Bernardes Neto.

This document is a true copy of the original minutes recorded in the books of the Company.

Fabio Eduardo de Pieri Spina
Secretary

FILE Nº 82-3550

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly held Company
Taxpayer Identification Nº 60.651.726/0001-16
NIRE Nº 35.300.015.398

CALL NOTICE

We are hereby invite the Shareholders of this Company to attend the General Extraordinary Meeting, to be held on October, 27th, 2003, at 3:00 pm, at the headquarters of the Company, at Avenida Brigadeiro Faria Lima, 1355, 8th floor, in the city of São Paulo, state of São Paulo, in order to resolve on the proposal of the Board of Directors to increase the limit of the authorized share capital of the Company, and the consequent amendment of the first and second paragraphs of the Article 5 and letter "d" of the Article 15 of the By-laws of the Company, in order to:

(a) allow the increase of the share capital of the Company by the issuance of up to 5,000,000 (five million) common shares by means of a resolution of the Board of Directors, irrespective of any amendments to the By-laws; and

(b) increase the number of preferred shares that may be issued by means of a resolution of the Board of Directors, irrespective of any amendments to the By-Laws of the Company, up to 43,603,590 (forty three million, six hundred three thousand, five hundred ninety) preferred shares, in accordance with the limitation contained on the Article 6, Second Paragraph, of the By-Laws of the Company.

São Paulo, October 9th, 2003

Boris Tabacof
Vice President of the Board of Directors

FILE Nº 82-3550

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly held Company
Taxpayer Identification Nº 60.651.726/0001-16
NIRE Nº 35.300.015.398

CALL NOTICE

We are hereby invite the Shareholders of this Company to attend the General Extraordinary Meeting, to be held on October, 27th, 2003, at 3:00 pm, at the headquarters of the Company, at Avenida Brigadeiro Faria Lima, 1355, 8th floor, in the city of São Paulo, state of São Paulo, in order to resolve on the proposal of the Board of Directors to increase the limit of the authorized share capital of the Company, and the consequent amendment of the first and second paragraphs of the Article 5 and letter "d" of the Article 15 of the By-laws of the Company, in order to:

(a) allow the increase of the share capital of the Company by the issuance of up to 5,000,000 (five million) common shares by means of a resolution of the Board of Directors, irrespective of any amendments to the By-laws; and

(b) increase the number of preferred shares that may be issued by means of a resolution of the Board of Directors, irrespective of any amendments to the By-Laws of the Company, up to 43,603,590 (forty three million, six hundred three thousand, five hundred ninety) preferred shares, in accordance with the limitation contained on the Article 6, Second Paragraph, of the By-Laws of the Company.

São Paulo, October 9th, 2003

Boris Tabacof
Vice President of the Board of Directors

FILE Nº 82-3550

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
C.N.P.J. Nº. 60.651.726/0001-16

RELEVANT FACT
(Public Announcement)

Companhia Suzano de Papel e Celulose (the "Company"), further to the Fato Relevante dated October 06, 2003, and in accordance with Instruction No. 358, of the Comissão de Valores Mobiliários – CVM, dated January 3rd, 2002, informs its shareholders and the market that:

1) The selling shareholders taking part in the secondary public offer of preferred shares issued by the Company, pursuant to the documents submitted to CVM on October 6, 2003, are J.P. Morgan International Inc., Citicorp Mercantil Participações Investimentos S.A. and Suzano Holding S.A. (directly and/or through a legal entity under common control of the controlling shareholders of the Company);

2) Caixa de Previdência dos Funcionários do Banco do Brasil – Previ has decided to participate in the registered offer that is being reviewed by the Brazilian Securities Commission (CVM);

3) Upon Previ joining the offer, the total amount of preferred shares to be offered in the secondary public distribution will amount to 24,173,162 preferred shares representing approximately 9.4% of the total capital and 15% of the Company's preferred shares currently issued and outstanding. As previously announced, the transaction structure will include a mechanism of an additional offer of shares of up to 15% of the volume of preferred shares offered to cover a possible over-allotment (green shoe).

The Company believes that this secondary public offer together with the primary public offer of preferred shares will contribute to an increase in the free float of the Company and, consequently increase the shares' liquidity. The increase in the free float will involve 34,173,162 preferred shares representing approximately 13.2% of the total capital and 21.2% of the Company's preferred shares currently issued and outstanding, of this total (i) 10,000,000 will be offered by the Company in the primary offer, (ii) 8,000,000 in a secondary offer by Suzano Holding; and (iii) 16,173,162 in a secondary offer by the other shareholders mentioned herein. Both the primary and secondary offers are intended to expand our shareholder's base.

São Paulo, October 22, 2003

Bernardo Szpigel
Executive Officer for Investor Relations

The securities referred to in this Relevant Fact will not be and have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from registration requirements. This notice does not constitute an offer for any securities.

FILE Nº 82-3550

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
C.N.P.J. N°. 60.651.726/0001-16

RELEVANT FACT
(Public Announcement)

Companhia Suzano de Papel e Celulose (the "Company"), further to the Fato Relevante dated October 06, 2003, and in accordance with Instruction No. 358, of the Comissão de Valores Mobiliários – CVM, dated January 3rd, 2002, informs its shareholders and the market that:

1) The selling shareholders taking part in the secondary public offer of preferred shares issued by the Company, pursuant to the documents submitted to CVM on October 6, 2003, are J.P. Morgan International Inc., Citicorp Mercantil Participações Investimentos S.A. and Suzano Holding S.A. (directly and/or through a legal entity under common control of the controlling shareholders of the Company);

2) Caixa de Previdência dos Funcionários do Banco do Brasil – Previ has decided to participate in the registered offer that is being reviewed by the Brazilian Securities Commission (CVM);

3) Upon Previ joining the offer, the total amount of preferred shares to be offered in the secondary public distribution will amount to 24,173,162 preferred shares representing approximately 9.4% of the total capital and 15% of the Company's preferred shares currently issued and outstanding. As previously announced, the transaction structure will include a mechanism of an additional offer of shares of up to 15% of the volume of preferred shares offered to cover a possible over-allotment (green shoe).

The Company believes that this secondary public offer together with the primary public offer of preferred shares will contribute to an increase in the free float of the Company and, consequently increase the shares' liquidity. The increase in the free float will involve 34,173,162 preferred shares representing approximately 13.2% of the total capital and 21.2% of the Company's preferred shares currently issued and outstanding, of this total (i) 10,000,000 will be offered by the Company in the primary offer, (ii) 8,000,000 in a secondary offer by Suzano Holding; and (iii) 16,173,162 in a secondary offer by the other shareholders mentioned herein. Both the primary and secondary offers are intended to expand our shareholder's base.

São Paulo, October 22, 2003

Bernardo Szpigel
Executive Officer for Investor Relations

The securities referred to in this Relevant Fact will not be and have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from registration requirements. This notice does not constitute an offer for any securities.

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
C.N.P.J. Nº. 60.651.726/0001-16

NOTICE TO SHAREHOLDERS

Companhia Suzano de Papel e Celulose (the "Company"), further to its announcement in the Fato Relevante dated October 06, 2003, informs its shareholders and the market that:

The standard trading lot of the Company's preferred shares on the São Paulo Stock Exchange – BOVESPA will change from 1,000 to 100 shares, as of November 3, 2003.

This measure will reduce the minimum required investment in the Company's preferred shares and will permit greater participation of individual investors and investment clubs in the overall trading volume.

This step is consistent with the Company's strategy of encouraging the diversification and expansion of its shareholder base, and is a fundamental step towards increasing the liquidity and reducing the price volatility of the preferred shares.

São Paulo, October 31, 2003

Bernardo Szpigel
Executive Officer for Investor Relations

The securities referred to in this Notice to Shareholders will not be and have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from registration requirements. This notice does not constitute an offer for any securities.

FILE Nº 82-3550

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
C.N.P.J. Nº. 60.651.726/0001-16

NOTICE TO SHAREHOLDERS

Companhia Suzano de Papel e Celulose (the "Company"), further to its announcement in the Fato Relevante dated October 06, 2003, informs its shareholders and the market that:

The standard trading lot of the Company's preferred shares on the São Paulo Stock Exchange – BOVESPA will change from 1,000 to 100 shares, as of November 3, 2003.

This measure will reduce the minimum required investment in the Company's preferred shares and will permit greater participation of individual investors and investment clubs in the overall trading volume.

This step is consistent with the Company's strategy of encouraging the diversification and expansion of its shareholder base, and is a fundamental step towards increasing the liquidity and reducing the price volatility of the preferred shares.

São Paulo, October 31, 2003

Bernardo Szpigel
Executive Officer for Investor Relations

The securities referred to in this Notice to Shareholders will not be and have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from registration requirements. This notice does not constitute an offer for any securities.

FILE Nº 82-3550

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
C.N.P.J. nº 60.651.726/0001-16

NOTICE TO THE MARKET

In compliance with Instruction No. 358 of January 3, 2002, of the Brazilian Exchange Commission ("CVM"), Companhia Suzano de Papel e Celulose ("Company") and its Controlling Company, Suzano Holding S.A. ("Suzano Holding") inform the public that on October 6, 2003 they have filed a request with CVM for registration of a primary public offering of common and preferred shares issued by the Company, and for registration of a secondary public offering of preferred shares issued by the Company and held by Shareholders Suzano Holding, J.P. Morgan International, Inc., Citicorp Mercantil Participações Investimentos S.A. and Caixa de Previdência dos Funcionários do Banco do Brasil - Previ (jontly referred to as "Selling Shareholders"), all of them registered shares without par value. The primary and secondary public offerings of the shares of the Company shall be made simultaneously by the Company and by the Selling Shareholders ("Offering").

The Offering

The object of this Offering is thirty-nine million, one hundred and seventy-three thousand, one hundred and sixty-two (39,173,162) shares issued by the Company ("Shares"), of which (i) five million (5,000,000) are common shares ("Common Shares") and ten million (10,000,000) preferred shares ("Preferred Shares Object of the Primary Offering"), which shall be issued by the Company, within the limits of the authorized capital stock according to the Bylaws, and (ii) twenty-four million, one hundred and seventy-three thousand, one hundred and sixty-two (24,173,162) Preferred Shares held by the Selling Shareholders ("Preferred Shares Object of the Secondary Offering" and, together with the Preferred Shares Object of the Primary Offering, the "Preferred Shares").

This total of thirty-nine million, one hundred and seventy-three thousand, one hundred and sixty-two (39,173,162) Shares object of the Offering, within the period of thirty (30) days after publication of the Initial Announcement of the Primary Public Offering of Common Shares and Preferred Shares and of the Secondary Public Offering of Preferred Shares issued by the Company, may be added by up to five million, one hundred and twenty-five thousand, nine hundred and seventy-four (5,125,974) Preferred Shares issued by the Company, held by the Selling Shareholders, for the exclusive purpose of supplying a possible excess of demand that may be verified in the course of the Offering period, with the consequent increase of the number of Preferred Shares to be offered in the secondary public offering ("Additional Shares").

The Offering shall be coordinated by Banco UBS S.A. ("UBS") and Unibanco – União de Bancos Brasileiros S.A. ("Unibanco" and, together with UBS, "Coordinators"). The Preferred Shares shall be the object of primary and secondary public offerings in Brazil, in the non-organized over-the-counter market, in compliance with CVM Instruction No. 13 of September 30, 1980 ("CVM Instruction No. 13/80") and CVM Instruction No. 88, of November 3, 1988

("CVM Instruction No. 88/88"). Concurrent efforts shall be made to sell the Preferred Shares abroad, targeting foreign institutional investors ("Foreign Institutional Investors") qualified by and registered with CVM, under the terms of Resolution No. 2.689 of January 26, 2000, of the National Monetary Council, and according to the exemptions granted under *Rule 144-A* ("Rule 144A") and under *Regulation S* ("Regulation S") of the *United States Securities Act of 1933,* as amended ("*Securities Act*"), without needing, therefore, to request and obtain any registration for the offer and placement of the Preferred Shares abroad, not even with the *Securities and Exchange Commission.*

For this purpose, the Company and the Selling Shareholders engaged UBS Securities LLC, Unibanco – União de Bancos Brasileiros (Luxembourg) S.A. and Unibanco Securities Inc. ("International Placement Agents") to make efforts, exclusively abroad, to sell Preferred Shares to Foreign Institutional Investors, such endeavors to be made in the United States of America in compliance with the procedures of Rule 144A of the *Securities Act of 1933*, as amended ("*Securities Act*"), and in countries other than the United States of America, Canada or Brazil, according to the legislation in force in the country of domicile of each investor, and in compliance with the procedures established in Regulation S of the *Securities Act*, and under the terms of the *Agency Agreement*, to be entered into by and between the Company, Selling Shareholders and the International Placement Agents. The Preferred Shares that are the object of the sales efforts by the International Placement Agents abroad, with Foreign Institutional Investors, shall necessarily be subscribed, acquired, paid and settled with the Coordinators.

After the concession of the relevant registration for the primary public offering, and secondary public offering by CVM, the Coordinators shall carry out the public offering of the total Preferred Shares object of the Offering under firm guarantee of subscription and acquisition regime, and the total Common Shares object of the Offering shall be placed by the Coordinators under the regime of best placement efforts. Suzano Holding S.A. shall provide firm guarantee of subscription of the total Common Shares object of the Offering.

Participation of Shareholders and Investors

The Coordinators, under the terms of CVM Instruction No. 13/80 and CVM Instruction No. 88/88 and all other institutions that were subcontracted by them to participate in the Offering as shown below ("Subcontracted Participants") shall place the Shares with: (a) Shareholders of the Company that submit a Shares Reservation Request (as defined below), (b) investors that are natural persons or legal entities not considered as Institutional Investors and who submit the Reservation Request for Preferred Shares ("Non-Institutional Investors"), (c) investment clubs registered with the São Paulo Stock Exchange – BOVESPA, according to the regulations currently in force, that submit a Reservation Request for Preferred Shares ("Investment Clubs") and (d) Institutional Investors, observing the conditions described in the item "*Distribution Procedures*" below.

Considered as Institutional Investors, for the purpose of this Offering are, investment funds, pension funds, third-party asset managers registered with CVM, entities authorized to operate by Banco Central do Brasil, [Brazilian Central Bank] insurance companies, private pension and capitalization funds and other Institutional Investors ("Institutional Investors").

Distribution Procedures

After the concession of the relevant registration by CVM, a primary public offering, and a secondary public offering shall be made by the Coordinators of the Offering, and by the other institutions subcontracted by them to participate in the Offering, in the non-organized over-the-counter market, under differentiated procedures regime as foreseen in article 33 of CVM Instruction No. 13/80, observing the provisions given below. The Shares to be subscribed and/or acquired under this Offering shall be entitled to receive full dividends relative to the fiscal year ended on December 31, 2003, and shall be entitled also to receive, as from the date of their issuance and/or sale, all other benefits granted to the other holders of Common Shares and Preferred Shares issued by the Company, according to the provisions of Law No. 6404, of December 15, 1976 ("Corporate Law"), and according to the Company's By-laws.

Reservation Period

The Shareholders of the Company shall be granted a period of nine (9) business days, beginning on November 6, 2003 and ending on November 18, 2003, inclusive, ("Reservation Period"), that may be extended by the Coordinators, to place their reservation requests by filling out a specific form ("Reservation Request"), for the subscription of Shares under the conditions described below. Likewise, the Non-Institutional Investors and the Investment Clubs may also submit Reservation Requests for the subscription and/or acquisition of Preferred Shares during the Reservation Period. The Shareholders of the Company, Non-Institutional Investors and the Investment Clubs shall submit their Reservation Requests at the offices of the Coordinators and of the Subcontracted Participants, indicated below. The Shareholders of the Company, Non-Institutional Investors and Investment Clubs that are interested in submitting reservation requests during the Reservation Period must carefully read the terms and conditions stipulated in the Reservation Requests, especially as regards the conditions set for deposit and return of values, the possibility of presentation of bank guarantee by the shareholders, settlement of the Offering and the limits for the subscription and/or acquisition of the Shares.

Reservation Request submitted by Shareholders that hold Preferred Shares

Shareholders that hold Preferred Shares issued by the Company, that are interested in subscribing Preferred Shares, during the Reservation Period described above, must place the Reservation Request in compliance with the conditions described below. The Reservation Request for Preferred Shares shall be made against full cash deposit in national currency of the amount of the investment, at the time of reservation, or against presentation of a bank guarantee letter assuring payment of the amount invested. There shall be no minimum amount for placing a Reservation Request by shareholders that hold Preferred Shares issued by the Company. Each shareholder that holds Preferred Shares issued by the Company may place its Reservation Request so that the shareholder may subscribe Preferred Shares up to the number of shares required for maintenance of the shareholder's proportional interest in the capital stock, according to the position verified after closing of trading at the São Paulo Exchange - BOVESPA on November 4, 2003. All Reservation Requests for Preferred Shares placed by Shareholders of the Company shall be accepted up to the number of Preferred Shares offered, and there will be no apportionment among the shareholders.

Likewise, the provisions of sub-items (b) and (e), of the item *"Reservation Request by Non-Institutional Investors and by Investment Clubs"* below shall apply also to Shareholders of the Company that submit Reservation Request for Preferred Shares.

Reservation Request by Shareholders that hold Common Shares

Suzano Holding, controlling shareholder of the Company and holder of approximately ninety-two percent (92%) of its Common Shares, shall submit its Reservation Request and will fill out its subscription form with UBS so that it is assured the subscription of all Common Shares that are the object of this Offering. The total number of Common Shares issued by the Company is currently directly or indirectly held by members of the Feffer family, mostly through Suzano Holding.

Reservation Request by Non-Institutional Investors and by Investment Clubs

The Preferred Shares object of the Offering that are not subscribed by Shareholders of the Company that submitted Reservation Requests shall be accorded priority for placement with Non-Institutional Investors and Investment Clubs, observing, however, that Reservation Requests placed by Non-Institutional Investors and by Investment Clubs shall only be accepted after full acceptance of Reservation Requests for Preferred Shares submitted by the Shareholders of the Company, under the following conditions:

(a) the Non-Institutional Investors and Investment Clubs interested shall submit reservations for the Preferred Shares, by filling out the Reservation Request, making a full cash deposit in national currency for the amount of the investment, observing a minimum investment value of one thousand reais (R$1.000,00), a maximum investment value of three hundred thousand reais (R$300.000,00) per Non-Institutional Investors, and a maximum investment value of one million and five hundred thousand reais (R$ 1.500.000,00) per Investment Club;

(b) on the date of settlement of the Offering, each Coordinator or each Subcontracted Participant, as the case may be, with which a Reservation Request is submitted, shall deliver to each Non-Institutional Investor or to each Investment Club that has made a reservation with them, the amount of Preferred Shares corresponding to the equivalent between the amount deposited and the price for subscription/acquisition of each Preferred Share. If such equivalent results in a fraction of share, the difference between the amount deposited and the value of the full Preferred Share shall be returned to the Non-Institutional Investor or to Investment Club by the respective Coordinator or by the Subcontracted Participant, as the case may be, without interest or adjustment for inflation, deducting the value of the Temporary Tax on Financial Transactions [*Contribuição Provisória sobre Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira – CPMF*] ("CPMF"), within five (5) business days of the date of Settlement of the Offering;

(c) if the total Reservation Requests for Preferred Shares submitted by Non-Institutional Investors or by Investment Clubs is equal to or less than the total Preferred Shares that remain from the Offering after acceptance of the Reservation Requests of the Shareholders of the Company, as stipulated above, there will be no apportionment, with full acceptance of all reservations submitted by all Non-Institutional Investors and Investment Clubs; any remnant shares of those offered to Non-Institutional Investors and Investment Clubs shall be destined to the Institutional Investors, under the terms described below;

(d) if the total Reservation Requests for Preferred Shares submitted by Non-Institutional Investors and by Investment Clubs is in excess of the total Preferred Shares object of the Offering that remained after acceptance of the Reservation Request of the Shareholders of the Company, an apportionment shall be made of these Preferred Shares among all the Non-Institutional Investors and all Investment Clubs, and the non-utilized balance of the deposits made, after deducting the CPMF tax, shall be returned to the Non-Institutional Investors or Investment Clubs, without interest or adjustment for inflation, within three (3) business days of the date of the Settlement; and

(e) in the event that the Offering is not concluded, or in case of termination of the Agreement for Coordination, Firm Guarantee of Subscription, Acquisition and Placement of Preferred Shares, and Best Efforts for Placement of Common Shares issued by Companhia Suzano de Papel e Celulose, the Reservation Requests shall be automatically canceled and the Coordinators or Subcontracted Participants, as the case may be, shall return to the Non-Institutional Investors and Investment Clubs that placed reservations with them, the amount deposited, without interest or adjustment for inflation, after deducting the CPMF tax, within five (5) business days of the date of the automatic cancellation of the Reservation Requests.

Institutional Investors

The remnant of Preferred Shares not destined to Shareholders of the Company, Non-Institutional Investors and Investment Clubs that have placed Reservation Requests during the Reservation Period, shall be destined for public offer to the Institutional Investors that are clients of the institutions participant in the Offering; advance reservations for such Institutional Investors are not allowed and there is no stipulation of minimum or maximum values for investment.

If the number of Preferred Shares object of the orders received from Institutional Investors during the bookbuilding process exceeds the total Preferred Shares that are remaining after acceptance of the Reservation Requests submitted by the shareholders, Non-Institutional Investors and Investment Clubs, priority shall be accorded to the orders of the Institutional Investors which, as deemed by the Coordinators, the Company and Selling Shareholders, are more compliant with the objective of this Offering, that is, to create a diversified base of shareholders formed by Institutional Investors with different criteria of evaluation regarding the long-term prospects of the Company, its segment of operation and the Brazilian and international macro-economic scenario.

The Institutional Investors may subscribe and/or acquire the Preferred Shares through cash payment, in national currency, at the time of subscription and/or acquisition.

Issuance and/or Sales Price

The issuance price of the Common Shares and issuance/sales price of the Preferred Shares shall be fixed after (a) submittal of the Reservation Requests during the Reservation Period, and (b) conclusion of the bookbuilding process, to be conducted by the Coordinators, according to the provisions of Article 170, Paragraph One, Subitem III, of the Corporate Law, and adopting as parameter the price of the Preferred Shares as quoted by the São Paulo Stock Exchange – BOVESPA (since its Common Shares do not have liquidity), on the date when the issuance price of the Shares is set, admitting premium or discount over the average

weighted price of the Preferred Shares issued by the Company quoted by BOVESPA on that date, based on market conditions. The issuance price of the Shares shall be approved by the Board of Directors of the Company, before concession of the registration of these public offerings by CVM.

The Shareholders of the Company, Non-Institutional Investors, and Investment Clubs that submitted Reservation Requests shall not have direct participation in the issuance price-setting process of the Shares, and such investors shall note that the price for subscription and/or acquisition may be different, higher or lower, in relation to the prices of the Preferred Shares issued by the Company quoted by the São Paulo Stock Exchange – BOVESPA, on the date of definition of the issuance price of the Shares or on the date of submittal of the respective Reservation Request.

Stabilization

A mechanism shall be created for stabilization of the price of the Preferred Shares object of the Offering, and UBS, at its exclusive discretion, may perform activities for stabilization of the price of the Preferred Shares that shall be ruled by the Private Agreement for Stabilization of the Price of the Preferred Shares, which shall be previously submitted to analysis and approval of CVM.

Additional Information

It is recommended to investors and Shareholders of the Company, before making any investment decision, the reading of the Preliminary Prospectus of the Offering. The investors who wish to receive the Preliminary Prospectus or additional information may go, as from November 4, 2003, to the headquarters of Unibanco – União de Bancos Brasileiros S.A., at Av. Eusébio Matoso, No. 891, São Paulo, State of São Paulo, or to the offices of Banco UBS S.A., at Av. Juscelino Kubitschek, No. 50, 6° andar, São Paulo, State of São Paulo and at Praia de Botafogo, No. 228, 16° andar, Ala B, in Rio de Janeiro, State of Rio de Janeiro, or to the offices of the Subcontracted Participants indicated below. Additionally, the Preliminary Prospectus shall be available at CVM, located at Rua Sete de Setembro, No. 111, 5° andar, Rio de Janeiro, State of Rio de Janeiro, as well as at Rua Formosa, No. 367, 20° andar, Centro, in São Paulo, State of São Paulo.
"Read the Preliminary Prospectus before accepting the Offering".

Additional information on the Offering and reservation procedures may be obtained from Unibanco, at telephone No. (11) 3097.4577, from UBS at telephone No. (21) 2555.3020 and from the offices of the Subcontracted Participants indicated below. The full text of this Communication to the Market, as well as the Preliminary Prospectus of the Offering, is available at the website of Unibanco www.unibanco.com. Additional information on the brokers of securities accredited with CBLC-Companhia Brasileira de Liquidação e Custódia (Brazilian Clearing House for Custody and Settlement of Securities) to participate in this Offering in the capacity of Subcontracted Participant may be obtained from the website of Companhia Brasileira de Liquidação e Custódia - CBLC www.cblc.com.br. The Company and the Coordinators of the Offering shall present a road show of the Offering to investors on November 4, 2003, at 8:30 a.m. in the city of São Paulo, at the Hotel Intercontinental, located at Alameda Santos, 1123.

According to article 9 of CVM Instruction No. 13/80 and article 9 of CVM Instruction No. 88/88, Bank UBS S.A., in its capacity as leading institution of the primary public offering and secondary public offering, has filed the respective request for registration of the Offering with CVM on October 6, 2003, and this Offering is subject to the previous approval by CVM.

Each Shareholder and/or Institutional Investor and/or Investment Club may submit a Reservation Request with only one of the Coordinators or of the Subcontracted Participants.

The Coordinators and Subcontracted Participants shall only accept Reservation Request submitted by investors holders of bank account or investment account open with the Bank and kept by the respective investor. The shareholders that wish to submit a Reservation Request for Shares of the Company through presentation of bank guarantee letter shall do this exclusively through the offices of Bank UBS S.A., at Av. Juscelino Kubitschek, No. 50, 6° andar, São Paulo, State of São Paulo. Following are the addresses of the Coordinators and Subcontracted Participants where the Shareholders of the Company, Non-Institutional Investors and Investment Clubs may go to submit their reservations of Preferred Shares of the Company:

- **Bank UBS S.A.**
  Av. Juscelino Kubitschek, No. 50, 6° andar, São Paulo, State of São Paulo

- **Unibanco – União de Bancos Brasileiros S.A.**
  All branches of the Unibanco – União de Bancos Brasileiros S.A.

- **Brokers**
  Offices of the brokers of securities accredited with CBLC-Companhia Brasileira de Liquidação e Custódia to participate in the Offering

São Paulo, November 3, 2003.

Companhia Suzano de Papel e Celulose

Coordinators of the Offering

UBS Investment Bank

UNIBANCO

The securities referred to in this Notice to the Market will not be and have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from registration requirements. This notice does not constitute an offer for any securities.

FILE Nº 82-3550

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
C.N.P.J. nº 60.651.726/0001-16

NOTICE TO THE MARKET

In compliance with Instruction No. 358 of January 3, 2002, of the Brazilian Exchange Commission ("CVM"), Companhia Suzano de Papel e Celulose ("Company") and its Controlling Company, Suzano Holding S.A. ("Suzano Holding") inform the public that on October 6, 2003 they have filed a request with CVM for registration of a primary public offering of common and preferred shares issued by the Company, and for registration of a secondary public offering of preferred shares issued by the Company and held by Shareholders Suzano Holding, J.P. Morgan International, Inc., Citicorp Mercantil Participações Investimentos S.A. and Caixa de Previdência dos Funcionários do Banco do Brasil - Previ (jontly referred to as "Selling Shareholders"), all of them registered shares without par value. The primary and secondary public offerings of the shares of the Company shall be made simultaneously by the Company and by the Selling Shareholders ("Offering").

The Offering

The object of this Offering is thirty-nine million, one hundred and seventy-three thousand, one hundred and sixty-two (39,173,162) shares issued by the Company ("Shares"), of which (i) five million (5,000,000) are common shares ("Common Shares") and ten million (10,000,000) preferred shares ("Preferred Shares Object of the Primary Offering"), which shall be issued by the Company, within the limits of the authorized capital stock according to the Bylaws, and (ii) twenty-four million, one hundred and seventy-three thousand, one hundred and sixty-two (24,173,162) Preferred Shares held by the Selling Shareholders ("Preferred Shares Object of the Secondary Offering" and, together with the Preferred Shares Object of the Primary Offering, the "Preferred Shares").

This total of thirty-nine million, one hundred and seventy-three thousand, one hundred and sixty-two (39,173,162) Shares object of the Offering, within the period of thirty (30) days after publication of the Initial Announcement of the Primary Public Offering of Common Shares and Preferred Shares and of the Secondary Public Offering of Preferred Shares issued by the Company, may be added by up to five million, one hundred and twenty-five thousand, nine hundred and seventy-four (5,125,974) Preferred Shares issued by the Company, held by the Selling Shareholders, for the exclusive purpose of supplying a possible excess of demand that may be verified in the course of the Offering period, with the consequent increase of the number of Preferred Shares to be offered in the secondary public offering ("Additional Shares").

The Offering shall be coordinated by Banco UBS S.A. ("UBS") and Unibanco – União de Bancos Brasileiros S.A. ("Unibanco" and, together with UBS, "Coordinators"). The Preferred Shares shall be the object of primary and secondary public offerings in Brazil, in the non-organized over-the-counter market, in compliance with CVM Instruction No. 13 of September 30, 1980 ("CVM Instruction No. 13/80") and CVM Instruction No. 88, of November 3, 1988

("CVM Instruction No. 88/88"). Concurrent efforts shall be made to sell the Preferred Shares abroad, targeting foreign institutional investors ("Foreign Institutional Investors") qualified by and registered with CVM, under the terms of Resolution No. 2.689 of January 26, 2000, of the National Monetary Council, and according to the exemptions granted under *Rule 144-A* ("Rule 144A") and under *Regulation S* ("Regulation S") of the *United States Securities Act of 1933*, as amended ("*Securities Act*"), without needing, therefore, to request and obtain any registration for the offer and placement of the Preferred Shares abroad, not even with the *Securities and Exchange Commission.*

For this purpose, the Company and the Selling Shareholders engaged UBS Securities LLC, Unibanco – União de Bancos Brasileiros (Luxembourg) S.A. and Unibanco Securities Inc. ("International Placement Agents") to make efforts, exclusively abroad, to sell Preferred Shares to Foreign Institutional Investors, such endeavors to be made in the United States of America in compliance with the procedures of Rule 144A of the *Securities Act of 1933*, as amended ("*Securities Act*"), and in countries other than the United States of America, Canada or Brazil, according to the legislation in force in the country of domicile of each investor, and in compliance with the procedures established in Regulation S of the *Securities Act*, and under the terms of the *Agency Agreement*, to be entered into by and between the Company, Selling Shareholders and the International Placement Agents. The Preferred Shares that are the object of the sales efforts by the International Placement Agents abroad, with Foreign Institutional Investors, shall necessarily be subscribed, acquired, paid and settled with the Coordinators.

After the concession of the relevant registration for the primary public offering, and secondary public offering by CVM, the Coordinators shall carry out the public offering of the total Preferred Shares object of the Offering under firm guarantee of subscription and acquisition regime, and the total Common Shares object of the Offering shall be placed by the Coordinators under the regime of best placement efforts. Suzano Holding S.A. shall provide firm guarantee of subscription of the total Common Shares object of the Offering.

Participation of Shareholders and Investors

The Coordinators, under the terms of CVM Instruction No. 13/80 and CVM Instruction No. 88/88 and all other institutions that were subcontracted by them to participate in the Offering as shown below ("Subcontracted Participants") shall place the Shares with: (a) Shareholders of the Company that submit a Shares Reservation Request (as defined below), (b) investors that are natural persons or legal entities not considered as Institutional Investors and who submit the Reservation Request for Preferred Shares ("Non-Institutional Investors"), (c) investment clubs registered with the São Paulo Stock Exchange – BOVESPA, according to the regulations currently in force, that submit a Reservation Request for Preferred Shares ("Investment Clubs") and (d) Institutional Investors, observing the conditions described in the item "*Distribution Procedures*" below.

Considered as Institutional Investors, for the purpose of this Offering are, investment funds, pension funds, third-party asset managers registered with CVM, entities authorized to operate by Banco Central do Brasil, [Brazilian Central Bank] insurance companies, private pension and capitalization funds and other Institutional Investors ("Institutional Investors").

Distribution Procedures

After the concession of the relevant registration by CVM, a primary public offering, and a secondary public offering shall be made by the Coordinators of the Offering, and by the other institutions subcontracted by them to participate in the Offering, in the non-organized over-the-counter market, under differentiated procedures regime as foreseen in article 33 of CVM Instruction No. 13/80, observing the provisions given below. The Shares to be subscribed and/or acquired under this Offering shall be entitled to receive full dividends relative to the fiscal year ended on December 31, 2003, and shall be entitled also to receive, as from the date of their issuance and/or sale, all other benefits granted to the other holders of Common Shares and Preferred Shares issued by the Company, according to the provisions of Law No. 6404, of December 15, 1976 ("Corporate Law"), and according to the Company's By-laws.

Reservation Period

The Shareholders of the Company shall be granted a period of nine (9) business days, beginning on November 6, 2003 and ending on November 18, 2003, inclusive, ("Reservation Period"), that may be extended by the Coordinators, to place their reservation requests by filling out a specific form ("Reservation Request"), for the subscription of Shares under the conditions described below. Likewise, the Non-Institutional Investors and the Investment Clubs may also submit Reservation Requests for the subscription and/or acquisition of Preferred Shares during the Reservation Period. The Shareholders of the Company, Non-Institutional Investors and the Investment Clubs shall submit their Reservation Requests at the offices of the Coordinators and of the Subcontracted Participants, indicated below. The Shareholders of the Company, Non-Institutional Investors and Investment Clubs that are interested in submitting reservation requests during the Reservation Period must carefully read the terms and conditions stipulated in the Reservation Requests, especially as regards the conditions set for deposit and return of values, the possibility of presentation of bank guarantee by the shareholders, settlement of the Offering and the limits for the subscription and/or acquisition of the Shares.

Reservation Request submitted by Shareholders that hold Preferred Shares

Shareholders that hold Preferred Shares issued by the Company, that are interested in subscribing Preferred Shares, during the Reservation Period described above, must place the Reservation Request in compliance with the conditions described below. The Reservation Request for Preferred Shares shall be made against full cash deposit in national currency of the amount of the investment, at the time of reservation, or against presentation of a bank guarantee letter assuring payment of the amount invested. There shall be no minimum amount for placing a Reservation Request by shareholders that hold Preferred Shares issued by the Company. Each shareholder that holds Preferred Shares issued by the Company may place its Reservation Request so that the shareholder may subscribe Preferred Shares up to the number of shares required for maintenance of the shareholder's proportional interest in the capital stock, according to the position verified after closing of trading at the São Paulo Exchange - BOVESPA on November 4, 2003. All Reservation Requests for Preferred Shares placed by Shareholders of the Company shall be accepted up to the number of Preferred Shares offered, and there will be no apportionment among the shareholders.

Likewise, the provisions of sub-items (b) and (e), of the item *"Reservation Request by Non-Institutional Investors and by Investment Clubs"* below shall apply also to Shareholders of the Company that submit Reservation Request for Preferred Shares.

Reservation Request by Shareholders that hold Common Shares

Suzano Holding, controlling shareholder of the Company and holder of approximately ninety-two percent (92%) of its Common Shares, shall submit its Reservation Request and will fill out its subscription form with UBS so that it is assured the subscription of all Common Shares that are the object of this Offering. The total number of Common Shares issued by the Company is currently directly or indirectly held by members of the Feffer family, mostly through Suzano Holding.

Reservation Request by Non-Institutional Investors and by Investment Clubs

The Preferred Shares object of the Offering that are not subscribed by Shareholders of the Company that submitted Reservation Requests shall be accorded priority for placement with Non-Institutional Investors and Investment Clubs, observing, however, that Reservation Requests placed by Non-Institutional Investors and by Investment Clubs shall only be accepted after full acceptance of Reservation Requests for Preferred Shares submitted by the Shareholders of the Company, under the following conditions:

(a) the Non-Institutional Investors and Investment Clubs interested shall submit reservations for the Preferred Shares, by filling out the Reservation Request, making a full cash deposit in national currency for the amount of the investment, observing a minimum investment value of one thousand reais (R$1.000,00), a maximum investment value of three hundred thousand reais (R$300.000,00) per Non-Institutional Investors, and a maximum investment value of one million and five hundred thousand reais (R$ 1.500.000,00) per Investment Club;

(b) on the date of settlement of the Offering, each Coordinator or each Subcontracted Participant, as the case may be, with which a Reservation Request is submitted, shall deliver to each Non-Institutional Investor or to each Investment Club that has made a reservation with them, the amount of Preferred Shares corresponding to the equivalent between the amount deposited and the price for subscription/acquisition of each Preferred Share. If such equivalent results in a fraction of share, the difference between the amount deposited and the value of the full Preferred Share shall be returned to the Non-Institutional Investor or to Investment Club by the respective Coordinator or by the Subcontracted Participant, as the case may be, without interest or adjustment for inflation, deducting the value of the Temporary Tax on Financial Transactions [*Contribuição Provisória sobre Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira – CPMF*] ("CPMF"), within five (5) business days of the date of Settlement of the Offering;

(c) if the total Reservation Requests for Preferred Shares submitted by Non-Institutional Investors or by Investment Clubs is equal to or less than the total Preferred Shares that remain from the Offering after acceptance of the Reservation Requests of the Shareholders of the Company, as stipulated above, there will be no apportionment, with full acceptance of all reservations submitted by all Non-Institutional Investors and Investment Clubs; any remnant shares of those offered to Non-Institutional Investors and Investment Clubs shall be destined to the Institutional Investors, under the terms described below;

(d) if the total Reservation Requests for Preferred Shares submitted by Non-Institutional Investors and by Investment Clubs is in excess of the total Preferred Shares object of the Offering that remained after acceptance of the Reservation Request of the Shareholders of the Company, an apportionment shall be made of these Preferred Shares among all the Non-Institutional Investors and all Investment Clubs, and the non-utilized balance of the deposits made, after deducting the CPMF tax, shall be returned to the Non-Institutional Investors or Investment Clubs, without interest or adjustment for inflation, within three (3) business days of the date of the Settlement; and

(e) in the event that the Offering is not concluded, or in case of termination of the Agreement for Coordination, Firm Guarantee of Subscription, Acquisition and Placement of Preferred Shares, and Best Efforts for Placement of Common Shares issued by Companhia Suzano de Papel e Celulose, the Reservation Requests shall be automatically canceled and the Coordinators or Subcontracted Participants, as the case may be, shall return to the Non-Institutional Investors and Investment Clubs that placed reservations with them, the amount deposited, without interest or adjustment for inflation, after deducting the CPMF tax, within five (5) business days of the date of the automatic cancellation of the Reservation Requests.

Institutional Investors

The remnant of Preferred Shares not destined to Shareholders of the Company, Non-Institutional Investors and Investment Clubs that have placed Reservation Requests during the Reservation Period, shall be destined for public offer to the Institutional Investors that are clients of the institutions participant in the Offering; advance reservations for such Institutional Investors are not allowed and there is no stipulation of minimum or maximum values for investment.

If the number of Preferred Shares object of the orders received from Institutional Investors during the bookbuilding process exceeds the total Preferred Shares that are remaining after acceptance of the Reservation Requests submitted by the shareholders, Non-Institutional Investors and Investment Clubs, priority shall be accorded to the orders of the Institutional Investors which, as deemed by the Coordinators, the Company and Selling Shareholders, are more compliant with the objective of this Offering, that is, to create a diversified base of shareholders formed by Institutional Investors with different criteria of evaluation regarding the long-term prospects of the Company, its segment of operation and the Brazilian and international macro-economic scenario.

The Institutional Investors may subscribe and/or acquire the Preferred Shares through cash payment, in national currency, at the time of subscription and/or acquisition.

Issuance and/or Sales Price

The issuance price of the Common Shares and issuance/sales price of the Preferred Shares shall be fixed after (a) submittal of the Reservation Requests during the Reservation Period, and (b) conclusion of the bookbuilding process, to be conducted by the Coordinators, according to the provisions of Article 170, Paragraph One, Subitem III, of the Corporate Law, and adopting as parameter the price of the Preferred Shares as quoted by the São Paulo Stock Exchange – BOVESPA (since its Common Shares do not have liquidity), on the date when the issuance price of the Shares is set, admitting premium or discount over the average

weighted price of the Preferred Shares issued by the Company quoted by BOVESPA on that date, based on market conditions. The issuance price of the Shares shall be approved by the Board of Directors of the Company, before concession of the registration of these public offerings by CVM.

The Shareholders of the Company, Non-Institutional Investors, and Investment Clubs that submitted Reservation Requests shall not have direct participation in the issuance price-setting process of the Shares, and such investors shall note that the price for subscription and/or acquisition may be different, higher or lower, in relation to the prices of the Preferred Shares issued by the Company quoted by the São Paulo Stock Exchange – BOVESPA, on the date of definition of the issuance price of the Shares or on the date of submittal of the respective Reservation Request.

Stabilization

A mechanism shall be created for stabilization of the price of the Preferred Shares object of the Offering, and UBS, at its exclusive discretion, may perform activities for stabilization of the price of the Preferred Shares that shall be ruled by the Private Agreement for Stabilization of the Price of the Preferred Shares, which shall be previously submitted to analysis and approval of CVM.

Additional Information

It is recommended to investors and Shareholders of the Company, before making any investment decision, the reading of the Preliminary Prospectus of the Offering. The investors who wish to receive the Preliminary Prospectus or additional information may go, as from November 4, 2003, to the headquarters of Unibanco – União de Bancos Brasileiros S.A., at Av. Eusébio Matoso, No. 891, São Paulo, State of São Paulo, or to the offices of Banco UBS S.A., at Av. Juscelino Kubitschek, No. 50, 6° andar, São Paulo, State of São Paulo and at Praia de Botafogo, No. 228, 16° andar, Ala B, in Rio de Janeiro, State of Rio de Janeiro, or to the offices of the Subcontracted Participants indicated below. Additionally, the Preliminary Prospectus shall be available at CVM, located at Rua Sete de Setembro, No. 111, 5° andar, Rio de Janeiro, State of Rio de Janeiro, as well as at Rua Formosa, No. 367, 20° andar, Centro, in São Paulo, State of São Paulo.
"Read the Preliminary Prospectus before accepting the Offering".

Additional information on the Offering and reservation procedures may be obtained from Unibanco, at telephone No. (11) 3097.4577, from UBS at telephone No. (21) 2555.3020 and from the offices of the Subcontracted Participants indicated below. The full text of this Communication to the Market, as well as the Preliminary Prospectus of the Offering, is available at the website of Unibanco www.unibanco.com. Additional information on the brokers of securities accredited with CBLC-Companhia Brasileira de Liquidação e Custódia (Brazilian Clearing House for Custody and Settlement of Securities) to participate in this Offering in the capacity of Subcontracted Participant may be obtained from the website of Companhia Brasileira de Liquidação e Custódia - CBLC www.cblc.com.br. The Company and the Coordinators of the Offering shall present a road show of the Offering to investors on November 4, 2003, at 8:30 a.m. in the city of São Paulo, at the Hotel Intercontinental, located at Alameda Santos, 1123.

According to article 9 of CVM Instruction No. 13/80 and article 9 of CVM Instruction No. 88/88, Bank UBS S.A., in its capacity as leading institution of the primary public offering and secondary public offering, has filed the respective request for registration of the Offering with CVM on October 6, 2003, and this Offering is subject to the previous approval by CVM.

Each Shareholder and/or Institutional Investor and/or Investment Club may submit a Reservation Request with only one of the Coordinators or of the Subcontracted Participants.

The Coordinators and Subcontracted Participants shall only accept Reservation Request submitted by investors holders of bank account or investment account open with the Bank and kept by the respective investor. The shareholders that wish to submit a Reservation Request for Shares of the Company through presentation of bank guarantee letter shall do this exclusively through the offices of Bank UBS S.A., at Av. Juscelino Kubitschek, No. 50, 6° andar, São Paulo, State of São Paulo. Following are the addresses of the Coordinators and Subcontracted Participants where the Shareholders of the Company, Non-Institutional Investors and Investment Clubs may go to submit their reservations of Preferred Shares of the Company:

- **Bank UBS S.A.**
  Av. Juscelino Kubitschek, No. 50, 6° andar, São Paulo, State of São Paulo

- **Unibanco – União de Bancos Brasileiros S.A.**
  All branches of the Unibanco – União de Bancos Brasileiros S.A.

- **Brokers**
  Offices of the brokers of securities accredited with CBLC-Companhia Brasileira de Liquidação e Custódia to participate in the Offering

São Paulo, November 3, 2003.

Companhia Suzano de Papel e Celulose

Coordinators of the Offering

UBS Investment Bank

UNIBANCO

The securities referred to in this Notice to the Market will not be and have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from registration requirements. This notice does not constitute an offer for any securities.

COMPANHIA SUZANO DE PAPEL E CELULOSE

Publicly Held Company
Taxpayer Identification n° 60.651.726/0001-16
NIRE n° 35.300.015.398

Minutes of the Extraordinary General Meeting

Date, Time, Place: October 27, 2003, at 3:00 p.m., in the Company headquarters, at Av. Brigadeiro Faria Lima, 1355, 8°. andar, in São Paulo city, São Paulo State.

Publications: Call Notices published in Official Gazette of the State of São Paulo dated 10, 11 and 14 and Gazeta Mercantil dated 10, 13 and 14, both of October 2003.

Attendance: Shareholders representing more than two thirds (2/3) of the voting capital stock, and shareholders of the preferred stock, without voting rights.

Presiding Board: Augusto Esteves de Lima Junior - Chairman. Fabio Eduardo de Pieri Spina - Secretary.

Unanimous Resolutions:

(i) Approved the adoption of authorized capital regime also for the issuance of common shares up to the limit of 5,000,000 (five million) shares by means of a resolution of the Board of Directors, irrespective of amendments of the By-laws;

(ii) Approved the change of the limit of the authorized share capital for the purpose of increasing the share capital by the issuance of up to 43,603,590 (forty three million, six hundred and three thousand, five hundred ninety) preferred shares in addition to the shares already issued, irrespective of amendments of the By-laws;

(iii) Approved the new wording of the first and second paragraphs and the insertion of the fourth paragraph of the Article 5, as well as the amendment of letter "d" of Article 15 of the by-laws, with effective as follows:

Article 5. - The capital stock is of R$ 1.137.737.235,80 (one billion, one hundred and thirty-seven million, seven hundred and thirty-seven thousand, two hundred and thirty-five reais and eighty cents, fully paid and divided in two hundred and fifty-eight million, five hundred and nineteen thousand, seven hundred and eighty-four (258.519.784) no-par registered shares, of which ninety-seven million, three hundred and seventy-four thousand, four hundred and fifty-eight (97,374,458) are ordinary shares and one hundred and sixty-one million, one hundred and forty-five thousand, three hundred and twenty-six (161.145.326) are preferred shares.

Paragraph One *- The capital stock may be increased by resolution of the Board of Directors, irrespective of amendment of the Bylaws, through the issue of up to (a) 5,000,000 (five million) common shares and (b)43,603,590 (forty-three million, six hundred and three thousand and five hundred and ninety preferred shares, in addition to those already issued, observing the limit established in Article 6, Paragraph 2, of these Bylaws.*

Paragraph Two *- In resolutions concerning the issue of common and/or preferred shares, the Board of Directors shall indicate, the quantity and class of the stock to be issued, the issuance price and conditions, payment terms of the shares subscribed, whether payment is in cash or in installments, and, in this case, the minimum to be paid upon subscription and the time and conditions for paying up the remaining balance.*

Paragraph Three *– In case of increase of the capital stock, the shareholders shall have preemptive rights for subscription of the shares to be issued, in proportion to the number and class of the shares owned by them. The period for exercising such right shall be of thirty (30) days after publication of the relevant Notice to Shareholders.*

Paragraph Four *- The Board of Directors may exclude the preemptive rights of former shareholders regarding any issue of shares, debentures convertible in shares or subscription bonus.*

Article 15. It shall be incumbent upon the Board of Directors:

a) to set the general guidelines for carrying out the company's businesses, respecting always the ethical values adopted by the communities in which it operates, especially those related to human rights and protection of the environment;

b) to elect, evaluate and remove at any time the Officers of the Management Board and to assign the duties and powers of each one of them when not foreseen in these Bylaws;

c) to follow up on the activities of the Officers of the Management Board and to examine, at any time, the company's books and records; to request information on any contracts executed or in process of execution and on any other acts;

d) to resolve upon the issuance of common and/or preferred shares, as stipulated in paragraphs one and four of Article Five (5) of these Bylaws;

e) to give opinion on the Management Report and on the Management Accounts;

f) to appoint and remove the independent auditors, except for the right of veto as provided in law;

g) to approve the criteria and accounting principles;

h) to approve the long-term global strategy to be adopted by the company and its subsidiaries, as well as the strategy to be suggested to affiliated companies;

i) to examine, approve and control the preparation of annual and pluriannual investment and operational budgets to be prepared by the Management Board;

j) to follow up on and to evaluate the economic and financial performance of the company.

k) to issue opinion on any propositions or recommendations of the Management Board to the General Meeting;

l) to resolve upon granting or not preemptive rights to former shareholders or upon reduction of the period for exercising such rights when issuing shares, convertible debentures and subscription bonuses, the placement of which is made as stipulated in Article 172 of Law No. 6404/76;

m) provided observance to the provision of item l) above, to resolve upon the issuance of securities, including promissory notes for public or private distribution, in Brazil and /or abroad, according to the pertinent legislation;

n) to authorize the initial and subsequent participation of the company as partner, shareholder or consortium member in other companies or projects, the granting of such participation in guarantee to third parties in the operations of the company, as well as the disposal, under whatever title and under whatever form of any part of the company's assets.

o) to authorize the acquisition of company-issued shares for cancellation or to keep as treasury shares for later sale;

p) to appoint the Investors Relations Officer

q) to authorize the Management Board, establishing the scope of responsibilities by resolution approved in the meeting of the Board of Directors, the Minutes of Meeting of which shall be duly filed with the Commercial Registry of the State of São Paulo to:

q.1 sell, encumber and purchase, property of whatever nature relative to fixed assets;

q.2 constitute secured guarantee of whatsoever nature or chattel mortgage as collateral;

q.3 enter financial transactions involving debt or credit, including those under the title "vendor" in which the company appears as guarantor of its customers;

q.4 execute any other contracts within the limits of values defined.

q.5 practice or cause to be practiced any acts not expressly foreseen in these Bylaws provided they are legally within his scope of responsibility.

r) to resolve upon the creation of the Advisory Committee, to provide advisory services to the members of the Board of Directors fixing the positions and rules according to which the Committee shall operate; and

s) to create, when and if deemed convenient, other Committees of the Board of Directors, always in compliance with the provisions of article 16 below.

iv) Authorized the publication of these Minutes of Meeting as provided in paragraph 2 of Art. 130 of the Corporate Law.

Having been read and approved, these minutes were signed by those present. São Paulo, October 27, 2003. Augusto Esteves de Lima Junior - Chairman. Fabio Eduardo de Pieri Spina - Secretary. **Shareholders:** By proxy. SUZANO HOLDING S.A. – Augusto Esteves de Lima Junior – Lawyer. AUGUSTO ESTEVES DE LIMA JUNIOR. BORIS TABACOF. ------------
----

This is a true copy of the original document drawn in the Book of Shareholders' Meetings.

Fabio Eduardo de Pieri Spina
Secretary

FILE n°. 82-3550

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
Taxpayer Identification n° 60.651.726/0001-16
NIRE n° 35.300.015.398

Minutes of the Extraordinary General Meeting

Date, Time, Place: October 27, 2003, at 3:00 p.m., in the Company headquarters, at Av. Brigadeiro Faria Lima, 1355, 8°. andar, in São Paulo city, São Paulo State.

Publications: Call Notices published in Official Gazette of the State of São Paulo dated 10, 11 and 14 and Gazeta Mercantil dated 10, 13 and 14, both of October 2003.

Attendance: Shareholders representing more than two thirds (2/3) of the voting capital stock, and shareholders of the preferred stock, without voting rights.

Presiding Board: Augusto Esteves de Lima Junior - Chairman. Fabio Eduardo de Pieri Spina - Secretary.

Unanimous Resolutions:

(i) Approved the adoption of authorized capital regime also for the issuance of common shares up to the limit of 5,000,000 (five million) shares by means of a resolution of the Board of Directors, irrespective of amendments of the By-laws;

(ii) Approved the change of the limit of the authorized share capital for the purpose of increasing the share capital by the issuance of up to 43,603,590 (forty three million, six hundred and three thousand, five hundred ninety) preferred shares in addition to the shares already issued, irrespective of amendments of the By-laws;

(iii) Approved the new wording of the first and second paragraphs and the insertion of the fourth paragraph of the Article 5, as well as the amendment of letter "d" of Article 15 of the by-laws, with effective as follows:

Article 5. - The capital stock is of R$ 1.137.737.235,80 (one billion, one hundred and thirty-seven million, seven hundred and thirty-seven thousand, two hundred and thirty-five reais and eighty cents, fully paid and divided in two hundred and fifty-eight million, five hundred and nineteen thousand, seven hundred and eighty-four (258.519.784) no-par registered shares, of which ninety-seven million, three hundred and seventy-four thousand, four hundred and fifty-eight (97,374,458) are ordinary shares and one hundred and sixty-one million, one hundred and forty-five thousand, three hundred and twenty-six (161.145.326) are preferred shares.

Paragraph One *- The capital stock may be increased by resolution of the Board of Directors, irrespective of amendment of the Bylaws, through the issue of up to (a) 5,000,000 (five million) common shares and (b)43,603,590 (forty-three million, six hundred and three thousand and five hundred and ninety preferred shares, in addition to those already issued, observing the limit established in Article 6, Paragraph 2, of these Bylaws.*

Paragraph Two *- In resolutions concerning the issue of common and/or preferred shares, the Board of Directors shall indicate, the quantity and class of the stock to be issued, the issuance price and conditions, payment terms of the shares subscribed, whether payment is in cash or in installments, and, in this case, the minimum to be paid upon subscription and the time and conditions for paying up the remaining balance.*

Paragraph Three *– In case of increase of the capital stock, the shareholders shall have preemptive rights for subscription of the shares to be issued, in proportion to the number and class of the shares owned by them. The period for exercising such right shall be of thirty (30) days after publication of the relevant Notice to Shareholders.*

Paragraph Four *- The Board of Directors may exclude the preemptive rights of former shareholders regarding any issue of shares, debentures convertible in shares or subscription bonus.*

Article 15. It shall be incumbent upon the Board of Directors:

a) to set the general guidelines for carrying out the company's businesses, respecting always the ethical values adopted by the communities in which it operates, especially those related to human rights and protection of the environment;

b) to elect, evaluate and remove at any time the Officers of the Management Board and to assign the duties and powers of each one of them when not foreseen in these Bylaws;

c) to follow up on the activities of the Officers of the Management Board and to examine, at any time, the company's books and records; to request information on any contracts executed or in process of execution and on any other acts;

d) to resolve upon the issuance of common and/or preferred shares, as stipulated in paragraphs one and four of Article Five (5) of these Bylaws;

e) to give opinion on the Management Report and on the Management Accounts;

f) to appoint and remove the independent auditors, except for the right of veto as provided in law;

g) to approve the criteria and accounting principles;

h) to approve the long-term global strategy to be adopted by the company and its subsidiaries, as well as the strategy to be suggested to affiliated companies;

i) to examine, approve and control the preparation of annual and pluriannual investment and operational budgets to be prepared by the Management Board;

j) to follow up on and to evaluate the economic and financial performance of the company.

k) to issue opinion on any propositions or recommendations of the Management Board to the General Meeting;

l) to resolve upon granting or not preemptive rights to former shareholders or upon reduction of the period for exercising such rights when issuing shares, convertible debentures and subscription bonuses, the placement of which is made as stipulated in Article 172 of Law No. 6404/76;

m) provided observance to the provision of item l) above, to resolve upon the issuance of securities, including promissory notes for public or private distribution, in Brazil and /or abroad, according to the pertinent legislation;

n) to authorize the initial and subsequent participation of the company as partner, shareholder or consortium member in other companies or projects, the granting of such participation in guarantee to third parties in the operations of the company, as well as the disposal, under whatever title and under whatever form of any part of the company's assets.

o) to authorize the acquisition of company-issued shares for cancellation or to keep as treasury shares for later sale;

p) to appoint the Investors Relations Officer

q) to authorize the Management Board, establishing the scope of responsibilities by resolution approved in the meeting of the Board of Directors, the Minutes of Meeting of which shall be duly filed with the Commercial Registry of the State of São Paulo to:

q.1 sell, encumber and purchase, property of whatever nature relative to fixed assets;

q.2 constitute secured guarantee of whatsoever nature or chattel mortgage as collateral;

q.3 enter financial transactions involving debt or credit, including those under the title "vendor" in which the company appears as guarantor of its customers;

q.4 execute any other contracts within the limits of values defined.

q.5 practice or cause to be practiced any acts not expressly foreseen in these Bylaws provided they are legally within his scope of responsibility.

r) to resolve upon the creation of the Advisory Committee, to provide advisory services to the members of the Board of Directors fixing the positions and rules according to which the Committee shall operate; and

s) to create, when and if deemed convenient, other Committees of the Board of Directors, always in compliance with the provisions of article 16 below.

iv) Authorized the publication of these Minutes of Meeting as provided in paragraph 2 of Art. 130 of the Corporate Law.

Having been read and approved, these minutes were signed by those present. São Paulo, October 27, 2003. Augusto Esteves de Lima Junior - Chairman. Fabio Eduardo de Pieri Spina - Secretary. **Shareholders:** By proxy. SUZANO HOLDING S.A. – Augusto Esteves de Lima Junior – Lawyer. AUGUSTO ESTEVES DE LIMA JUNIOR. BORIS TABACOF. ------------
----
This is a true copy of the original document drawn in the Book of Shareholders' Meetings.

Fabio Eduardo de Pieri Spina
Secretary

AGE-CSPC-27.10.03-Eng.

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
Taxpayer Identification N° 60.651.726/0001-16
NIRE 35.300.015.398

Minutes of Meeting of the Board of Directors
Held on November 3, 2003

Date, Time and Place: November 3, 2003, at 9:00 a.m., in the headquarters of the Company, located at Avenida Brigadeiro Faria Lima, 1355, 9th floor, in the city of São Paulo, State of São Paulo.

Attendance: all the members of the Board of Directors.

Presiding Board: David Feffer - Chairman.
Fabio Eduardo de Pieri Spina - Secretary.

Agenda: To resolve upon:

(i) the increase of the capital stock of the Company within the limits of the authorized capital, according to its Bylaws, by means of a primary public offering of common and preferred shares;
(ii) the manner of placement of the shares to be issued;
(iii) the exclusion of the preemptive rights of the Company's Shareholders for subscription of the new shares;
(iv) the rights attributable to the holders of the shares to be issued; and
(v) the destination of the resources to be obtained by the Company as a result of the capital increase.

Resolutions unanimously approved:

(i) The increase of the share capital of the Company within the limit of the authorized capital, by means of the issuance for primary public subscription of five million (5,000,000) common shares and ten million (10,000,000) preferred shares, all of which in the nominative form and with no par value, establishing that the price of the shares to be issued, as well as all other conditions for the primary public offering shall be determined at a later date by this Board of Directors, in a meeting to be convened for this purpose, before the concession of the registration of the public offering by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM).

(ii) The placement of the shares in Brazil, by means of a primary public offering, in the non-organized over-the-counter market and under a differentiated procedures regime as foreseen in article 33 of CVM Instruction No. 13, of September 30, 1980, with simultaneous selling efforts of the preferred shares abroad targeting, in this case, their placement with foreign institutional investors qualified and registered with CVM, under the terms of Resolution No. 2.689 of January 26,

2000, of the National Monetary Council (Conselho Monetário Nacional), and according to the exemptions granted under Rule 144A and under Regulation S of the United States Securities Act of 1933.

(iii) The exclusion of the preemptive right of the current shareholders of the Company on the subscription of the new shares to be issued, as provided in Article 172 of Law No. 6404 of December 15, 1976 and in the By-laws of the Company, provided that the shareholders shall be granted a reservation period to be informed by a Notice to the Market that shall be published by the Company including, also, all other conditions to be observed. During the reservation period each shareholder may submit a reservation request for the subscription of shares of the same type of those already held, up to the number of shares required for maintenance of the shareholder's proportional interest in the capital stock, according to the position verified after closing of trading in the Stock Exchange on November 4, 2003.

(iv) That the new common and preferred shares to be issued in connection with this increase of the capital stock shall provide their holders with the same rights as those attributed to the current common and preferred shares either by the Bylaws of the Company and by the applicable legislation, provided further that they shall be entitled to receive full dividends relative to the fiscal year to be ended on December 31, 2003, being also entitled to receive, as from the date of their issuance, all other benefits and proceeds granted to the other holders of Common Shares and Preferred Shares, under the terms of the Bylaws of the Company.

(v) The resources to be obtained by the Company as a result of the capital increase shall be used by the Company, among other things, for investment in working capital and general use by the Company, in capital investments for modernization and optimization of the manufacturing units and for reduction of the Company's net indebtedness.

Closing: There being no further matter for discussion, these minutes were drawn, and having been approved, were signed by all the members of the Board of Directors. São Paulo, November 3, 2003. signed) David Feffer, Daniel Feffer, Boris Tabacof, Augusto Esteves de Lima Junior, Jorge Feffer, Cláudio Thomaz Lobo Sonder, Antonio Carlos de Vasconcelos Valença, Antonio de Souza Corrêa Meyer, Oscar de Paula Bernardes Neto.

This is a true copy of the original document drawn in the Book of Meetings.

Fabio Eduardo de Pieri Spina
Secretary

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
Taxpayer Identification N° 60.651.726/0001-16
NIRE 35.300.015.398

Minutes of Meeting of the Board of Directors
Held on November 3, 2003

Date, Time and Place: November 3, 2003, at 9:00 a.m., in the headquarters of the Company, located at Avenida Brigadeiro Faria Lima, 1355, 9th floor, in the city of São Paulo, State of São Paulo.

Attendance: all the members of the Board of Directors.

Presiding Board: David Feffer - Chairman.
Fabio Eduardo de Pieri Spina - Secretary.

Agenda: To resolve upon:

(i) the increase of the capital stock of the Company within the limits of the authorized capital, according to its Bylaws, by means of a primary public offering of common and preferred shares;
(ii) the manner of placement of the shares to be issued;
(iii) the exclusion of the preemptive rights of the Company's Shareholders for subscription of the new shares;
(iv) the rights attributable to the holders of the shares to be issued; and
(v) the destination of the resources to be obtained by the Company as a result of the capital increase.

Resolutions unanimously approved:

(i) The increase of the share capital of the Company within the limit of the authorized capital, by means of the issuance for primary public subscription of five million (5,000,000) common shares and ten million (10,000,000) preferred shares, all of which in the nominative form and with no par value, establishing that the price of the shares to be issued, as well as all other conditions for the primary public offering shall be determined at a later date by this Board of Directors, in a meeting to be convened for this purpose, before the concession of the registration of the public offering by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM).

(ii) The placement of the shares in Brazil, by means of a primary public offering, in the non-organized over-the-counter market and under a differentiated procedures regime as foreseen in article 33 of CVM Instruction No. 13, of September 30, 1980, with simultaneous selling efforts of the preferred shares abroad targeting, in this case, their placement with foreign institutional investors qualified and registered with CVM, under the terms of Resolution No. 2.689 of January 26,

2000, of the National Monetary Council (Conselho Monetário Nacional), and according to the exemptions granted under Rule 144A and under Regulation S of the United States Securities Act of 1933.

(iii) The exclusion of the preemptive right of the current shareholders of the Company on the subscription of the new shares to be issued, as provided in Article 172 of Law No. 6404 of December 15, 1976 and in the By-laws of the Company, provided that the shareholders shall be granted a reservation period to be informed by a Notice to the Market that shall be published by the Company including, also, all other conditions to be observed. During the reservation period each shareholder may submit a reservation request for the subscription of shares of the same type of those already held, up to the number of shares required for maintenance of the shareholder's proportional interest in the capital stock, according to the position verified after closing of trading in the Stock Exchange on November 4, 2003.

(iv) That the new common and preferred shares to be issued in connection with this increase of the capital stock shall provide their holders with the same rights as those attributed to the current common and preferred shares either by the Bylaws of the Company and by the applicable legislation, provided further that they shall be entitled to receive full dividends relative to the fiscal year to be ended on December 31, 2003, being also entitled to receive, as from the date of their issuance, all other benefits and proceeds granted to the other holders of Common Shares and Preferred Shares, under the terms of the Bylaws of the Company.

(v) The resources to be obtained by the Company as a result of the capital increase shall be used by the Company, among other things, for investment in working capital and general use by the Company, in capital investments for modernization and optimization of the manufacturing units and for reduction of the Company's net indebtedness.

Closing: There being no further matter for discussion, these minutes were drawn, and having been approved, were signed by all the members of the Board of Directors. São Paulo, November 3, 2003. signed) David Feffer, Daniel Feffer, Boris Tabacof, Augusto Esteves de Lima Junior, Jorge Feffer, Cláudio Thomaz Lobo Sonder, Antonio Carlos de Vasconcelos Valença, Antonio de Souza Corrêa Meyer, Oscar de Paula Bernardes Neto.

This is a true copy of the original document drawn in the Book of Meetings.

Fabio Eduardo de Pieri Spina
Secretary

KPMG

Companhia Suzano de Papel e Celulose

Interim financial information Nine-month period ended September 30, 2003 (Unaudited)

(A translation of the original interim financial information in Portuguese, prepared in accordance with accounting practices adopted in Brazil and rules of the Brazilian Securities and Exchange Commission (CVM))

KPMG

Companhia Suzano de Papel e Celulose

Interim financial information

Nine-month period ended September 30, 2003 (Unaudited)

Contents

Management report

World Pulp Market

NORSCAN pulp inventories for September 2003 were at 1.68 million tons, which corresponded to 27 production days and represented a decline of 150,000 tons compared to August 2003 NORSCAN inventory levels. This reduction is greater than the historical average seasonal decline of 110,000 tons and reflects higher shipment and lower capacity utilization, which ended this quarter at 88%. During the third quarter of 2003, prices were initially lower and rebounded in September, as monthly NORSCAN inventory levels were consistently better than historical average seasonal figures. In North America, US$20 higher eucalyptus pulp prices for October 2003 have already been announced.

Production and cash-cost

The Company produced 307.4 thousand tons of market pulp and 582.9 thousand tons of paper during the first nine months of 2003, compared to 311.3 thousand tons of market pulp and 568.4 thousand tons of paper produced during the same period in 2002. During the third quarter of 2003, the Company produced 106.4 thousand tons of market pulp and 200.6 thousand tons of paper, compared to 96.8 thousand tons of market pulp and 189.7 thousand tons of paper produced during the same quarter in 2002. Market pulp production cash-cost (unit production cost minus depreciation and amortization) was US$ 157/ton during the third quarter of 2003 and US$ 143/ton during the first nine months of 2003, due to the appreciation of the Real.

Net sales and sales volume

The reduction in average export prices during 3Q03, when presented in Reais, was caused mainly by the appreciation of the average exchange rate, which was R$ 2.93 in 3Q03, as compared to R$ 3.12 in 3Q02. In the Brazilian market, prices were higher as a result of the price recovery that began in the second half of 2002. Lower volumes in the domestic market are primarily attributable to the decline in domestic demand due to the slowdown in economic activity and the postponement of orders, which are usually placed during the third quarter, for printing and writing paper used to produce educational publications. Given its diversified product line and global customer base, the Company redirected sales to the export market.

Net sales were R$ 593.1 million during 3Q03, representing a 6.3% increase when compared to net sales of R$ 558.1 million during 3Q02. This increase is due to a 5.0% increase in average prices in Reais and to 1.2% higher sales volume. This quarter, exports represented 53.8% of the Company's net sales, as compared to 48.1% in 3Q02. In sales volume terms, exports accounted for 61.5% of total sales volume in 3Q03, as compared to 50.6% in 3Q02.

Net sales from exports increased by 18.7% and were R$ 318.8 million this quarter, as compared to R$ 268.7 million during 3Q02. This increase was the result of a 23.1% increase in export volume and of 3.6% lower average prices in Reais.

During 3Q03, Brazilian market sales were R$ 274.3 million, representing a 5.2% decrease when compared to R$ 289.4 million registered during 3Q02. This decrease reflects a 21.2% reduction in sales volume, partially offset by 20.2% higher average prices, when compared to 3Q02 prices.

Net sales were R$ 1,826.7 million during the first nine months of 2003 (9m03), representing a 21.5% increase in comparison to the net sales of R$ 1,503.2 million registered during the same period in 2002 (9m02). This increase was a result of 27.1% higher average prices, which more than offset the 4.4% decrease in sales volume. Exports represented 49.6% of the Company's net sales in 9m03 compared to 47.8% in 9m02. In terms of sales volume, exports accounted for 58.1% of the Company's total sales volume in 9m03 compared to 54.5% in 9m02.

Pulp net sales

In 3Q03, pulp net sales were 24.4% of total net sales, as compared to 22.8% in 3Q02.

Pulp net sales increased 14.1% to R$ 145.0 million in 3Q03, from R$ 127.1 million registered in 3Q02. This is due to a 23.1% increase in sales volume, which was partially offset by a 7.3% reduction in average prices. The reduction in average prices is primarily a consequence of the decrease in average international prices of pulp in 3Q03 and the appreciation of the real, partially offset by higher prices in the domestic market.

Paper net sales

In 3Q03, paper net sales were 75.6% of total net sales, as compared to 77.2% in 3Q02.

Paper net sales increased by 4.0% to R$ 448.1 million in 3Q03, from R$ 431.0 million in 3Q02. This was due to a 13.6% increase in average prices, despite a 8.4% decrease in sales volume. Higher average prices, when presented in Reais, reflect mainly the price recovery in the domestic market and a larger share of higher value-added products in the Company's sales mix. Sales volume was lower, primarily as a consequence of the lower economic activity during the period and of the postponement of orders for printing and writing paper to produce educational publications, that traditionally are placed during the third quarter.

Cost of goods sold

In 3Q03, unit cost of goods sold combined for both pulp and paper increased by 17.4% and reached R$ 1,156.8/ton, as compared to R$ 985.4/ton in 3Q02. This is primarily explained by higher labor and energy costs, and higher exports, which lead to higher logistics costs.

Gross profit

In 3Q03, gross profit was R$ 254.2 million, 6.9% lower than the R$ 272.9 million registered in 3Q02. As a result, gross margin declined to 42.9% in 3Q03 from 48.9% in 3Q02. The reduction in margin was influenced mainly by the lower domestic paper sales volume, where prices were higher and by the increase in unit costs of sales, as explained above.

Gross profits in 9m03 were R$ 869.0 million, as compared with R$ 664.4 million in 9m02. Despite the reduction in the quarterly gross margin, during the nine-month period there was an improvement in margins from 44.2% in 9m02 to 47.6% in 9m03.

Selling expenses

Selling expenses increased by 14.9% to R$ 35.0 million in 3Q03, when compared to R$ 30.4 million in 3Q02, mainly due to higher distribution expenses related with higher export volume.

General & Administrative (G&A) Expenses

In 3Q03, G&A expenses decreased 13.3% to R$ 38.1 million, from R$43.9 million in 3Q02. This reflects primarily the benefits of the Company's on-going cost reduction program.

EBITDA

In 3Q03, EBITDA decreased 0.1% to R$ 246.0 million, from R$ 246.3 million in 3Q02. Ebitda/Net Sales margin was 41.5% in 3Q03, compared to 44.1% in 3Q02, a 2.6 percentage points decrease mainly influenced by the reduction in gross margin, as explained above.


300
250
200
150
100
50
-
R$ million
40,0%
41,5%
44,1%
256
246
246
2Q03
3Q03
3Q02
Ebitda
Ebitda margin

In 9m03, EBITDA increased 31.7% to R$771.6 million, from R$585.8 million in 9m02. Ebitda/Net Sales margin was 42.2% in 9m03, compared to 39.0% in 9m02, mainly influenced by the increase in average prices both in the export and the domestic markets.

Net financial expenses and exchange/Monetary variation

Net financial expenses were R$ 41.1 million in 3Q03, as compared to R$ 56.1 million in 3Q02, mainly due the effect of the Real appreciation on Company's US$-denominated interest expenses.

Given the fluctuation of the Real during the period, net exchange variation expenses in 3Q03 were R$ 34.3 million, when the exchange rate went from R$ 2.872 on June 30, 2003 to R$ 2.923 on September 30, 2003, as compared to R$ 505.6 million in 3Q02, when the exchange rate went from R$ 2.844 on June 30, 2002 to R$ 3.895 on September 30, 2003.

Income Tax and Social Contribution

Income tax and social contribution expenses were R$ 37.3 million in 3Q03, as compared to a tax credit of R$ 244.6 million in 3Q02. This is related to the increase in taxable income, mainly attributable to the volatility of the Real, as explained above.

Net profit

As a result of the foregoing, net profit in 3Q03 was R$ 80.4 million (R$ 0.3108 per share), as compared to a net loss of R$ 126.4 million (R$ 0.4889 per share) in 3Q02.

In 9m03, net profit was R$ 487.6 million (R$ 1.8860 per Share), as compared to a loss of R$ 153.8 million (R$ 0.5947 per share) in 9m02.

Cash and indebtedness

At the end of the third quarter, net debt totaled R$ 1,719.2 million or US$588.1 million, At June 30, 2003, net debt was R$ 1,633.9 million or US$568.9 million. The increase in net debt is mainly explained by the increase in the Company's capital expenditures, as explained below, and the effect of the devaluation of the Real on the net US$-denominated assets and liabilities, and the investments in working capital. The "Net debt/Annualized Nine-month Ebitda" ratio was 1.67x at September 30, 2003.

Given the effect of the Company's hedging transactions on its currency exposure, 77.8% of the gross indebtedness was in foreign currency and 22.2% was in Reais. Of the Company's total cash, 32.4% was invested in R$-denominated securities and 67.6% was invested in US$-linked securities.

Capital expenditures

During 9m03, capital expenditures were R$ 362.5 million, 30.2% higher than the Company's capital expenditures of R$ 278.5 million in 9m02. In 3Q03, capital expenditures were R$ 145.8 million, and consisted of, among other things, investments in the following projects: (i) R$ 73.5 million in the modernization and optimization program at the integrated pulp and paper plant in São Paulo (P&Q projects), (ii) R$ 12.4 million in the optimization project for the Company's production facilities in Bahia, and (iii) R$ 12.5 million in forest formation for the future expansion of the Company's production facilities in Bahia.

KPMG Auditores Independentes

Mail address
Caixa Postal 2467
01060-970 São Paulo SP
Brasil

Office address
R. Dr. Renato Paes de Barros, 33
04530-904 São Paulo SP
Brasil

Central tel 55 (11) 3067.3000
Fax National (11) 3079.3752
International 55 (11) 3079.2916

Independent accountants' review report

The Board of Directors and Shareholders
Companhia Suzano de Papel e Celulose
São Paulo - SP

We have reviewed the interim financial information of Companhia Suzano de Papel e Celulose and the consolidated interim financial information for the Company and its subsidiaries for the nine-month period ended September 30, 2003, which comprise the balance sheet, the statement of income, management report and other relevant information, prepared in conformity with accounting practices adopted in Brazil.

Our review was performed in accordance with review standards established by IBRACON - the Brazilian Institute of Independent Auditors and the Federal Council of Accountancy, which comprised mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the principal criteria adopted in the preparation of the interim financial information; and (b) review of post-balance sheet information and events which may have a material effect on the financial position and operations of the Company and its subsidiaries.

Based on our limited review, we are not aware of any material changes which should be made to the interim financial information described above for them to be in conformity with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of interim financial information.

October 20, 2003

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho
Accountant CRC 1SP141128/O-2

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Assets	**September 30, 2003**	**June 30, 2003**
Current assets	523,288	686,416
Cash and cash equivalents	2,815	41,829
Interest earning bank deposits	62,464	206,776
Trade accounts receivable	181,614	194,933
Inventories	213,876	196,546
Dividends receivable	-	22
Other accounts receivable	9,112	7,478
Recoverable taxes	13,895	9,569
Deferred income and social contribution taxes	29,130	25,425
Prepaid expenses	10,382	3,838
Noncurrent assets	136,823	127,432
Recoverable taxes	19,716	16,664
Deferred income and social contribution taxes	70,115	73,369
Judicial deposits	8,932	8,811
Other accounts receivable	3,843	2,877
Related parties	34,217	25,711
Permanent assets	3,335,866	3,201,314
Investments	2,373,459	2,318,573
Property, plant and equipment	952,469	872,334
Deferred charges	9,938	10,407
Total assets	3,995,977	4,015,162

See the accountants' review report and accompanying notes to the interim financial information.

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Liabilities and shareholders' equity	**September 30, 2003**	**June 30, 2003**
Current liabilities	710,136	811,419
Loans and financing	542,244	609,585
Trade accounts payable	80,598	73,291
Taxes payable other than on income	8,420	8,298
Income and social contribution taxes	11,436	44,463
Dividends payable	176	176
Related parties	8,414	29,586
Accrued salaries and payroll taxes	34,535	28,260
Other accounts payable	24,313	17,760
Noncurrent liabilities	989,991	985,301
Loans and financing	880,067	865,610
Provision for contingencies	78,454	87,276
Related parties	3,046	3,036
Deferred income and social contribution taxes	28,424	29,379
Shareholders' equity	2,295,850	2,218,442
Share capital	1,137,737	1,137,737
Capital reserves	26,741	26,741
Revaluation reserves	36,135	37,989
Profit reserves	618,553	618,553
Accumulated profit	476,684	397,422
Total liabilities and shareholders' equity	3,995,977	4,015,162

See the accountants' review report and accompanying notes to the interim financial information.

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Statements of income

(Unaudited)

(In thousands of Brazilian Reais - R$, except profit per share)

	Three-month period ended September 30,		Nine-month period ended September 30,	
	2003	**2002**	**2003**	**2002**
Net sales	335,455	334,862	1,028,225	854,272
Cost of goods sold	(215,901)	(174,243)	(609,611)	(485,526)
Gross profit	119,554	160,619	418,614	368,746
Selling expenses	(32,828)	(33,645)	(94,097)	(77,368)
General and administrative expenses	(22,417)	(26,503)	(95,830)	(79,876)
Financial income	10,301	32,391	1,651	50,768
Financial expenses	(62,213)	(654,610)	63,866	(1,015,962)
Other operating income	14,252	4,039	15,370	6,740
Other operating expenses	(10,422)	(7,890)	(31,266)	(21,138)
Interest on equity in subsidiaries and affiliates	64,664	256,178	272,524	428,557
Operating profit (loss)	80,891	(269,421)	550,832	(339,533)
Nonoperating income (expenses)	2,715	(24,195)	20,609	(63,995)
Profit (loss) before income and social contribution taxes	83,606	(293,616)	571,441	(403,528)
Income and social contribution taxes	(6,198)	172,384	(100,341)	255,227
Net profit (loss) for the period	77,408	(121,232)	471,100	(148,301)
Number of shares (thousands)	258,517	254,551	258,517	254,551
Net profit (loss) per share	0.29943	(0.47626)	1.82232	(0.58260)

See the accountants' review report and accompanying notes to the interim financial information.

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

Nine-month period ended September 30, 2003 (Unaudited)

(In thousands of Brazilian Reais - R$)

1 Operations

The main business of the Company and its subsidiaries is the production and sale, locally and abroad, of eucalyptus short fiber pulp and paper, as well as the development and maintenance of eucalyptus forests for own use and for sale.

2 Presentation of the interim financial information

The interim financial information were prepared in accordance with accounting practices derived from Brazilian Corporation Law and the rules of the Brazilian Securities Exchange Commission (CVM), which are consistent with those applied in the preparation of the financial statements for the year-ended December 31, 2002.

Description of significant accounting policies

a. **Income statement** - Income and expenses are recognized on the accrual basis. Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue is not recognized if there are significant uncertainties on its realization;

b. **Foreign currency** - Monetary assets and liabilities in foreign currencies are translated into Reais at the exchange rate in effect at the balance sheet date. Resulting exchange gains or losses are recognized in the statements of income. For the foreign subsidiaries and affiliates, their assets and liabilities were translated into Reais at the foreign exchange rate ruling at the balance sheet date;

c. **Financial instruments** - Financial instruments, such as swaps and future contracts, are recorded initially at cost and subsequently restated according to the contractual terms, to reflect amounts accrued through the balance sheet date. The utilization of derivative financial instruments is to minimize the risks on loans and financing in foreign currency. According to its policy, the Company does not hold or issue derivative financial instruments for trading purposes;

d. **Interest earning bank deposits** - Recorded at cost, plus income accrued to the balance sheet date, which does not exceed market value;

e. **Provision for doubtful accounts** - Recorded at amounts considered sufficient by management to cover any losses arising on collection of accounts receivable;

f. **Inventories** - Stated at the lower of average cost of acquisition or production, which does not exceed market value;

g. **Investments** - Investments in subsidiaries were valued using the equity method, and the others were recorded at cost less a provision for loss (when applicable);

h. **Property, plant and equipment** - Recorded at the cost of acquisition, formation or construction and revaluation (including interest and other financial charges). Depreciation is provided using the straight-line method based on the useful lives mentioned in Note 10. The reforestation is composed of the costs of acquisition, formation and conservation and depletion is calculated based on the harvests and the average cost of the forests;

i. **Deferred charges** - Recorded at purchase and formation cost, less amortization, which is calculated by the straight-line method over a maximum period of 10 years. In the consolidated interim financial information, goodwill is based on future economic benefits and is amortized over a 10-year period;

j. **Rights and obligations** - Price-level restated according to the exchange rates or indices and interest rates specified in the contracts in force, to reflect amounts accrued through the balance sheet date;

k. **Provisions** - Recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability;

(In thousands of Brazilian Reais - R$)

l. Income and social contribution taxes - Income and social contribution taxes on the profit for the period comprises current and deferred tax.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted at the balance sheet date, which are as follows:

- Income tax - Computed at the rate of 25% (15% on taxable income, plus an additional of 10%).
- Social contribution tax - Computed at the rate of 9% of adjusted taxable income.

The deferred tax assets resulting from tax loss carry forward, negative basis of social contribution and temporary differences were recorded in accordance with CVM Instruction 371 of June 27, 2002; and

m. Revaluation reserves - these reserves were established prior to 1986 through the revaluation of assets owned by the Company. They are recorded net of deferred taxes which are classified as noncurrent liabilities. The revaluation reserve is realized in proportion to the depreciation or disposal of the assets from which it was generated, net of related taxes, against retained earnings.

The Company is presenting the statements of cash flows for the Parent Company, prepared in accordance to NPC 20 - Statement of Cash Flows issued by IBRACON - Brazilian Institute of Independent Auditors and the statements of changes in financial position for the Parent Company and Consolidated, both prepared as additional information.

Certain information for the periods ended June 30, 2003 and September 30, 2002 were reclassified in order to conform with current interim financial information presentation.

(In thousands of Brazilian Reais - R$)

3 Consolidated interim financial information

The consolidated interim financial information includes the interim financial information of Companhia Suzano de Papel e Celulose and its direct and indirect subsidiaries, as shown below:

	September 30, 2003	**June 30, 2003**	**September 30, 2002**
Bahia Sul Celulose S.A.	**93.92%**	**93.92%**	**93.88%**
Bahia Sul América Inc.	100%	100%	100%
Bahia Sul International Trading Ltd.	100%	100%	100%
Suzanopar Investimentos Ltd.	**100%**	**100%**	**100%**
Suzanopar International S.A.	100%	100%	100%
CSPC Overseas Ltd.	100%	100%	100%
Comercial e Agrícola Paineiras Ltda.	**100%**	**100%**	**100%**
Nemo International	**100%**	**100%**	**100%**
Sun Paper and Board Limited	100%	100%	100%
Nemotrade Corporation	100%	100%	100%
Stenfar S.A. Indl. Coml. Imp. Exp.	**100%**	**100%**	**100%**

Description of main consolidation procedures

a. Elimination of intercompany asset and liability account balances;
b. Elimination of investment in the subsidiaries' capital, reserves and retained earnings;
c. Elimination of intercompany revenue and expense balances and unearned income arising from intercompany transactions; and
d. Identification of minority interests in the consolidated financial information.

(In thousands of Brazilian Reais - R$)

Reconciliation of the statements of income and shareholders' equity

	Net profit for the period			
	Three-month period ended September 30, 2003	**Nine-month period ended September 30, 2003**	**Three-month period ended September 30, 2002**	**Nine-month period ended September 30, 2002**
Consolidated	80,351	487,578	(126,384)	(153,751)
Elimination of unrealized (loss) income by the parent company in transactions with subsidiaries, net of income and social contribution taxes	(2,943)	(16,478)	5,152	5,450
Parent company	77,408	471,100	(121,232)	(148,301)

	Shareholders' equity	
	September 30, 2003	**June 30, 2003**
Consolidated	2,242,537	2,162,186
Elimination of unrealized income by the parent company in transactions with subsidiaries, net of income and social contribution tax	53,313	56,256
Parent company	2,295,850	2,218,442

(In thousands of Brazilian Reais - R$)

4 Trade accounts receivable

	Parent Company		Consolidated	
	September 30, 2003	**June 30, 2003**	**September 30, 2003**	**June 30, 2003**
Domestic customers	190,265	202,930	269,542	259,777
Foreign customers	162,582	119,575	321,043	280,149
Export bills discounted	(156,734)	(114,805)	(157,039)	(117,589)
Allowance for doubtful accounts	(14,499)	(12,767)	(22,554)	(19,834)
	181,614	194,933	410,992	402,503

5 Inventories

	Parent Company		Consolidated	
	September 30, 2003	**June 30, 2003**	**September 30, 2003**	**June 30, 2003**
Finished goods	116,985	100,779	217,033	188,791
Work-in-process	10,001	14,438	12,046	16,385
Raw materials	30,749	29,790	50,150	48,243
Maintenance and other materials	56,141	51,539	100,090	96,461
	213,876	196,546	379,319	349,880

(In thousands of Brazilian Reais - R$)

6 Credit from disposal of investments - Consolidated

In January 2003, the Company and its subsidiary Bahia Sul Celulose S.A. communicated to the shareholders and to the market its decision, jointly with Sonae, SGPS, SA (Sonae), to terminate the association that had been established in September 2001, through Sonae, Produtos e Derivados Florestais, SGPS, S.A. (SPDF), due to the non-verification of the conditions originally established for the maintenance of the association. Such association had the objective of acquiring control of Portucel - Empresa Produtora de Pasta e Papel S.A., through participation in the privatization process of the latter, in the modality then in progress.

On April 30, 2003, subsequently to the contractual withdraw option exercised by the Company, Sonae acquired the total interest held by the Company, through its subsidiary Bahia Sul International Trading Ltd., in SPDF, corresponding to 49.99% of the respective capital. The amount received by Bahia Sul International Trading Ltd. amounts to EURO 136.2 million (equivalent to R$ 441 million).

During the third quarter of 2003, the subsidiary Bahia Sul Celulose S.A. performed a capital reduction of its wholly-owned subsidiary Bahia Sul International Trading Ltd., in the amount of US$ 125.1 million (R$ 370.3 million), in order to repatriate these funds to Brazil.

7 Recoverable taxes

	Parent Company		Consolidated	
	September 30, 2003	**June 30, 2003**	**September 30, 2003**	**June 30, 2003**
Recoverable social contribution tax	2,959	-	2,959	-
Withheld income tax on interest earning bank deposits	339	332	5,675	3,716
Value-Added tax on acquisition of property, plant and equipment	29,287	24,481	32,893	27,422
Other taxes and contributions	1,026	1,420	1,026	2,648
	33,611	26,233	42,553	33,786

(In thousands of Brazilian Reais - R$)

8 Deferred income and social contribution taxes

The deferred income and social contribution taxes are recognized to reflect future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their book values.

In accordance with CVM Instruction 371, of June 27, 2002, the Company recognized tax credits on income tax loss carry-forwards and the negative basis of social contribution, based on its expectation of generating future taxable profits, supported by a technical valuation approved by management.

Based on this study of projections for taxable income, the Company estimates that it will recover the tax credits within the period established in the aforementioned CVM Instruction 371/2002, substantially, in the next 5 years, for the Parent Company and in the next 9 years at the consolidated level. In these projections, at the consolidated level, the incentive for reduction of income tax by 75%, by the subsidiary Bahia Sul Celulose S.A., is being taken into consideration.

The recorded deferred income and social contribution taxes are derived from:

	Parent Company		**Consolidated**	
Assets	**September 30, 2003**	**June 30, 2003**	**September 30, 2003**	**June 30, 2003**
Tax losses carry forward	23,873	26,503	125,767	149,419
Negative basis of social contribution	12,239	12,908	46,029	48,502
Temporary differences	63,133	59,383	109,297	108,368
- Provisions	43,011	41,866	89,175	90,851
- Goodwill amortization	20,122	17,517	20,122	17,517
	99,245	98,794	281,093	306,289

(In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated	
Liabilities	**September 30, 2003**	**June 30, 2003**	**September 30, 2003**	**June 30, 2003**
Accelerated depreciation	10,820	10,820	10,820	10,820
Revaluation reserve	17,368	18,323	17,368	18,323
Negative goodwill	236	236	236	236
	28,424	29,379	28,424	29,379

The Company presented, as of September 30, 2003, tax losses carry forward of R$ 94,257 (R$ 529,964 in the consolidated) and negative basis of social contribution of R$ 134,756 (R$ 525,085 in the consolidated).

Income Tax - Reduction of 75% ADENE

The Subsidiary Bahia Sul Celulose was granted a tax rate reduction of 75% up to 2011 for pulp and up to 2012 for paper.

The income tax, resulting from this reduction, is not recorded as an expense in the statements of income. However, at the end of the year, and after net income is obtained, the reduction amount is recorded as a capital reserve, as a partial destination of the net income for the year, in order to comply with legal requirement of not distributing to the shareholders the obtained reduction. The reduction amount, for the nine-month period ended on September 30, 2003, is R$ 58,254.

Income and social contribution taxes on foreign profits

The Company recorded a provision related to income and social contribution taxes on profits earned by its foreign subsidiaries, according to Provisional Measure no. 2158-34 of June 29, 2001, in the amount of R$ 4,198 in the Parent Company, and R$ 20,441 in the consolidated balance sheet. These amounts are presented as current liabilities at September 30, 2003.

(In thousands of Brazilian Reais - R$)

9 Investments

Parent Company	Percentage held	Investments September 30, 2003	Investments June 30, 2003	Equity interest September 30, 2003	Equity interest September 30, 2002
Subsidiaries					
Bahia Sul Celulose S.A.	93.92%	1,818,063	1,755,904	290,913	12,471
Suzanopar Investimentos Ltd.	100.00%	173,389	170,311	(15,468)	406,330
Nemo International	100.00%	17,173	15,966	(134)	7,645
Comercial e Agrícola Paineiras Ltda.	100.00%	8,804	10,505	(2,349)	2,111
		2,017,429	1,952,686	272,962	428,557
Associated Company					
Pakprint S.A.	10.00%	637	680	(438)	-
Other investments					
Other investments		23,453	22,845	-	-
Unamortized goodwill (1)		412,429	412,429	-	-
Goodwill amortization		(80,489)	(70,067)	-	-
		355,393	365,207	-	-
		2,373,459	2,318,573	272,524	428,557

Consolidated	Investments September 30, 2003	Investments June 30, 2003	Equity interest September 30, 2003	Equity interest September 30, 2002
Other investments	39,865	34,793	(876)	-
	39,865	34,793	(876)	-

(1) Refers mainly to the goodwill on the acquisition of share participation of Companhia Vale do Rio Doce in Bahia Sul Celulose S.A. and on the exchange of preferred shares issued by Bahia Sul for preferred shares issued by the Company, justified by the expected profitability of the operations, and amortized over a ten-year period.

(In thousands of Brazilian Reais - R$)

10 Property, plant and equipment

		Parent company		Consolidated	
	Useful life	September 30, 2003	June 30, 2003	September 30, 2003	June 30, 2003
Buildings	25 to 35 years	132,329	133,274	609,592	609,888
Machinery and equipment	10 to 35 years	1,189,338	1,138,139	2,903,370	2,839,480
Others	5 to 10 years	91,246	91,572	124,667	124,515
		1,412,913	1,362,985	3,637,629	3,573,883
Accumulated depreciation		(904,127)	(887,738)	(1,614,589)	(1,581,474)
Land and farms		82,026	76,564	265,005	255,860
Timber resources		133,648	128,687	379,139	364,954
Construction-in-progress		228,009	191,836	275,256	229,727
		952,469	872,334	2,942,440	2,842,950

11 Deferred charges - Consolidated

	Set/2003					Jun/2003
	Goodwill	Software Implementation costs	Others	Amortization	Total	Total
Cia. Suzano de Papel e Celulose	331,940	9,227	2,247	(1,535)	341,879	352,769
Bahia Sul Celulose S.A.	-	23,799	-	(7,452)	16,347	16,869
Others	-	-	18	-	18	26
	331,940	33,026	2,265	(8,987)	358,244	369,664

(In thousands of Brazilian Reais - R$)

12 Loans and financing

	Index		Interest	Parent Company September 30, 2003	Parent Company June 30, 2003	Consolidated September 30, 2003	Consolidated June 30, 2003
In Reais:							
BNDES - Finem	TJLP	(1)	7% to 12.34% p.a.	197,932	164,385	423,690	399,575
BNDES - Finame	TJLP	(1)	7.5% to 11.59% p.a.	37,363	39,163	42,305	44,218
BNDES - Automatic	TJLP	(1)	7.5% to 10% p.a.	4,691	5,021	5,805	6,321
Rural credit	-		8.75%	4,207	4,118	4,207	4,118
Working capital:							
Advances on export contracts	US$		2.65% to 13.7% p.a.	1,003,343	1,043,972	1,846,214	1,906,620
Syndicated loan	US$	(3)	LIBOR + 2.60% p.a.	-	-	221,271	295,780
Resolution 63	US$		(2)	93,471	137,154	93,471	137,154
Credit line FMO	US$		8.90% p.a.	38,114	40,741	38,114	40,741
Imports financing	US$/YEN/EUR		1.14% to 7.1% p.a.	43,190	40,641	44,035	41,471
Others	US$		-	-	-	11,090	4,992
				1,422,311	1,475,195	2,730,202	2,880,990
Current liabilities				542,244	609,585	1,403,719	1,171,472
Noncurrent liabilities				880,067	865,610	1,326,483	1,709,518
The long-term portion of loans and financing mature as follows:							
2004				133,490	199,528	143,753	606,215
2005				409,915	376,970	619,816	583,333
2006				208,606	177,098	364,081	329,948
2007				39,092	30,891	64,270	55,528
2008 onward				88,964	81,123	134,563	134,494
				880,067	865,610	1,326,483	1,709,518

(1) Capitalization term that corresponds to the exceeding portion of 6% p.a. over the long-term interest rate (TJLP) published by the Brazilian Central Bank;

(2) Loans under the following conditions:

R$ 33,895 - 111% to 115% of CDI; and

R$ 59,576 - 84% to 95% of CDI + coupon of 0.01% to 4.5% p.a. or foreign exchange variation (whichever is the higher).

(3) In the beginning of July 2001, the wholly-owned subsidiary Bahia Sul International Trading contracted foreign financing in the amount of US$ 100 million, for the acquisition of the totality of the eurobonds issued by Bahia Sul Celulose S.A. This Financing was contracted for a three-year period, which is the same period that the Eurobonds are due, for the cost of LIBOR plus 2.60% p.a. The Eurobonds will be held in trust by the aforementioned wholly-owned subsidiary until maturity in July, 2004.

(In thousands of Brazilian Reais - R$)

13 Related parties

	Bahia Sul Celulose S.A.	Suzanopar Investimentos Ltda.	Nemo International	Comercial e Agrícola Paineiras Ltda.	Stenfar S.A. I.C.I. y E.	Total
Trade Account Receivables		140,464	1,673		5,574	147,711
Noncurrent assets	14,652	1,865		17,700		34,217
Current liabilities	7,802		375	237		8,414
Current and noncurrent loans and financing		73,295				73,295
Noncurrent liabilities		3,046				3,046
Net Sales (purchases)	(42,838)	251,361	1,742	(1,921)	19,755	228,099
Financial income (expenses)	(1,835)	(5,347)				(7,182)

The main balances of assets and liabilities on September 30, 2003, as well as the transactions, which influenced the income of the period, related to operations with related parties, result from transactions with the Company and its subsidiaries, which were performed in normal market conditions considering similar types of operations.

The Company entered into an export financing transaction in the amount equivalent to US$ 200 million based on export receivables which are being transferred from its subsidiary Bahia Sul Celulose S.A.

According to the contractual terms, the Company had at September 30, 2003 a financial investment totaling R$ 21.3 million to be used in the servicing of this transaction. This amount is classified in "Interest earning bank deposits".

During the nine-month period of 2003, the subsidiary Bahia Sul Celulose S.A. transferred exports to the Company in the amount of R$ 109,112 that were exported simultaneously in the amount of R$ 106,156. The net effect between the Company exports and the products transferred from its subsidiary company for R$ 2,956 is shown as a financial expense, as this represents part of the cost of this financing.

(In thousands of Brazilian Reais - R$)

14 Provision for contingencies

	Parent Company		Consolidated	
	September 30, 2003	June 30, 2003	September 30, 2003	June 30, 2003
Tax and social security	65,194	71,424	103,161	104,299
Labor	13,260	15,852	18,368	20,960
	78,454	87,276	121,529	125,259

Provisions for contingencies were recorded to provide for possible losses in administrative and judicial claims related to fiscal, labor and social security matters, in amounts considered as sufficient by management, in accordance with the assessment of its lawyers and legal counsel.

15 Accounts payable - Land and forests - Consolidated

During 2002, the subsidiary Bahia Sul Celulose S.A. acquired land and eucalyptus forests planted on it, in the region of São Mateus - ES, payable in installments up till the end of 2007. The amounts related to this acquisition, presented as "other account payables" in current and noncurrent liabilities, at September 30, 2003, amount to R$ 24,934 and R$ 40,703, respectively (R$ 31,518 and R$ 44,635 at June 30, 2003).

16 Financial instruments

Considering the requirements of the Normative Instruction 235/95 from CVM, the Company performed an evaluation of its assets and liabilities as of September 30, 2003, concluding that the recorded amounts do not differ significantly from their market values.

(In thousands of Brazilian Reais - R$)

In order to reduce the effects of fluctuations of foreign exchange rate, the Company operated with financial instruments and, at September 30, 2003, there was an open swap position of dollar to CDI in the amount equivalent to US$ 48.4 million, in the Parent Company and an open position in "currency terms - NDF" of U$ 125.1 million in the consolidated position.

In order to minimize interest rate risks, the Company performed swap operations, fixing the interest rates on certain foreign currency loans at ceilings up to the limit of US$ 93.7 million in the Parent Company and US$ 213.7 million in the consolidated position.

17 Guarantees - Parent company

The guarantees provided by the parent company were the following:

	September 30, 2003	June 30, 2003
Bahia Sul Celulose S.A.		
BNDES	3,725	7,345

Shared guarantees with Suzano Petroquímica S.A.:

	September 30, 2003	June 30, 2003
Polibrasil Resinas S.A.		
Credit Line FMO	134,307	130,134
BNDES	50,122	52,496
	184,429	182,630

At September 30, 2003, the Company had outstanding "vendor" operations (bank loans to customers which are backed by a Company guarantee, in the event the customer defaults the bank on the due date) amounting to R$ 44,202 (R$ 31,704 at June 30, 2003).

(In thousands of Brazilian Reais - R$)

18 Subsequent event

By means of a Relevant Fact, published on October 6, 2003, the Company communicated that its Parent Company Suzano Holding S/A and other shareholders intend to perform a secondary public offering of the Company's preferred shares, representative of approximately 8.7% and 14% of the total capital and of the total preferred shares, respectively and, also, a primary public distribution of up to 10 million preferred shares and 5 million common shares, the latter to be totally subscribed by Suzano Holding S/A. Likewise, the Company informed that the board of directors approved on that date the distribution of remuneration to the shareholders in the form of interest on capital, as provided for in article 9 of Law 9249/95. The distribution amounts to R$ 55 million and is subject to withhold income tax, except for immune and exempted shareholders, and it should be paid out by the Company no later than December 19, 2003. As of December 15, 2003, the shares will be traded ex-interest. The amount of this interest on capital will be attributed to the compulsory dividend declared on income for the 2003 fiscal year. If the aforementioned offering is concluded no later than December 11, 2003, all the shares that are subscribed within of the offering will be entitled to this remuneration.

(In thousands of Brazilian Reais - R$)

Additional information

Statements of changes in financial position

	Parent company		Consolidated	
	Nine-month period ended September 30,		Nine-month period ended September 30,	
	2003	2002	2003	2002
Sources of funds				
From operations				
Net profit (loss) for the period	471,100	(148,301)	506,692	(137,363)
Items not affecting working capital				
Depreciation, depletion and amortization	60,972	48,846	132,466	117,121
Net book value of permanent assets disposed of	3,420	10,057	10,732	11,623
Deferred income and social contribution taxes	20,394	(151,340)	68,616	(228,384)
Interest on equity in subsidiaries and affiliates	(272,524)	(428,557)	876	-
Dividends from subsidiary	-	7,920	-	-
Amortization of goodwill	31,266	21,138	31,266	21,138
Provisions	15,228	65,346	22,183	1,126
Interest, exchange variation and monetary variation of noncurrent assets and liabilities	(139,699)	683,982	(286,203)	845,758
	190,157	109,091	486,628	631,019
From Shareholder's				
Integralization of capital	-	483,737	-	483,737
From third parties				
Noncurrent loans and financing	411,875	139,664	571,041	362,250
Noncurrent trade accounts payable	-	-	-	70,096
Capital reduction on subsidiary	653,309	-	-	-
Income tax incentive	-	462	-	462
Transfer of noncurrent assets	-	1,000	-	13,430
	1,065,184	141,126	571,041	446,238
Total sources	1,255,341	250,217	1,057,669	1,077,257
Application of funds				
Permanent assets				
Increase in investments	1,345	485,449	11,884	487,616
Increase in property, plant and equipment	264,723	122,011	362,507	278,484
Increase in deferred charges	1,987	4,022	3,558	6,632
	268,055	611,482	377,949	772,732
Noncurrent assets	23,550	6,191	31,254	15,247
Transference of noncurrent to current liabilities	334,180	281,214	962,396	388,722
Treasury shares	-	24	-	24
Total applications	625,785	898,911	1,371,599	1,176,725
Increase (decrease) in working capital	629,556	(648,694)	(313,930)	(99,468)
Changes in working capital				
Current assets	(146,507)	192,751	(817,677)	732,090
Current liabilities	776,063	(357,708)	503,747	(347,821)
Increase (decrease) in working capital	629,556	(164,957)	(313,930)	384,269

(In thousands of Brazilian Reais - R$)

Additional information - Parent Company

Statements of cash flows

	Parent company	
	Nine-month period ended September 30,	
	2003	**2002**
Cash flows from operating activity		
Net profit (loss) for the period	471,100	(148,301)
Adjustments to reconcile net income to cash generated by operating activities:		
Depreciation, depletion and amortization	60,972	48,846
Result on sale of fixed assets	(4,269)	(1,190)
Interest on equity in subsidiaries and affiliates	(272,524)	(428,557)
Amortization of goodwill	31,266	21,138
Dividends from subsidiary	-	7,920
Deferred income and social contribution taxes	13,334	(256,935)
Interest, exchange and monetary variation of assets and liabilities	(242,499)	945,313
Provisions	15,228	64,272
Changes in assets and liabilities		
Decrease (increase) in trade accounts receivable	26,980	(14,337)
(Increase) decrease in inventories	(71,134)	(18,548)
Decrease in other current and noncurrent assets	23,996	8,919
Increase in suppliers	20,094	11,734
Increase (decrease) in income and social contribution taxes	11,436	(20,037)
Increase (decrease) in other currents liabilities	42,502	(3,998)
Net cash from operating activities	126,482	216,239
Cash flows from investing activities		
Acquisition of property, plant and equipament and deferred charges	(266,710)	(126,033)
Acquisition of investments	(1,345)	(487,954)
Capital reduction on subsidiary	653,309	-
Income tax incentive	-	2,967
Proceeds generated from sale of fixed assets	7,689	12,321
Net cash from (used in) investing activities	392,943	(598,699)
Cash flows from financing activities		
Capital Integralization	-	483,737
Dividends paid	(67,239)	(50,185)
Proceeds from loans and financing	557,854	383,150
Payments on loans and financing - Parent Company	(653,309)	-
Payments on loans and financing - Third parties	(505,643)	(362,177)
Treasury Shares	-	(24)
Net cash (used in) from financing activities	(668,337)	454,501
(Decrease) increase in cash and cash equivalents		
At the beginning of the year	214,191	20,416
At the end of the year	65,279	92,457
(Decrease) increase in cash and cash equivalents	(148,912)	72,041

KPMG

Consolidated interim financial information

Consolidated balance sheets - Assets
Consolidated balance sheets - Liabilities and shareholder's equity
Consolidated statements of income

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Consolidated balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Assets	**September 30, 2003**	**June 30, 2003**
Current assets	1,947,416	2,141,735
Cash and cash equivalents	162,663	206,060
Interest earning bank deposits	848,363	1,041,043
Trade accounts receivable	410,992	402,503
Inventories	379,319	349,880
Dividends receivable	-	22
Other accounts receivable	21,259	22,349
Recoverable taxes	22,837	17,122
Deferred income and social contribution taxes	86,387	98,327
Prepaid expenses	15,596	4,429
Noncurrent assets	280,115	282,100
Recoverable taxes	19,716	16,664
Deferred income and social contribution taxes	194,706	207,962
Judicial deposits	23,015	22,340
Other accounts receivable	42,678	35,134
Permanent assets	3,340,549	3,247,407
Investments	39,865	34,793
Property, plant and equipment	2,942,440	2,842,950
Deferred charges	358,244	369,664
Total assets	5,568,080	5,671,242

See the accountants' review report and accompanying notes to the interim financial information.

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Consolidated balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Liabilities and shareholders' equity	September 30, 2003	June 30, 2003
Current liabilities	1,690,426	1,486,199
Loans and financing	1,403,719	1,171,472
Trade accounts payable	122,789	119,355
Taxes payable other than on income	14,025	13,148
Income and social contribution taxes	30,261	65,732
Dividends payable	186	188
Accrued salaries and payroll taxes	53,605	42,337
Other accounts payable	65,841	73,967
Noncurrent liabilities	1,517,139	1,908,791
Loans and financing	1,326,483	1,709,518
Provision for contingencies	121,529	125,259
Other accounts payable	40,703	44,635
Deferred income and social contribution taxes	28,424	29,379
Minority interests	117,978	114,066
Shareholders' equity	2,242,537	2,162,186
Share capital	1,137,737	1,137,737
Capital reserves	26,741	26,741
Revaluation reserves	36,135	37,989
Profit reserves	548,762	548,762
Accumulated profit	493,162	410,957
Total liabilities and shareholders' equity	5,568,080	5,671,242

See the accountants' review report and accompanying notes to the interim financial information.

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Consolidated statements of income

(Unaudited)

(In thousands of Brazilian Reais - R$, except profit per share)

	Three-month period ended September 30,		Nine-month period ended September 30,	
	2003	**2002**	**2003**	**2002**
Net sales	593,072	558,058	1,826,663	1,503,153
Cost of goods sold	(338,876)	(285,122)	(957,677)	(838,752)
Gross profit	254,196	272,936	868,986	664,401
Selling expenses	(34,973)	(30,435)	(100,163)	(88,701)
General and administrative expenses	(38,072)	(43,900)	(154,350)	(122,040)
Financial income	40,262	397,906	(36,485)	640,054
Financial expenses	(115,704)	(959,548)	163,988	(1,550,888)
Other operating income	18,784	9,160	24,678	15,043
Other operating expenses	(10,422)	(7,890)	(31,266)	(21,138)
Interest on equity in subsidiaries and affiliates	(156)	824	(876)	-
Operating profit (loss)	113,915	(360,947)	734,512	(463,269)
Nonoperating income (expenses)	7,609	(3,224)	13,558	6,011
Profit (loss) before income and social contribution taxes	121,524	(364,171)	748,070	(457,258)
Income and social contribution taxes	(37,261)	244,635	(241,378)	319,895
Profit (loss) before minority interest	84,263	(119,536)	506,692	(137,363)
Minority interest	(3,912)	(6,848)	(19,114)	(16,388)
Net profit (loss) for the period	80,351	(126,384)	487,578	(153,751)

See the accountants' review report and accompanying notes to the interim financial information.

FILE Nº 82-3550

KPMG

Companhia Suzano de Papel e Celulose

Interim financial information
Nine-month period ended
September 30, 2003 (Unaudited)

(A translation of the original interim financial information in Portuguese, prepared in accordance with accounting practices adopted in Brazil and rules of the Brazilian Securities and Exchange Commission (CVM))

KPMG

Companhia Suzano de Papel e Celulose

Interim financial information

Nine-month period ended September 30, 2003 (Unaudited)

Contents

Management report

World Pulp Market

NORSCAN pulp inventories for September 2003 were at 1.68 million tons, which corresponded to 27 production days and represented a decline of 150,000 tons compared to August 2003 NORSCAN inventory levels. This reduction is greater than the historical average seasonal decline of 110,000 tons and reflects higher shipment and lower capacity utilization, which ended this quarter at 88%. During the third quarter of 2003, prices were initially lower and rebounded in September, as monthly NORSCAN inventory levels were consistently better than historical average seasonal figures. In North America, US$20 higher eucalyptus pulp prices for October 2003 have already been announced.

Production and cash-cost

The Company produced 307.4 thousand tons of market pulp and 582.9 thousand tons of paper during the first nine months of 2003, compared to 311.3 thousand tons of market pulp and 568.4 thousand tons of paper produced during the same period in 2002. During the third quarter of 2003, the Company produced 106.4 thousand tons of market pulp and 200.6 thousand tons of paper, compared to 96.8 thousand tons of market pulp and 189.7 thousand tons of paper produced during the same quarter in 2002. Market pulp production cash-cost (unit production cost minus depreciation and amortization) was US$ 157/ton during the third quarter of 2003 and US$ 143/ton during the first nine months of 2003, due to the appreciation of the Real.

Net sales and sales volume

The reduction in average export prices during 3Q03, when presented in Reais, was caused mainly by the appreciation of the average exchange rate, which was R$ 2.93 in 3Q03, as compared to R$ 3.12 in 3Q02. In the Brazilian market, prices were higher as a result of the price recovery that began in the second half of 2002. Lower volumes in the domestic market are primarily attributable to the decline in domestic demand due to the slowdown in economic activity and the postponement of orders, which are usually placed during the third quarter, for printing and writing paper used to produce educational publications. Given its diversified product line and global customer base, the Company redirected sales to the export market.

Net sales were R$ 593.1 million during 3Q03, representing a 6.3% increase when compared to net sales of R$ 558.1 million during 3Q02. This increase is due to a 5.0% increase in average prices in Reais and to 1.2% higher sales volume. This quarter, exports represented 53.8% of the Company's net sales, as compared to 48.1% in 3Q02. In sales volume terms, exports accounted for 61.5% of total sales volume in 3Q03, as compared to 50.6% in 3Q02.

Net sales from exports increased by 18.7% and were R$ 318.8 million this quarter, as compared to R$ 268.7 million during 3Q02. This increase was the result of a 23.1% increase in export volume and of 3.6% lower average prices in Reais.

During 3Q03, Brazilian market sales were R$ 274.3 million, representing a 5.2% decrease when compared to R$ 289.4 million registered during 3Q02. This decrease reflects a 21.2% reduction in sales volume, partially offset by 20.2% higher average prices, when compared to 3Q02 prices.

Net sales were R$ 1,826.7 million during the first nine months of 2003 (9m03), representing a 21.5% increase in comparison to the net sales of R$ 1,503.2 million registered during the same period in 2002 (9m02). This increase was a result of 27.1% higher average prices, which more than offset the 4.4% decrease in sales volume. Exports represented 49.6% of the Company's net sales in 9m03 compared to 47.8% in 9m02. In terms of sales volume, exports accounted for 58.1% of the Company's total sales volume in 9m03 compared to 54.5% in 9m02.

Pulp net sales

In 3Q03, pulp net sales were 24.4% of total net sales, as compared to 22.8% in 3Q02.

Pulp net sales increased 14.1% to R$ 145.0 million in 3Q03, from R$ 127.1 million registered in 3Q02. This is due to a 23.1% increase in sales volume, which was partially offset by a 7.3% reduction in average prices. The reduction in average prices is primarily a consequence of the decrease in average international prices of pulp in 3Q03 and the appreciation of the real, partially offset by higher prices in the domestic market.

Paper net sales

In 3Q03, paper net sales were 75.6% of total net sales, as compared to 77.2% in 3Q02.

Paper net sales increased by 4.0% to R$ 448.1 million in 3Q03, from R$ 431.0 million in 3Q02. This was due to a 13.6% increase in average prices, despite a 8.4% decrease in sales volume. Higher average prices, when presented in Reais, reflect mainly the price recovery in the domestic market and a larger share of higher value-added products in the Company's sales mix. Sales volume was lower, primarily as a consequence of the lower economic activity during the period and of the postponement of orders for printing and writing paper to produce educational publications, that traditionally are placed during the third quarter.

Cost of goods sold

In 3Q03, unit cost of goods sold combined for both pulp and paper increased by 17.4% and reached R$ 1,156.8/ton, as compared to R$ 985.4/ton in 3Q02. This is primarily explained by higher labor and energy costs, and higher exports, which lead to higher logistics costs.

Gross profit

In 3Q03, gross profit was R$ 254.2 million, 6.9% lower than the R$ 272.9 million registered in 3Q02. As a result, gross margin declined to 42.9% in 3Q03 from 48.9% in 3Q02. The reduction in margin was influenced mainly by the lower domestic paper sales volume, where prices were higher and by the increase in unit costs of sales, as explained above.

Gross profits in 9m03 were R$ 869.0 million, as compared with R$ 664.4 million in 9m02. Despite the reduction in the quarterly gross margin, during the nine-month period there was an improvement in margins from 44.2% in 9m02 to 47.6% in 9m03.

Selling expenses

Selling expenses increased by 14.9% to R$ 35.0 million in 3Q03, when compared to R$ 30.4 million in 3Q02, mainly due to higher distribution expenses related with higher export volume.

General & Administrative (G&A) Expenses

In 3Q03, G&A expenses decreased 13.3% to R$ 38.1 million, from R$43.9 million in 3Q02. This reflects primarily the benefits of the Company's on-going cost reduction program.

EBITDA

In 3Q03, EBITDA decreased 0.1% to R$ 246.0 million, from R$ 246.3 million in 3Q02. Ebitda/Net Sales margin was 41.5% in 3Q03, compared to 44.1% in 3Q02, a 2.6 percentage points decrease mainly influenced by the reduction in gross margin, as explained above.


300
250
200
150
100
50
-
R$ millior
40,0%
41,5%
44,1%
256
246
246
2Q03
3Q03
3Q02
Ebitda
Ebitda margin

In 9m03, EBITDA increased 31.7% to R$771.6 million, from R$585.8 million in 9m02. Ebitda/Net Sales margin was 42.2% in 9m03, compared to 39.0% in 9m02, mainly influenced by the increase in average prices both in the export and the domestic markets.

Net financial expenses and exchange/Monetary variation

Net financial expenses were R$ 41.1 million in 3Q03, as compared to R$ 56.1 million in 3Q02, mainly due the effect of the Real appreciation on Company's US$-denominated interest expenses.

Given the fluctuation of the Real during the period, net exchange variation expenses in 3Q03 were R$ 34.3 million, when the exchange rate went from R$ 2.872 on June 30, 2003 to R$ 2.923 on September 30, 2003, as compared to R$ 505.6 million in 3Q02, when the exchange rate went from R$ 2.844 on June 30, 2002 to R$ 3.895 on September 30, 2003.

Income Tax and Social Contribution

Income tax and social contribution expenses were R$ 37.3 million in 3Q03, as compared to a tax credit of R$ 244.6 million in 3Q02. This is related to the increase in taxable income, mainly attributable to the volatility of the Real, as explained above.

Net profit

As a result of the foregoing, net profit in 3Q03 was R$ 80.4 million (R$ 0.3108 per share), as compared to a net loss of R$ 126.4 million (R$ 0.4889 per share) in 3Q02.

In 9m03, net profit was R$ 487.6 million (R$ 1.8860 per Share), as compared to a loss of R$ 153.8 million (R$ 0.5947 per share) in 9m02.

Cash and indebtedness

At the end of the third quarter, net debt totaled R$ 1,719.2 million or US$588.1 million, At June 30, 2003, net debt was R$ 1,633.9 million or US$568.9 million. The increase in net debt is mainly explained by the increase in the Company's capital expenditures, as explained below, and the effect of the devaluation of the Real on the net US$-denominated assets and liabilities, and the investments in working capital. The "Net debt/Annualized Nine-month Ebitda" ratio was 1.67x at September 30, 2003.

Given the effect of the Company's hedging transactions on its currency exposure, 77.8% of the gross indebtedness was in foreign currency and 22.2% was in Reais. Of the Company's total cash, 32.4% was invested in R$-denominated securities and 67.6% was invested in US$-linked securities.

Capital expenditures

During 9m03, capital expenditures were R$ 362.5 million, 30.2% higher than the Company's capital expenditures of R$ 278.5 million in 9m02. In 3Q03, capital expenditures were R$ 145.8 million, and consisted of, among other things, investments in the following projects: (i) R$ 73.5 million in the modernization and optimization program at the integrated pulp and paper plant in São Paulo (P&Q projects), (ii) R$ 12.4 million in the optimization project for the Company's production facilities in Bahia, and (iii) R$ 12.5 million in forest formation for the future expansion of the Company's production facilities in Bahia.

KPMG

KPMG Auditores Independentes

Mail address
Caixa Postal 2467
01060-970 São Paulo SP
Brasil

Office address
R. Dr. Renato Paes de Barros, 33
04530-904 São Paulo SP
Brasil

Central tel 55 (11) 3067.3000
Fax National (11) 3079.3752
International 55 (11) 3079.2916

Independent accountants' review report

The Board of Directors and Shareholders
Companhia Suzano de Papel e Celulose
São Paulo - SP

We have reviewed the interim financial information of Companhia Suzano de Papel e Celulose and the consolidated interim financial information for the Company and its subsidiaries for the nine-month period ended September 30, 2003, which comprise the balance sheet, the statement of income, management report and other relevant information, prepared in conformity with accounting practices adopted in Brazil.

Our review was performed in accordance with review standards established by IBRACON - the Brazilian Institute of Independent Auditors and the Federal Council of Accountancy, which comprised mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the principal criteria adopted in the preparation of the interim financial information; and (b) review of post-balance sheet information and events which may have a material effect on the financial position and operations of the Company and its subsidiaries.

Based on our limited review, we are not aware of any material changes which should be made to the interim financial information described above for them to be in conformity with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of interim financial information.

October 20, 2003

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho
Accountant CRC 1SP141128/O-2

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Assets	**September 30, 2003**	**June 30, 2003**
Current assets	523,288	686,416
Cash and cash equivalents	2,815	41,829
Interest earning bank deposits	62,464	206,776
Trade accounts receivable	181,614	194,933
Inventories	213,876	196,546
Dividends receivable	-	22
Other accounts receivable	9,112	7,478
Recoverable taxes	13,895	9,569
Deferred income and social contribution taxes	29,130	25,425
Prepaid expenses	10,382	3,838
Noncurrent assets	136,823	127,432
Recoverable taxes	19,716	16,664
Deferred income and social contribution taxes	70,115	73,369
Judicial deposits	8,932	8,811
Other accounts receivable	3,843	2,877
Related parties	34,217	25,711
Permanent assets	3,335,866	3,201,314
Investments	2,373,459	2,318,573
Property, plant and equipment	952,469	872,334
Deferred charges	9,938	10,407
Total assets	3,995,977	4,015,162

See the accountants' review report and accompanying notes to the interim financial information.

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Liabilities and shareholders' equity	September 30, 2003	June 30, 2003
Current liabilities	710,136	811,419
Loans and financing	542,244	609,585
Trade accounts payable	80,598	73,291
Taxes payable other than on income	8,420	8,298
Income and social contribution taxes	11,436	44,463
Dividends payable	176	176
Related parties	8,414	29,586
Accrued salaries and payroll taxes	34,535	28,260
Other accounts payable	24,313	17,760
Noncurrent liabilities	989,991	985,301
Loans and financing	880,067	865,610
Provision for contingencies	78,454	87,276
Related parties	3,046	3,036
Deferred income and social contribution taxes	28,424	29,379
Shareholders' equity	2,295,850	2,218,442
Share capital	1,137,737	1,137,737
Capital reserves	26,741	26,741
Revaluation reserves	36,135	37,989
Profit reserves	618,553	618,553
Accumulated profit	476,684	397,422
Total liabilities and shareholders' equity	3,995,977	4,015,162

See the accountants' review report and accompanying notes to the interim financial information.

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Statements of income

(Unaudited)

(In thousands of Brazilian Reais - R$, except profit per share)

	Three-month period ended September 30,		Nine-month period ended September 30,	
	2003	**2002**	**2003**	**2002**
Net sales	335,455	334,862	1,028,225	854,272
Cost of goods sold	(215,901)	(174,243)	(609,611)	(485,526)
Gross profit	119,554	160,619	418,614	368,746
Selling expenses	(32,828)	(33,645)	(94,097)	(77,368)
General and administrative expenses	(22,417)	(26,503)	(95,830)	(79,876)
Financial income	10,301	32,391	1,651	50,768
Financial expenses	(62,213)	(654,610)	63,866	(1,015,962)
Other operating income	14,252	4,039	15,370	6,740
Other operating expenses	(10,422)	(7,890)	(31,266)	(21,138)
Interest on equity in subsidiaries and affiliates	64,664	256,178	272,524	428,557
Operating profit (loss)	80,891	(269,421)	550,832	(339,533)
Nonoperating income (expenses)	2,715	(24,195)	20,609	(63,995)
Profit (loss) before income and social contribution taxes	83,606	(293,616)	571,441	(403,528)
Income and social contribution taxes	(6,198)	172,384	(100,341)	255,227
Net profit (loss) for the period	77,408	(121,232)	471,100	(148,301)
Number of shares (thousands)	258,517	254,551	258,517	254,551
Net profit (loss) per share	0.29943	(0.47626)	1.82232	(0.58260)

See the accountants' review report and accompanying notes to the interim financial information.

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

Nine-month period ended September 30, 2003 (Unaudited)

(In thousands of Brazilian Reais - R$)

1 Operations

The main business of the Company and its subsidiaries is the production and sale, locally and abroad, of eucalyptus short fiber pulp and paper, as well as the development and maintenance of eucalyptus forests for own use and for sale.

2 Presentation of the interim financial information

The interim financial information were prepared in accordance with accounting practices derived from Brazilian Corporation Law and the rules of the Brazilian Securities Exchange Commission (CVM), which are consistent with those applied in the preparation of the financial statements for the year-ended December 31, 2002.

Description of significant accounting policies

a. **Income statement** - Income and expenses are recognized on the accrual basis. Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue is not recognized if there are significant uncertainties on its realization;

b. **Foreign currency** - Monetary assets and liabilities in foreign currencies are translated into Reais at the exchange rate in effect at the balance sheet date. Resulting exchange gains or losses are recognized in the statements of income. For the foreign subsidiaries and affiliates, their assets and liabilities were translated into Reais at the foreign exchange rate ruling at the balance sheet date;

c. **Financial instruments** - Financial instruments, such as swaps and future contracts, are recorded initially at cost and subsequently restated according to the contractual terms, to reflect amounts accrued through the balance sheet date. The utilization of derivative financial instruments is to minimize the risks on loans and financing in foreign currency. According to its policy, the Company does not hold or issue derivative financial instruments for trading purposes;

d. **Interest earning bank deposits** - Recorded at cost, plus income accrued to the balance sheet date, which does not exceed market value;

e. **Provision for doubtful accounts** - Recorded at amounts considered sufficient by management to cover any losses arising on collection of accounts receivable;

f. **Inventories** - Stated at the lower of average cost of acquisition or production, which does not exceed market value;

g. **Investments** - Investments in subsidiaries were valued using the equity method, and the others were recorded at cost less a provision for loss (when applicable);

h. **Property, plant and equipment** - Recorded at the cost of acquisition, formation or construction and revaluation (including interest and other financial charges). Depreciation is provided using the straight-line method based on the useful lives mentioned in Note 10. The reforestation is composed of the costs of acquisition, formation and conservation and depletion is calculated based on the harvests and the average cost of the forests;

i. **Deferred charges** - Recorded at purchase and formation cost, less amortization, which is calculated by the straight-line method over a maximum period of 10 years. In the consolidated interim financial information, goodwill is based on future economic benefits and is amortized over a 10-year period;

j. **Rights and obligations** - Price-level restated according to the exchange rates or indices and interest rates specified in the contracts in force, to reflect amounts accrued through the balance sheet date;

k. **Provisions** - Recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability;

(In thousands of Brazilian Reais - R$)

l. Income and social contribution taxes - Income and social contribution taxes on the profit for the period comprises current and deferred tax.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted at the balance sheet date, which are as follows:

- Income tax - Computed at the rate of 25% (15% on taxable income, plus an additional of 10%).

- Social contribution tax - Computed at the rate of 9% of adjusted taxable income.

The deferred tax assets resulting from tax loss carry forward, negative basis of social contribution and temporary differences were recorded in accordance with CVM Instruction 371 of June 27, 2002; and

m. Revaluation reserves - these reserves were established prior to 1986 through the revaluation of assets owned by the Company. They are recorded net of deferred taxes which are classified as noncurrent liabilities. The revaluation reserve is realized in proportion to the depreciation or disposal of the assets from which it was generated, net of related taxes, against retained earnings.

The Company is presenting the statements of cash flows for the Parent Company, prepared in accordance to NPC 20 - Statement of Cash Flows issued by IBRACON - Brazilian Institute of Independent Auditors and the statements of changes in financial position for the Parent Company and Consolidated, both prepared as additional information.

Certain information for the periods ended June 30, 2003 and September 30, 2002 were reclassified in order to conform with current interim financial information presentation.

(In thousands of Brazilian Reais - R$)

3 Consolidated interim financial information

The consolidated interim financial information includes the interim financial information of Companhia Suzano de Papel e Celulose and its direct and indirect subsidiaries, as shown below:

	September 30, 2003	June 30, 2003	September 30, 2002
Bahia Sul Celulose S.A.	**93.92%**	**93.92%**	**93.88%**
Bahia Sul América Inc.	100%	100%	100%
Bahia Sul International Trading Ltd.	100%	100%	100%
Suzanopar Investimentos Ltd.	**100%**	**100%**	**100%**
Suzanopar International S.A.	100%	100%	100%
CSPC Overseas Ltd.	100%	100%	100%
Comercial e Agrícola Paineiras Ltda.	**100%**	**100%**	**100%**
Nemo International	**100%**	**100%**	**100%**
Sun Paper and Board Limited	100%	100%	100%
Nemotrade Corporation	100%	100%	100%
Stenfar S.A. Indl. Coml. Imp. Exp.	**100%**	**100%**	**100%**

Description of main consolidation procedures

- **a.** Elimination of intercompany asset and liability account balances;
- **b.** Elimination of investment in the subsidiaries' capital, reserves and retained earnings;
- **c.** Elimination of intercompany revenue and expense balances and unearned income arising from intercompany transactions; and
- **d.** Identification of minority interests in the consolidated financial information.

(In thousands of Brazilian Reais - R$)

Reconciliation of the statements of income and shareholders' equity

	Net profit for the period			
	Three-month period ended September 30, 2003	**Nine-month period ended September 30, 2003**	**Three-month period ended September 30, 2002**	**Nine-month period ended September 30, 2002**
Consolidated	80,351	487,578	(126,384)	(153,751)
Elimination of unrealized (loss) income by the parent company in transactions with subsidiaries, net of income and social contribution taxes	(2,943)	(16,478)	5,152	5,450
Parent company	77,408	471,100	(121,232)	(148,301)

	Shareholders' equity	
	September 30, 2003	**June 30, 2003**
Consolidated	2,242,537	2,162,186
Elimination of unrealized income by the parent company in transactions with subsidiaries, net of income and social contribution tax	53,313	56,256
Parent company	2,295,850	2,218,442

(In thousands of Brazilian Reais - R$)

4 Trade accounts receivable

	Parent Company		Consolidated	
	September 30, 2003	June 30, 2003	September 30, 2003	June 30, 2003
Domestic customers	190,265	202,930	269,542	259,777
Foreign customers	162,582	119,575	321,043	280,149
Export bills discounted	(156,734)	(114,805)	(157,039)	(117,589)
Allowance for doubtful accounts	(14,499)	(12,767)	(22,554)	(19,834)
	181,614	194,933	410,992	402,503

5 Inventories

	Parent Company		Consolidated	
	September 30, 2003	June 30, 2003	September 30, 2003	June 30, 2003
Finished goods	116,985	100,779	217,033	188,791
Work-in-process	10,001	14,438	12,046	16,385
Raw materials	30,749	29,790	50,150	48,243
Maintenance and other materials	56,141	51,539	100,090	96,461
	213,876	196,546	379,319	349,880

(In thousands of Brazilian Reais - R$)

6 Credit from disposal of investments - Consolidated

In January 2003, the Company and its subsidiary Bahia Sul Celulose S.A. communicated to the shareholders and to the market its decision, jointly with Sonae, SGPS, SA (Sonae), to terminate the association that had been established in September 2001, through Sonae, Produtos e Derivados Florestais, SGPS, S.A. (SPDF), due to the non-verification of the conditions originally established for the maintenance of the association. Such association had the objective of acquiring control of Portucel - Empresa Produtora de Pasta e Papel S.A., through participation in the privatization process of the latter, in the modality then in progress.

On April 30, 2003, subsequently to the contractual withdraw option exercised by the Company, Sonae acquired the total interest held by the Company, through its subsidiary Bahia Sul International Trading Ltd., in SPDF, corresponding to 49.99% of the respective capital. The amount received by Bahia Sul International Trading Ltd. amounts to EURO 136.2 million (equivalent to R$ 441 million).

During the third quarter of 2003, the subsidiary Bahia Sul Celulose S.A. performed a capital reduction of its wholly-owned subsidiary Bahia Sul International Trading Ltd., in the amount of US$ 125.1 million (R$ 370.3 million), in order to repatriate these funds to Brazil.

7 Recoverable taxes

	Parent Company		Consolidated	
	September 30, 2003	June 30, 2003	September 30, 2003	June 30, 2003
Recoverable social contribution tax	2,959	-	2,959	-
Withheld income tax on interest earning bank deposits	339	332	5,675	3,716
Value-Added tax on acquisition of property, plant and equipment	29,287	24,481	32,893	27,422
Other taxes and contributions	1,026	1,420	1,026	2,648
	33,611	26,233	42,553	33,786

(In thousands of Brazilian Reais - R$)

8 Deferred income and social contribution taxes

The deferred income and social contribution taxes are recognized to reflect future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their book values.

In accordance with CVM Instruction 371, of June 27, 2002, the Company recognized tax credits on income tax loss carry-forwards and the negative basis of social contribution, based on its expectation of generating future taxable profits, supported by a technical valuation approved by management.

Based on this study of projections for taxable income, the Company estimates that it will recover the tax credits within the period established in the aforementioned CVM Instruction 371/2002, substantially, in the next 5 years, for the Parent Company and in the next 9 years at the consolidated level. In these projections, at the consolidated level, the incentive for reduction of income tax by 75%, by the subsidiary Bahia Sul Celulose S.A., is being taken into consideration.

The recorded deferred income and social contribution taxes are derived from:

	Parent Company		Consolidated	
Assets	**September 30, 2003**	**June 30, 2003**	**September 30, 2003**	**June 30, 2003**
Tax losses carry forward	23,873	26,503	125,767	149,419
Negative basis of social contribution	12,239	12,908	46,029	48,502
Temporary differences	63,133	59,383	109,297	108,368
- Provisions	43,011	41,866	89,175	90,851
- Goodwill amortization	20,122	17,517	20,122	17,517
	99,245	98,794	281,093	306,289

(In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated	
Liabilities	**September 30, 2003**	**June 30, 2003**	**September 30, 2003**	**June 30, 2003**
Accelerated depreciation	10,820	10,820	10,820	10,820
Revaluation reserve	17,368	18,323	17,368	18,323
Negative goodwill	236	236	236	236
	28,424	29,379	28,424	29,379

The Company presented, as of September 30, 2003, tax losses carry forward of R$ 94,257 (R$ 529,964 in the consolidated) and negative basis of social contribution of R$ 134,756 (R$ 525,085 in the consolidated).

Income Tax - Reduction of 75% ADENE

The Subsidiary Bahia Sul Celulose was granted a tax rate reduction of 75% up to 2011 for pulp and up to 2012 for paper.

The income tax, resulting from this reduction, is not recorded as an expense in the statements of income. However, at the end of the year, and after net income is obtained, the reduction amount is recorded as a capital reserve, as a partial destination of the net income for the year, in order to comply with legal requirement of not distributing to the shareholders the obtained reduction. The reduction amount, for the nine-month period ended on September 30, 2003, is R$ 58,254.

Income and social contribution taxes on foreign profits

The Company recorded a provision related to income and social contribution taxes on profits earned by its foreign subsidiaries, according to Provisional Measure no. 2158-34 of June 29, 2001, in the amount of R$ 4,198 in the Parent Company, and R$ 20,441 in the consolidated balance sheet. These amounts are presented as current liabilities at September 30, 2003.

(In thousands of Brazilian Reais - R$)

9 Investments

Parent Company	Percentage held	Investments September 30, 2003	Investments June 30, 2003	Equity interest September 30, 2003	Equity interest September 30, 2002
Subsidiaries					
Bahia Sul Celulose S.A.	93.92%	1,818,063	1,755,904	290,913	12,471
Suzanopar Investimentos Ltd.	100.00%	173,389	170,311	(15,468)	406,330
Nemo International	100.00%	17,173	15,966	(134)	7,645
Comercial e Agrícola Paineiras Ltda.	100.00%	8,804	10,505	(2,349)	2,111
		2,017,429	1,952,686	272,962	428,557
Associated Company					
Pakprint S.A.	10.00%	637	680	(438)	-
Other investments					
Other investments		23,453	22,845	-	-
Unamortized goodwill (1)		412,429	412,429	-	-
Goodwill amortization		(80,489)	(70,067)	-	-
		355,393	365,207	-	-
		2,373,459	2,318,573	272,524	428,557

Consolidated	Investments September 30, 2003	Investments June 30, 2003	Equity interest September 30, 2003	Equity interest September 30, 2002
Other investments	39,865	34,793	(876)	-
	39,865	34,793	(876)	-

(1) Refers mainly to the goodwill on the acquisition of share participation of Companhia Vale do Rio Doce in Bahia Sul Celulose S.A. and on the exchange of preferred shares issued by Bahia Sul for preferred shares issued by the Company, justified by the expected profitability of the operations, and amortized over a ten-year period.

(In thousands of Brazilian Reais - R$)

10 Property, plant and equipment

		Parent company		Consolidated	
	Useful life	September 30, 2003	June 30, 2003	September 30, 2003	June 30, 2003
Buildings	25 to 35 years	132,329	133,274	609,592	609,888
Machinery and equipment	10 to 35 years	1,189,338	1,138,139	2,903,370	2,839,480
Others	5 to 10 years	91,246	91,572	124,667	124,515
		1,412,913	1,362,985	3,637,629	3,573,883
Accumulated depreciation		(904,127)	(887,738)	(1,614,589)	(1,581,474)
Land and farms		82,026	76,564	265,005	255,860
Timber resources		133,648	128,687	379,139	364,954
Construction-in-progress		228,009	191,836	275,256	229,727
		952,469	872,334	2,942,440	2,842,950

11 Deferred charges - Consolidated

	Set/2003					Jun/2003
	Goodwill	Software Implementation costs	Others	Amortization	Total	Total
Cia. Suzano de Papel e Celulose	331,940	9,227	2,247	(1,535)	341,879	352,769
Bahia Sul Celulose S.A.	-	23,799	-	(7,452)	16,347	16,869
Others	-	-	18	-	18	26
	331,940	33,026	2,265	(8,987)	358,244	369,664

(In thousands of Brazilian Reais - R$)

12 Loans and financing

	Index		Interest	Parent Company September 30, 2003	Parent Company June 30, 2003	Consolidated September 30, 2003	Consolidated June 30, 2003
In Reais:							
BNDES - Finem	TJLP	(1)	7% to 12.34% p.a.	197,932	164,385	423,690	399,575
BNDES - Finame	TJLP	(1)	7.5% to 11.59% p.a.	37,363	39,163	42,305	44,218
BNDES - Automatic	TJLP	(1)	7.5% to 10% p.a.	4,691	5,021	5,805	6,321
Rural credit	-		8.75%	4,207	4,118	4,207	4,118
Working capital:							
Advances on export contracts	US$		2.65% to 13.7% p.a.	1,003,343	1,043,972	1,846,214	1.906,620
Syndicated loan	US$	(3)	LIBOR + 2.60% p.a.	-	-	221,271	295,780
Resolution 63	US$		(2)	93,471	137,154	93,471	137,154
Credit line FMO	US$		8.90% p.a.	38,114	40,741	38,114	40,741
Imports financing	US$/YEN/EUR		1.14% to 7.1% p.a.	43,190	40,641	44,035	41,471
Others	US$		-	-	-	11,090	4,992
				1,422,311	1,475,195	2,730,202	2,880,990
Current liabilities				542,244	609,585	1,403,719	1,171,472
Noncurrent liabilities				880,067	865,610	1,326,483	1,709,518
The long-term portion of loans and financing mature as follows:							
2004				133,490	199,528	143,753	606,215
2005				409,915	376,970	619,816	583,333
2006				208,606	177,098	364,081	329,948
2007				39,092	30,891	64,270	55,528
2008 onward				88,964	81,123	134,563	134,494
				880,067	865,610	1,326,483	1,709,518

(1) Capitalization term that corresponds to the exceeding portion of 6% p.a. over the long-term interest rate (TJLP) published by the Brazilian Central Bank;

(2) Loans under the following conditions:

R$ 33,895 - 111% to 115% of CDI; and

R$ 59,576 - 84% to 95% of CDI + coupon of 0.01% to 4.5% p.a. or foreign exchange variation (whichever is the higher).

(3) In the beginning of July 2001, the wholly-owned subsidiary Bahia Sul International Trading contracted foreign financing in the amount of US$ 100 million, for the acquisition of the totality of the eurobonds issued by Bahia Sul Celulose S.A. This Financing was contracted for a three-year period, which is the same period that the Eurobonds are due, for the cost of LIBOR plus 2.60% p.a. The Eurobonds will be held in trust by the aforementioned wholly-owned subsidiary until maturity in July, 2004.

(In thousands of Brazilian Reais - R$)

13 Related parties

	Bahia Sul Celulose S.A.	Suzanopar Investimentos Ltda.	Nemo International	Comercial e Agrícola Paineiras Ltda.	Stenfar S.A. I.C.I. y E.	Total
Trade Account Receivables		140,464	1,673		5,574	147,711
Noncurrent assets	14,652	1,865		17,700		34,217
Current liabilities	7,802		375	237		8,414
Current and noncurrent loans and financing		73,295				73,295
Noncurrent liabilities		3,046				3,046
Net Sales (purchases)	(42,838)	251,361	1,742	(1,921)	19,755	228,099
Financial income (expenses)	(1,835)	(5,347)				(7,182)

The main balances of assets and liabilities on September 30, 2003, as well as the transactions, which influenced the income of the period, related to operations with related parties, result from transactions with the Company and its subsidiaries, which were performed in normal market conditions considering similar types of operations.

The Company entered into an export financing transaction in the amount equivalent to US$ 200 million based on export receivables which are being transferred from its subsidiary Bahia Sul Celulose S.A.

According to the contractual terms, the Company had at September 30, 2003 a financial investment totaling R$ 21.3 million to be used in the servicing of this transaction. This amount is classified in "Interest earning bank deposits".

During the nine-month period of 2003, the subsidiary Bahia Sul Celulose S.A. transferred exports to the Company in the amount of R$ 109,112 that were exported simultaneously in the amount of R$ 106,156. The net effect between the Company exports and the products transferred from its subsidiary company for R$ 2,956 is shown as a financial expense, as this represents part of the cost of this financing.

(In thousands of Brazilian Reais - R$)

14 Provision for contingencies

	Parent Company		Consolidated	
	September 30, 2003	June 30, 2003	September 30, 2003	June 30, 2003
Tax and social security	65,194	71,424	103,161	104,299
Labor	13,260	15,852	18,368	20,960
	78,454	87,276	121,529	125,259

Provisions for contingencies were recorded to provide for possible losses in administrative and judicial claims related to fiscal, labor and social security matters, in amounts considered as sufficient by management, in accordance with the assessment of its lawyers and legal counsel.

15 Accounts payable - Land and forests - Consolidated

During 2002, the subsidiary Bahia Sul Celulose S.A. acquired land and eucalyptus forests planted on it, in the region of São Mateus - ES, payable in installments up till the end of 2007. The amounts related to this acquisition, presented as "other account payables" in current and noncurrent liabilities, at September 30, 2003, amount to R$ 24,934 and R$ 40,703, respectively (R$ 31,518 and R$ 44,635 at June 30, 2003).

16 Financial instruments

Considering the requirements of the Normative Instruction 235/95 from CVM, the Company performed an evaluation of its assets and liabilities as of September 30, 2003, concluding that the recorded amounts do not differ significantly from their market values.

(In thousands of Brazilian Reais - R$)

In order to reduce the effects of fluctuations of foreign exchange rate, the Company operated with financial instruments and, at September 30, 2003, there was an open swap position of dollar to CDI in the amount equivalent to US$ 48.4 million, in the Parent Company and an open position in "currency terms - NDF" of U$ 125.1 million in the consolidated position.

In order to minimize interest rate risks, the Company performed swap operations, fixing the interest rates on certain foreign currency loans at ceilings up to the limit of US$ 93.7 million in the Parent Company and US$ 213.7 million in the consolidated position.

17 Guarantees - Parent company

The guarantees provided by the parent company were the following:

	September 30, 2003	June 30, 2003
Bahia Sul Celulose S.A.		
BNDES	3,725	7,345

Shared guarantees with Suzano Petroquímica S.A.:

	September 30, 2003	June 30, 2003
Polibrasil Resinas S.A.		
Credit Line FMO	134,307	130,134
BNDES	50,122	52,496
	184,429	182,630

At September 30, 2003, the Company had outstanding "vendor" operations (bank loans to customers which are backed by a Company guarantee, in the event the customer defaults the bank on the due date) amounting to R$ 44,202 (R$ 31,704 at June 30, 2003).

(In thousands of Brazilian Reais - R$)

18 Subsequent event

By means of a Relevant Fact, published on October 6, 2003, the Company communicated that its Parent Company Suzano Holding S/A and other shareholders intend to perform a secondary public offering of the Company's preferred shares, representative of approximately 8.7% and 14% of the total capital and of the total preferred shares, respectively and, also, a primary public distribution of up to 10 million preferred shares and 5 million common shares, the latter to be totally subscribed by Suzano Holding S/A. Likewise, the Company informed that the board of directors approved on that date the distribution of remuneration to the shareholders in the form of interest on capital, as provided for in article 9 of Law 9249/95. The distribution amounts to R$ 55 million and is subject to withhold income tax, except for immune and exempted shareholders, and it should be paid out by the Company no later than December 19, 2003. As of December 15, 2003, the shares will be traded ex-interest. The amount of this interest on capital will be attributed to the compulsory dividend declared on income for the 2003 fiscal year. If the aforementioned offering is concluded no later than December 11, 2003, all the shares that are subscribed within of the offering will be entitled to this remuneration.

(In thousands of Brazilian Reais - R$)

Additional information

Statements of changes in financial position

	Parent company		Consolidated	
	Nine-month period ended September 30,		Nine-month period ended September 30,	
	2003	**2002**	**2003**	**2002**
Sources of funds				
From operations				
Net profit (loss) for the period	471,100	(148,301)	506,692	(137,363)
Items not affecting working capital				
Depreciation, depletion and amortization	60,972	48,846	132,466	117,121
Net book value of permanent assets disposed of	3,420	10,057	10,732	11,623
Deferred income and social contribution taxes	20,394	(151,340)	68,616	(228,384)
Interest on equity in subsidiaries and affiliates	(272,524)	(428,557)	876	-
Dividends from subsidiary	-	7,920	-	-
Amortization of goodwill	31,266	21,138	31,266	21,138
Provisions	15,228	65,346	22,183	1,126
Interest, exchange variation and monetary variation of noncurrent assets and liabilities	(139,699)	683,982	(286,203)	845,758
	190,157	109,091	486,628	631,019
From Shareholder's				
Integralization of capital	-	483,737	-	483,737
From third parties				
Noncurrent loans and financing	411,875	139,664	571,041	362,250
Noncurrent trade accounts payable	-	-	-	70,096
Capital reduction on subsidiary	653,309	-	-	-
Income tax incentive	-	462	-	462
Transfer of noncurrent assets	-	1,000	-	13,430
	1,065,184	141,126	571,041	446,238
Total sources	1,255,341	250,217	1,057,669	1,077,257
Application of funds				
Permanent assets				
Increase in investments	1,345	485,449	11,884	487,616
Increase in property, plant and equipment	264,723	122,011	362,507	278,484
Increase in deferred charges	1,987	4,022	3,558	6,632
	268,055	611,482	377,949	772,732
Noncurrent assets	23,550	6,191	31,254	15,247
Transference of noncurrent to current liabilities	334,180	281,214	962,396	388,722
Treasury shares	-	24	-	24
Total applications	625,785	898,911	1,371,599	1,176,725
Increase (decrease) in working capital	629,556	(648,694)	(313,930)	(99,468)
Changes in working capital				
Current assets	(146,507)	192,751	(817,677)	732,090
Current liabilities	776,063	(357,708)	503,747	(347,821)
Increase (decrease) in working capital	629,556	(164,957)	(313,930)	384,269

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

Additional information - Parent Company

Statements of cash flows

	Parent company	
	Nine-month period ended September 30,	
	2003	**2002**
Cash flows from operating activity		
Net profit (loss) for the period	471,100	(148,301)
Adjustments to reconcile net income to cash generated by operating activities:		
Depreciation, depletion and amortization	60,972	48,846
Result on sale of fixed assets	(4,269)	(1,190)
Interest on equity in subsidiaries and affiliates	(272,524)	(428,557)
Amortization of goodwill	31,266	21,138
Dividends from subsidiary	-	7,920
Deferred income and social contribution taxes	13,334	(256,935)
Interest, exchange and monetary variation of assets and liabilities	(242,499)	945,313
Provisions	15,228	64,272
Changes in assets and liabilities		
Decrease (increase) in trade accounts receivable	26,980	(14,337)
(Increase) decrease in inventories	(71,134)	(18,548)
Decrease in other current and noncurrent assets	23,996	8,919
Increase in suppliers	20,094	11,734
Increase (decrease) in income and social contribution taxes	11,436	(20,037)
Increase (decrease) in other currents liabilities	42,502	(3,998)
Net cash from operating activities	126,482	216,239
Cash flows from investing activities		
Acquisition of property, plant and equipament and deferred charges	(266,710)	(126,033)
Acquisition of investments	(1,345)	(487,954)
Capital reduction on subsidiary	653,309	-
Income tax incentive	-	2,967
Proceeds generated from sale of fixed assets	7,689	12,321
Net cash from (used in) investing activities	392,943	(598,699)
Cash flows from financing activities		
Capital Integralization	-	483,737
Dividends paid	(67,239)	(50,185)
Proceeds from loans and financing	557,854	383,150
Payments on loans and financing - Parent Company	(653,309)	-
Payments on loans and financing - Third parties	(505,643)	(362,177)
Treasury Shares	-	(24)
Net cash (used in) from financing activities	(668,337)	454,501
(Decrease) increase in cash and cash equivalents		
At the beginning of the year	214,191	20,416
At the end of the year	65,279	92,457
(Decrease) increase in cash and cash equivalents	(148,912)	72,041

KPMG

Consolidated interim financial information

Consolidated balance sheets - Assets
Consolidated balance sheets - Liabilities and shareholder's equity
Consolidated statements of income

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Consolidated balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Assets	**September 30, 2003**	**June 30, 2003**
Current assets	1,947,416	2,141,735
Cash and cash equivalents	162,663	206,060
Interest earning bank deposits	848,363	1,041,043
Trade accounts receivable	410,992	402,503
Inventories	379,319	349,880
Dividends receivable	-	22
Other accounts receivable	21,259	22,349
Recoverable taxes	22,837	17,122
Deferred income and social contribution taxes	86,387	98,327
Prepaid expenses	15,596	4,429
Noncurrent assets	280,115	282,100
Recoverable taxes	19,716	16,664
Deferred income and social contribution taxes	194,706	207,962
Judicial deposits	23,015	22,340
Other accounts receivable	42,678	35,134
Permanent assets	3,340,549	3,247,407
Investments	39,865	34,793
Property, plant and equipment	2,942,440	2,842,950
Deferred charges	358,244	369,664
Total assets	5,568,080	5,671,242

See the accountants' review report and accompanying notes to the interim financial information.

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Consolidated balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Liabilities and shareholders' equity	**September 30, 2003**	**June 30, 2003**
Current liabilities	1,690,426	1,486,199
Loans and financing	1,403,719	1,171,472
Trade accounts payable	122,789	119,355
Taxes payable other than on income	14,025	13,148
Income and social contribution taxes	30,261	65,732
Dividends payable	186	188
Accrued salaries and payroll taxes	53,605	42,337
Other accounts payable	65,841	73,967
Noncurrent liabilities	1,517,139	1,908,791
Loans and financing	1,326,483	1,709,518
Provision for contingencies	121,529	125,259
Other accounts payable	40,703	44,635
Deferred income and social contribution taxes	28,424	29,379
Minority interests	117,978	114,066
Shareholders' equity	2,242,537	2,162,186
Share capital	1,137,737	1,137,737
Capital reserves	26,741	26,741
Revaluation reserves	36,135	37,989
Profit reserves	548,762	548,762
Accumulated profit	493,162	410,957
Total liabilities and shareholders' equity	5,568,080	5,671,242

See the accountants' review report and accompanying notes to the interim financial information.

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Consolidated statements of income

(Unaudited)

(In thousands of Brazilian Reais - R$, except profit per share)

	Three-month period ended September 30,		Nine-month period ended September 30,	
	2003	**2002**	**2003**	**2002**
Net sales	593,072	558,058	1,826,663	1,503,153
Cost of goods sold	(338,876)	(285,122)	(957,677)	(838,752)
Gross profit	254,196	272,936	868,986	664,401
Selling expenses	(34,973)	(30,435)	(100,163)	(88,701)
General and administrative expenses	(38,072)	(43,900)	(154,350)	(122,040)
Financial income	40,262	397,906	(36,485)	640,054
Financial expenses	(115,704)	(959,548)	163,988	(1,550,888)
Other operating income	18,784	9,160	24,678	15,043
Other operating expenses	(10,422)	(7,890)	(31,266)	(21,138)
Interest on equity in subsidiaries and affiliates	(156)	824	(876)	-
Operating profit (loss)	113,915	(360,947)	734,512	(463,269)
Nonoperating income (expenses)	7,609	(3,224)	13,558	6,011
Profit (loss) before income and social contribution taxes	121,524	(364,171)	748,070	(457,258)
Income and social contribution taxes	(37,261)	244,635	(241,378)	319,895
Profit (loss) before minority interest	84,263	(119,536)	506,692	(137,363)
Minority interest	(3,912)	(6,848)	(19,114)	(16,388)
Net profit (loss) for the period	80,351	(126,384)	487,578	(153,751)

See the accountants' review report and accompanying notes to the interim financial information.